4/18



05007285

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Exel PLC

*CURRENT ADDRESS

PROCESSED

APR 25 2005 E

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34655 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/18/05

Exel plc
Annual Report 2004

exel



delivering
across the supply chain

75%

Exel works with over 75% of the world's top 250 non-financial companies.
Source: Business Week top 250 global companies 2004.


exel

Customers

We work with:

- 19 of the top 20 consumer goods companies
- 7 of the top 13 global retailers
- 28 of the top 30 global technology manufacturers
- 7 of the top 8 automotive companies
- 17 of the top 20 healthcare companies
- 7 of the top 10 chemical companies

Source: Business Week top 250 global companies 2004.

Delivering the supply chain needs of our customers Wherever and however our customers need our support, we have the answers to their supply chain problems. We offer a wide range of services to suit market and sector needs. Some of our services are highlighted below.



Consultancy

With an experienced international management team, we offer our customers best practice solutions to their supply chain needs. We have developed expertise in project management and IT solutions, backed by strong experience in consultancy and design and have a proven track record of successful start-ups.



In-plant logistics

Our teams deliver and store all types of raw materials from their point of origin. Using a combination of air, sea or roadfreight we transport raw materials to the point of manufacture. We also support our customers' assembly operations by ensuring the timely delivery of raw materials to prevent production delays, often from supplier parks managed by Exel.



Customs broking

Our regulatory knowledge and local expertise enable us to work with customs authorities to ease the movement of goods across national borders. We offer a complete menu of broking services as customs management is central to our service offering in every market of operation.



Inbound transport

Whether by air, sea or road, we combine our freight services and web-enabled tracking to move items effectively and efficiently. We have extensive global coverage, multi-modal capabilities, a range of time-definite transport solutions and are well positioned to support our customers throughout our network of locations across more than 135 countries.



Warehousing

Exel is the world's largest warehouse logistics provider. We offer both dedicated and shared facilities to store our customers' goods. We also provide a range of value-added services to reduce costs and improve inventory management. Warehousing services support inbound logistics, distribution and after-market services and can ensure maximum flexibility in sub-assembly, packaging and other product customisation.



Outbound transport

We provide integrated transport services, often by road and rail, either on a stand-alone basis or as part of a total solution. These services optimise cost and time as products move from warehouse to final destination. Often we use bespoke technology, such as Exel's managed transport service, to assess a customer's transport network in its entirety and provide cost effective solutions.



After-sales

Our innovative supply chain solutions move beyond traditional logistics and transport services. We add value to finished products – the products on the store shelf – by providing services such as in-store logistics, order processing, call centre management, home delivery, after-sales set up and installation and the return of faulty or damaged items.



For more on our logistics solutions and core services visit
http://www.exel.com/exel/home/solutions/

+6.2%

The airfreight market is predicted to grow 6.2% per annum over the next 20 years.
Source: Boeing Air Cargo Forecast 2004-2024.



+13%

Exel's customers expect outsourcing to increase 13% in the next two years.
Source: Exel's global customer survey conducted by MORI in May 2004.


XX
XIX
XVIII
XVII
XVI

£300bn

We estimate the supply chain market is valued at £300bn ($550bn) globally and expect it to grow at 5-6% per annum.

Our markets We believe the supply chain offers us real opportunities for growth and development across all our sectors and regions. Our business comprises both freight management and contract logistics and increasingly our customers see the value of, and benefit from, integrated logistics that incorporate both.

Market opportunities Over the past decade, more and more companies have chosen to focus on core competencies and outsource the rest of their business, including their supply chains, to specialists like Exel. The global business environment has been impacted by globalisation, competition, technology, regulation and consumer demand. We have developed a market-leading position by adapting to these changes. Our flexibility has enabled us to move with the times and keep on meeting our customers' changing needs.

Growth prospects To date, Exel has grown through a combination of organic growth and acquisitions. Over the next three years, while there will be opportunities for selected bolt-on acquisitions, we will concentrate on organic growth. This will come from the underlying growth of our markets, the take-up of our integrated logistics services and the strengthening of our customer relationships. Our strategy is to increase Exel's value to customers by providing additional services and working with them in more countries.

Our customers Today, our customers include 75% of the largest non-financial companies in the world, as defined by *Business Week's* top 250 global companies 2004. Our global reach, skilled people, market knowledge, consistent processes and innovative solutions make us the partner of choice for many leading companies on a global, regional and local scale.


contract logistics
integrated logistics
freight management

Contract logistics Contract logistics includes warehousing and ground-based distribution, separately and in combination. These services are charged in two ways over the life of the contract: 'open book' with costs passed on to the customer plus a management fee usually linked to performance, or 'closed book' with an inclusive price agreed upfront linked to volume and mix. Hybrid contracts use both types of fee, which is of mutual benefit, particularly when using campus and shared-user solutions. Additional value share arrangements may also be included within the contract structure to encourage both parties to work together to deliver cost savings and other areas of value such as lower inventories.

Freight management We do not own any planes or ships, but we are a world leader in the co-ordination and movement of air, ground and sea freight. Freight management is the movement of customers' products, using the most efficient mode of transport, whether air, sea, rail or road, whilst meeting customers' expectations on delivery time and cost. Customers buy freight capacity from us as our rates are generally cheaper than those quoted direct. We are able to offer cheaper rates by consolidating the shipments of different customers to the same destination and delivering this to the carrier as a single shipment. Rates charged to customers and margins generated vary according to supply and demand which is seasonal. In addition, carriers may increase rates to reflect increases in their costs, such as fuel. In general, price and commercial terms with customers and suppliers are less committed in freight management than in contract logistics. Additional services are often added to the basic forwarding service, for example, customs broking which enhances seamless transfer of cargos across borders. Our sophisticated IT systems enable us to track products at every step of the journey.

Integrated logistics Integrating our contract logistics and freight management services enables us to provide customers with a one-stop supply chain shop. This is a real area of growth for Exel. We are unique in that we have the geographical presence and operational scale to meet customer demand for an end-to-end supply chain around the world.

Contents

Turnover £bn

+25%



5.1
6.3
2003
2004

Increase in turnover
Turnover from continuing operations and acquisitions was up 25% to £6.3bn

Basic earnings per share pence

+18%



34.1
40.3
2003
2004

Increase in earnings per share
Underlying earnings per share before exceptional items, goodwill and the net return on pension schemes was up 18% to 40.3p

Profit before tax £m



48.4
170.2
2003
2004

Increase in profit before tax
Profit before tax, goodwill, exceptional items and net return on pension schemes was up 15% at £170.2m

Dividend per share pence



24.7
29.2
2003
2004

Increase in dividend per share
The total dividend per share for the year was up 18% at 29.2p

Exel explained It's a high-speed world and Exel keeps it moving. People want things quicker than ever before, tomorrow's products today.

Exel always delivers, which is why we are the number one provider of supply chain management services. We bring the latest technology to homes and offices, food and clothes to shops, fuel to forecourts, components to manufacturers, medical supplies to hospitals and much, much more. Around 111,000 Exel people in over 135 countries provide our customers with innovative and dynamic supply chain solutions on a daily basis.

Exel's unique blend of contract logistics and freight management services is the product of our skilled people, local knowledge, global expertise and sophisticated systems. These qualities enable us to deliver value across the entire supply chain.

delivering value across the supply chain

In order to reflect more clearly the underlying operating performance of the business, the charts and figures above for operating profit, profit before tax and earnings per share are shown before goodwill, exceptional items and net return on pension schemes. A reconciliation of these figures to the equivalent FRS 3 numbers is included in the Group profit and loss account or note 8 to the financial statements on pages 58 and 74 respectively of this report. The percentages above are calculated using unrounded figures at actual exchange rates.

+14

The acquisition of Tibbett & Britten resulted in Exel having contract logistics operations in 14 additional countries.

11,000

xel employs over 111,000 ople worldwide.





Balance of activities Our regional coverage and structure support our customers' needs across their operating regions.

The regional approach

In the spring of 2004, we restructured our business into regions to improve co-ordination between our contract logistics and freight management operations. This change has given us a better fit with our global customers, the majority of whom are structured similarly, and enabled us to be more efficient in meeting their needs. This restructuring has also improved our ability to deliver integrated logistics services, which has been an area of continued growth for us since Exel was formed by the merger of NFC and Ocean Group in 2000.

	Americas £m	Europe, Middle East & Africa £m	Asia Pacific £m
Contract logistics	1,060	2,475	246
Freight management	800	885	748
Total turnover	1,860	3,360	994
Operating profit[1]	49.9	74.6	40.8
	Number	Number	Number
Employees	27,400	72,600	10,200
Countries	29	84	26
Locations	650	1,150	230



For more information on our regions of operation visit **http://www.exel.com/exel/home/regions/**

Origin of new business wins


43% First time outsources
23% New operations/ restructuring
34% Won from competitors

Turnover by sector


27% Consumer
23% Retail
20% Technology
9% Automotive
6% Healthcare
4% Chemical
7% Industrial
4% Other

Turnover by geography


30% Americas
16% Asia Pacific
21% Mainland Europe, Middle East & Africa (MEMEA)
33% UK & Ireland

Notes

1 before goodwill and exceptional items.
2 figures as reported for Exel's ongoing logistics activities for the full year ended 31 December 2004.

Market sector specialisms and skills

Turnover

Total logistics



- 27% Consumer
- 23% Retail
- 20% Technology
- 9% Automotive
- 6% Healthcare
- 4% Chemical
- 7% Industrial
- 4% Other

Contract logistics



- 31% Consumer
- 32% Retail
- 11% Technology
- 10% Automotive
- 7% Healthcare
- 5% Chemical
- 3% Industrial
- 1% Other

Freight management



- 21% Consumer
- 9% Retail
- 35% Technology
- 8% Automotive
- 5% Healthcare
- 3% Chemical
- 12% Industrial
- 7% Other



Consumer

Contract logistics 31%

Freight management 21%

Pressure for greater responsiveness and flexibility in the supply chain is changing the dynamics between manufacturers and retailers. Rising fuel and raw material prices, a tightening transportation market and global sourcing are increasing costs and complexity. These trends provide opportunities to work with our customers to develop efficient, flexible and integrated consumer solutions based on our global best practices. We can help them to facilitate smaller, more frequent consignments, toughen inventory regimes and enhance their information sharing.

Our campus and shared-user models capitalise on similar distribution channels to minimise labour and transportation costs and increase equipment utilisation. Our managed transportation solution enhances this value proposition. Secondary packaging services provide growth opportunities and the recent acquisition of Power Packaging creates an additional capability in contract food manufacturing. Integrated into distribution centres, these services streamline fulfilment, reduce cost, enhance visibility and control and improve supply chain flexibility.

Customers include

Burton's Foods, Coca-Cola, General Mills, Heineken, Hershey Foods, P&G, Reckitt Benckiser, Unilever.



Retail

Contract logistics 32%

Freight management 9%

The retail supply chain is becoming ever more important as retailers strive to satisfy the increasing demands of consumers. Exel works locally and internationally with many types of retailers, including designer fashion and luxury goods, high street fashion, department stores, DIY and electronics as well as hypermarkets, supermarkets, drinks and convenience store companies.

Our portfolio of services spans the entire supply chain from international logistics management and distribution to stores, in-store logistics and home delivery. The continued increase in global sourcing represents a significant opportunity for growth. We are able to offer our customers a true end-to-end capability with the potential to maximise the cost benefits whilst delivering a highly responsive and agile supply chain.

The acquisition of Tibbett & Britten makes Exel one of the leading service providers to the fashion industry. The combination of Tibbett & Britten's fashion expertise with Exel's scale and global freight management capability should deliver significant value to our customers in 2005.

Customers include

Arcadia, Bhs, Carrefour, House of Fraser, Marks & Spencer, Matahari, Morrisons, Pier 1 Imports, Sainsbury's, Selfridges & Co, Somerfield, Tesco, Wal-Mart, Williams-Sonoma.



Technology

Contract logistics 11%

Freight management 35%

This sector delivers some of our most innovative solutions, supporting global sourcing and supply chain management. The technology market environment is demanding: the pace of change in the supply chain and the speed at which new products are introduced are creating new challenges in the movement of goods. Our customers require lower costs and continuous improvement in order to maintain their leadership position in the marketplace. We help them by using our global scale, supply chain knowledge, analytical skills and proactive approach to identify alternatives and solutions.

Our industry insight and customer understanding means we are well-placed to recognise the opportunities. We work closely with our customers, often along side their management teams, to identify potential savings and service improvements. We are helping many of them to migrate from traditional manufacturing areas to the emerging markets of Eastern Europe, China and South America. We are also creating and delivering cost-efficient service parts and reverse logistics solutions to meet the growing demand for service excellence in the aftermarket supply chain.

Customers include

Agilent, EMC, Ericsson, Honeywell, HP, IKON, Lanier, Lucent, Motorola, ON Semi, Ricoh, Sony, Sun, Texas Instruments, Xerox.



For more on our sector specialisms visit
http://www.exel.com/exel/home/industries/

Exel has expertise in seven key market sectors, each of which will deliver opportunities for growth over the next few years. Our customers appreciate that they work with specialists in both the supply chain and their particular marketplace. The market knowledge of our people continues to be a source of competitive advantage.



Automotive

Contract logistics 10%

Freight management 8%

The automotive industry is the world's single largest manufacturing activity. The business environment is challenging and dynamic. Traditional markets mature and the enormous potential of emerging markets and lower cost supply sources are realised. The supply chain is seen as a source of competitive advantage and growth in logistics outsourcing remains strong.

Exel's strategy for automotive is founded on further deepening our enviable customer relationships. The tailored automotive solutions that we have created include inbound to manufacturing services, finished vehicle services, after-sale services (including tyres) and fully-integrated international services. These offerings are built on the ability of Exel to repeatedly deliver truly differentiated solutions to support the local, pan-regional and global needs of our customers.

Customers include

BMW, Continental Tire, DaimlerChrysler, Ford Motor Company, General Motors, Goodyear, Visteon, Volkswagen.



Healthcare

Contract logistics 7%

Freight management 5%

Exel's healthcare business is the supplier of choice of many of the leading manufacturers in the sector. Our global presence fits our customers' requirements, particularly as the market consolidates. Larger companies require regional warehousing with both dedicated and shared-user options, as well as onward delivery to hospitals and pharmacies. Exel also offers immense knowledge of the stringent market regulations. As most healthcare products are small and require specialist warehousing and handling, our flexible shared-user operations are highly cost-effective.

We expect Central and Eastern Europe and India to become key markets for our expanding healthcare activities. Customers are also keen to combine warehousing with transport options, as many healthcare goods need to be transported in temperature-controlled environments. We are further adding value by introducing services such as clinical trials support, hospital logistics and small parcel deliveries.

Customers include

AstraZeneca, Bayer, GlaxoSmithKline, Johnson & Johnson, NHS, Novartis, Pall, Pfizer, Roche, Smith & Nephew, Tyco Healthcare.



Chemical

Contract logistics 5%

Freight management 3%

Exel's solutions for chemical customers create value by promoting safety, driving efficiencies, improving service levels and optimising inventory. In an environment of increasing competition and pricing pressure, we are helping manufacturers of plastics, resins, specialty chemicals and lubricants to reduce costs, increase service levels, reduce time to market for specialty products and lessen operational liability through effective safety programmes.

We use analytical tools to integrate the strategic objectives of our customers into the design of the supply chain. This improves employee productivity, equipment and facility utilisation rates, safety levels, order fill rates, on-time delivery and decreases inventory levels.

Our best practice solutions encompass: in-plant operations, including packaging, blending, yard management and distribution; order fulfilment, including warehousing, distribution and value-added services; transportation management, including optimisation, rating, routing, dispatch, tracing and freight payment.

Customers include

Asda, BP Lubricants, Dow, Du Pont, Eastman, ExxonMobil, INEOS, Morrisons/Safeway, Muehlstein, Rhodia, Rohm & Haas, Shell Bitumen, Texaco.



Industrial

Contract logistics 3%

Freight management 12%

Exel's industrial business focuses on certain sub-sectors including utilities, transport infrastructure, paper and packaging, construction, building products, industrial equipment and capital goods manufacturers. We work with major conglomerates and smaller regional manufacturers who face similar challenges.

Our innovative solutions include international cross-dock and consolidation centres, track-and-trace tools to deliver inventory visibility, global multi-modal logistics services and integrated freight management and contract logistics services.

The guaranteed supply of inbound raw materials into manufacturing plants and outbound finished goods to end customers is critical. Exel meets this requirement by providing just-in-time delivery of materials, sub-assembly and kitting. Our reverse logistics expertise ensures the smooth return of materials or packaging.

In this market, improving efficiency, increasing flexibility and reducing cost in the supply chain are vital. Exel meets these challenges head on, delivering value from one end of the industrial supply chain to the other.

Customers include

Alcan, Alstom, Centrica British Gas, Dal-Tile, Everest, GE, International Paper, Network Rail, Owens Corning, PPG, Sealed Air, Severn Trent, United Utilities.

To view Exel's latest results presentation visit
http://www.exel.com/exel/home/investors/financialresultsnewspresentations/



A passionate commitment to innovation and to our customers remains at the heart of our business

Our customer focus is central to our business strategy. Identifying the needs of our customers has allowed us to deliver value and grow our business. This will continue in the future.



John Allan CBE
Chief Executive

The next step
Exel is about to enter a new phase of development. Over the past four years, we have worked hard to create a platform for growth by strengthening our customer base, increasing our market share and building a much larger global footprint. As a result, Exel is now the clear global leader in providing supply chain management services.

The outlook for medium- to long-term growth in our business is positive. The global supply chain market is relatively fragmented and expanding by 5-6% each year. Our revenue of over £6 billion represents a market share of barely 2%. Most importantly, we work with more than three-quarters of the world's largest 250 non-financial companies and still have a long way to go in terms of business potential with almost every one of these customers.

Strategic direction
Our strategy remains the same: to be the preferred supply chain partner to our customers and to deliver value across the supply chain to these customers. We believe that with the acquisition of Tibbett & Britten we have established the platform for this value to be realised.

Future emphasis
Over the next three years, we are going to focus on delivering value to our customers, shareholders and employees by extracting the best from what we have. We intend to grow organically. To achieve this, we will concentrate our efforts in three key areas.

Integration
In 2004, we acquired a number of businesses which are at various stages of integration. They include Fujitsu Logistics in Japan, Bodenor in Chile, Power Packaging, which we completed at the beginning of 2005, and of course, Tibbett & Britten.

Performance
In such a competitive marketplace, it is essential that we use our scale, size and global footprint to our advantage. That's what strategic initiatives such as our global procurement of air capacity and the Exel Way, a global set of operational tools and processes, are expected to do.

Changes in our markets of operation including the more demanding regulatory environment, imbalance on cargo routes, pricing pressure and the higher service expectations of customers have impacted all freight forwarders.

In response, we have decided to consolidate and centralise how we buy air cargo space around the world. In future, we will do more business with fewer carriers through our Global Capacity Management (GCM) initiative. This management of our global capacity requirements should enable us to reduce our costs, increase flexibility and get freight moving more quickly. It will be implemented in all regions in 2005.

The Exel Way is enabling us to standardise how we do business throughout the supply chain and develop more multi-region platforms like GCM to exploit our regional strength and global scale. Our regional coverage means that we will be better able to support our customers locally, regionally and globally and our ability to grow with these companies gives us a significant advantage over other local and regional competitors. Providing more services and taking on more supply chain activities will further broaden and deepen our customer relationships.

Above all, by continuing to implement new business flawlessly, while maintaining our focus on cost containment and reduction, we will achieve organic growth in the medium-term.


local
strength
breadth of
solutions
customer
focus
skilled
people
supply chain
expertise
consistent
processes
operational
excellence

At any given time we have a small handful of business units that are not performing as we would like and we work hard to address this.

We are becoming increasingly proficient in building IT solutions that differentiate Exel from our competitors. We are both a logistics and technology service provider for a number of our customers through applications such as Supply Chain Integrator (SCI[2]), our global tracking tool. Providing the technology that underpins many of our customers' supply chain processes increases our long-term business potential with these companies.

Generating cash remains a priority. We have had another excellent year in terms of free cash flow and want that to continue year after year.

Growth

Our current rate of organic revenue growth is very satisfactory. We think we are moving faster than most of our major competitors and are on course to deliver sustained revenue gains over the next few years.

We will continue to develop and execute growth plans for and with our customers and maintain our commitment to developing markets, many of which are growing faster than the developed world in terms of gross domestic product.

Strategy for growth – building on strong foundations

Over the past four years, Exel has developed a customer-focused strategy and the combined capabilities of this strategy have resulted in successful business development. Our strategy is based around four key cornerstones, all of which are underpinned by our core focus – our customers.

global coverage + local strength

Exel is developing networks with the capability to deliver global services, leveraging local knowledge and attaining leading market positions across all geographies.

integrated capability + breadth of solutions

Exel invests in resources to design and implement truly integrated solutions, expanding its freight management and contract logistics portfolio to give complete flexibility.

skilled people + supply chain expertise

Exel aims to be the employer of choice in the supply chain industry, attracting and retaining high quality individuals, further enhancing our supply chain expertise.

consistent processes + operational excellence

Exel offers market-leading operational excellence, productivity and efficiency through consistent and robust processes and investment in resources and IT.

customer focus

Exel cultivates strategic partnerships, working closely with customers to create cost-effective solutions that add genuine value to their businesses.



For more information about Exel's strategy visit
http://www.exel.com/exel/home/aboutus/strategy/

Our people, our customers and our markets provide us with opportunities to grow and strengthen our business.





Nigel Rich CBE
Chairman

This provides stability within our business and ensures our operations continue to run smoothly. In 2004, we made a series of key appointments to strengthen a number of our businesses and ensure continued excellence in various management functions.

Acquisitions still have a role to play in our growth, but in the future we will target strategic bolt-on acquisitions to achieve market entry or create critical mass in developing markets, extend our value-added services portfolio and strengthen our market position in areas such as seafreight.

Our people

At Exel, we recognise that our people are one of our most important assets. We aim to be the employer of choice in the supply chain industry, attracting and retaining high quality individuals to ensure we continually enhance our supply chain expertise.

The introduction of skilled people from Tibbett & Britten has increased our global talent pool. We look to build talent throughout our business and run a number of training programmes to develop the next generation of business leaders.

There were a number of changes to the Board in 2004. Ian Smith stepped down from the Board following his resignation as Chief Executive, Europe, Middle East & Africa to take up a position in a non-competing company. Ian Smith joined Ocean Group in 1998 and was appointed to the Exel Board in 2001. We would like to thank him for his significant contribution to the Group over the years.

We are pleased to announce that John Pattullo was appointed a Director and as Chief Executive, Europe, Middle East & Africa on 1 March 2005. John Pattullo joins Exel from P&G where he gained extensive experience of supply chain operations at regional and global levels.

Our customers

Exel has a good balance of customers by region and market sector. Throughout 2004, we continued to win new business and add or extend contracts from major customers. The case studies in this report show how we are delivering value across the supply chain for three well-known companies.

Customers have responded well to the acquisition of Tibbett & Britten, which provided us with the opportunity to review contract arrangements with some customers. We have exited a small number of unsatisfactory contracts and identified some exciting new business opportunities as part of this process.

Our markets

We believe that our underlying markets will continue to grow. Almost half of the new business that we won in 2004 came from companies outsourcing for the first time. In airfreight, Boeing has forecast compound annual growth of more than 6% per annum over the next 20 years and the fastest-growing trade route is intra-Asia, where Exel is well positioned. We are also a growing force within the seafreight arena.

Regionally, Asia Pacific offers the best long-term potential. To develop the market, we are using the Exel Way to help our businesses become more competitive. In EMEA, strong market growth is projected from outsourcing, new logistics demands and EU expansion. In the US, there is a great outlook due to the anticipated increase in outsourcing by companies from outside of the Fortune 100.



01 Exel explained

We will roll out higher margin value-added services to more of our markets over the next few years to seize the opportunities that are there. We have increased the range of services that we can provide and will continue to do so. For instance, we are very interested in taking on more steps in the manufacturing and packaging process providing pre-shipping activities for our customers.

While the threat of terrorism has added complexity to our marketplace, trends such as globalisation, the outsourcing of supply chain management and demand for greater supply chain efficiency are creating opportunities. The growth is there for Exel to realise and we intend to do so.

From such high-quality materials – by which we mean our people, processes, coverage and customers, since we intend to remain an asset-light operation – we expect to build a substantial business. We are very excited about the next phase of Exel's development and hope you are too.

Nigel Rich CBE
Chairman

John Allan CBE
Chief Executive

3 March 2005

Our values

We are in the process of introducing a set of shared corporate values across the whole of Exel.

Our chosen values are:

- putting the customer first at all times
- valuing teamwork as a means to attain our objectives
- striving for consistency and excellence in all our operations
- creating an environment of trust and mutual respect
- relentlessly pursuing results.

There are good reasons for having shared values across our business. By believing in the same things and behaving in the same manner, we can ensure that our customers enjoy a consistent quality of experience in every location. We want to attract, recruit and retain the most talented people to give Exel a distinct competitive edge in the marketplace: a clear and strong company culture will support this goal.

Many people have been involved in the creation of our values and we believe they reflect the way we already do business, as well as being sufficiently directional. They act as a mental check list for decision making and operating on a daily basis.

Our purpose in formalising and communicating the values to our people is to embed them into the fabric of our organisation. To do so, we will be encouraging our teams across the globe to discuss what each value means to them in their local environment – it is vital that our people are involved in their interpretation and understand how to apply them.

Having a strong sense of who we are and how we operate will not only enhance the customer experience, it will aid the integration of businesses that we have acquired, by fostering a shared sense of purpose.

Our strategy is clear. The Exel Way ensures we have a common set of operational tools and processes. Our values will affect the way we go about delivering value and create a positive working environment to be proud of.

Communicating around the world – how technology innovations help Motorola's supply chain. Led by our Global Customer Development (GCD) team, Exel provides supply chain solutions to all of Motorola's business units, the world's number two[1] handset provider, from 14 different locations around the world. Managing 1.2m sq ft of storage space for Motorola, we move over 12m kgs of freight for the customer annually and are its largest global provider of external facilities.

Speaking volumes









Technology Partnering Motorola around the world





By using the very latest technology we ensure the timely and safe delivery of the right quantities of handsets and other products to Motorola's customers around the globe. With our help, they get what they want, when they want it, in a dynamic market where products, such as mobile phone handsets, often have a very short shelf life.

Challenge

Motorola had been a customer of both NFC and Ocean Group prior to the merger and creation of Exel in 2000, and wanted to experience the benefits of integrated, global supply chain services without delay. At this time Motorola began to extend its supply chain by moving the manufacturing of its products out of the US into new centres.

Motorola wanted to maintain control of its largest international operation and also to improve product security globally, minimise service issues and increase cost efficiency. Motorola asked our GCD team for solutions which would increase the visibility of its supply chain.

Solution

Our response was to introduce our leading-edge track-and-trace tool, Supply Chain Integrator (SCI²), into almost all Motorola divisions, with one of the early adopters being the Mobile Devices Business.

SCI² is a monitoring system that gives real-time updates on product movements. By providing a dynamic flow of information, it simplifies the management of complex and rapidly-changing supply chains, giving an instant and complete view of all stock and its status at every stage of the supply chain, no matter where the location.

As the system flags up any problems in the movement of products as they occur, our teams are able to intervene immediately and maintain a continuous flow of products, allowing Exel to deliver goods to Motorola's customers and their plants when they are needed.

By managing, planning and moving stock according to market demand, we have helped Motorola to improve order fulfilment, reduce waste and minimise related costs.

Results

Perhaps the most durable benefit that Exel has provided to Motorola, by introducing more effective management of customer orders and product supplies, is time. The strength of our relationship and consistent quality of our performance means that Motorola is able to give more time to its core business operations and strategic direction. Our highly-experienced global team has shown leadership by delivering business benefits to the customer.



For more on the technology sector visit
http://www.exel.com/exel/home/industries/technology/

[1] Motorola is now the number two provider, based upon the 3% share increase achieved during the last quarter of 2004.

Around the world, we have helped Motorola ensure the timely and safe delivery of handsets.



From factory floor to shop door for House of Fraser Exel's partnership with a leading retailer of designer brands in the UK began with a simple consultancy project in 2001 and grew rapidly, taking in new geographies.

Fashioning change


WARNER VILLAGE



Retail
Partnering House of Fraser in Europe and the Far East









We now provide an extensive range of services around the world covering House of Fraser's entire supply chain. These include the management of many garment manufacturers in China, transporting products via our global freight management network, road transportation, centralised goods storage, supply chain technology trials and local stockroom management close to city stores in the UK.

The overall result is that the retailer can focus on day-to-day customer service, safe in the knowledge that Exel is managing its global supply chain backbone.

Challenge

In 2003, House of Fraser awarded Exel a five-year contract to manage its UK National Distribution Centre (NDC). The retailer wanted new ideas on how it could achieve best value from the operation. Specifically, it wanted to raise service levels while reducing costs.

House of Fraser chose Exel as its partner for our ability to:

- provide best practice solutions and end-to-end supply chain services
- generate cost efficiencies.

We were so confident that we could achieve these goals that we agreed to make an element of our fee for managing the NDC performance-related.

Solution

To improve the NDC's productivity and efficiency, we introduced operations management best practices for retailers. We also set up a performance measurement system at manager and supervisor level to improve personal accountability and ownership of the supply chain.

Our most recent innovation for the House of Fraser is a ground-breaking trial using a Radio Frequency Identification (RFID) system that provides complete supply chain visibility. Tags attached at source in China are read at each stage of the journey right through to the store shelf to minimise the risk of lost stock. This technology is a significant innovation in improving retail operations and Exel will be monitoring its progress on behalf of the customer.

We also looked at ways of motivating the NDC's staff by improving teamwork and morale. Simple devices such as shared noticeboards removed barriers to co-operation by giving Exel and House of Fraser staff access to the same information. We also made sure that all staff could benefit from Campus, Exel's online learning centre.

Results

Exel's solutions for House of Fraser have moved the company further towards its goal of ensuring that the right goods are in the right place at the right time in every one of its stores.

The NDC is much more efficient under Exel's management:

- costs reduced by £350,000 in the first seven months of the contract
- in the second contract year, from February 2004 to January 2005, costs have been reduced by £1,240,000
- stock loss levels have improved by 100%
- the rate of staff absenteeism has more than halved.

Our activities have now grown to such an extent that we continue to support the evolving demands of the customer's global retail supply chain and engineer changes to marry retail operations with the customer's emerging manufacturing bases around the world.



For more on the retail sector visit
http://www.exel.com/exel/home/industries/retail/


From China to the UK,
we continue to help
House of Fraser maintain
a dominant position in
the highly-competitive
UK retail market via
our global supply
chain network.

Helping Johnson & Johnson Medical to leap the barriers to entry. Since 1993, Exel has been helping Johnson & Johnson (J&J), one of the world's biggest manufacturers of healthcare products, to deliver its products to doctors, nurses, hospitals and laboratories around the world.

Rapid response







Healthcare
Supporting Johnson & Johnson's entry into China









What we do for J&J has increased in sophistication, from traditional warehousing and distribution at the outset, to a wider, more strategic role today. Our management of J&J's stock levels, order fulfilment, technology solutions and facilities in countries around the world ensures that J&J can supply 90% of its global customer base within a 24-hour timeframe.

Challenge

The removal of restrictions on international trade with China in 2004 presented J&J with a huge new business opportunity. It calculated that the introduction of branded J&J healthcare products into the local market could be worth as much as £1bn in revenues.

J&J determined that the supply chain would be critical to the success of this venture. However, it needed to act quickly to establish a market footprint ahead of the competition. It recognised that it needed the support of a global company with an established logistics presence to help it establish a new, low-cost supply chain base from which it could serve the local market.

Yet there was a further barrier to entry in the form of industry regulation: healthcare companies operate under intense scrutiny to ensure the safe and compliant handling of medical products. This meant that J&J's logistics partner would need to be able to demonstrate processes and systems of the highest quality to pass customer and regulatory audits and safeguard J&J's reputation.

Solution

Exel was the perfect choice for J&J as:

- we were well established locally and could support the size and scale of operation that J&J planned
- we had earned its trust and could extend the network of regional suppliers that we had established through our healthcare work for the company in Australia, New Zealand and Thailand
- our use of global best practices gave us significant advantages over local competitors in working across borders and meeting international standards.

We worked rapidly to establish a national distribution centre in Shanghai to receive some of J&J's healthcare products from the US and Europe for onward distribution to hospitals and other outlets. Throughout our operations, we adhere to the strictest healthcare regulations. For example, products for blood screening, testing, diagnosis and sterilisation are kept under special conditions within a separate, temperature-controlled storage area.

Results

Our approach has laid a foundation and provides a showcase in China for J&J to extend its supply chain to launch new J&J-branded products locally and widen its network in Asia Pacific.

The foundations for these new opportunities clearly lie within, and build on, the services we provide globally and our ability to develop our solutions in tandem with our customer's business.



For more on the healthcare sector visit
http://www.exel.com/exel/home/industries/healthcare/


Exel has developed and grown its
global relationship in around 10
countries with Johnson & Johnson,
the world's most comprehensive
and broadly based manufacturer
of healthcare products for the
consumer, pharmaceutical, medical
devices and diagnostics markets.

"We are very pleased with our performance in 2004, in which we have delivered good organic revenue growth, strong earnings growth and excellent cash performance. In the second half of the year organic revenue growth accelerated and at the same time we made rapid progress on the integration of Tibbett & Britten."



Highlights

- *organic revenue and operating profit was particularly strong in the second half of the year*
- freight management margins up over prior year
- strong growth in airweight and seafreight
- rapid integration of Tibbett & Britten, delivering cost benefits ahead of expectations
- excellent free cash flow generation of £276m (2003: £193m) including £85m [illegible] Inc. proceeds
- net contract logistics wins with annualised revenues of £290m (2003: £210m).



John Coghlan
Deputy Chief Executive and Group Finance Director

We enter 2005 with confidence and expect that we will achieve another year of strong growth in our business.

Exel reports 15% increase in profit before tax[1], 18% increase in earnings per share[1] and 18% increase in dividend.

Year to 31 December	**2004 £m**	2003 £m	**% Change**
At constant exchange rates			
Turnover	6,344	4,834	31
Operating profit[1]	181.2	144.8	25
At actual exchange rates			
Turnover	6,344	5,068	25
Operating profit[1]	181.2	154.4	17
Profit before tax			
– underlying profit before tax[1]	170.2	148.4	15
– underlying profit before tax including net return on pension schemes[2]	204.9	178.2	15
– FRS 3 profit before tax	94.9	149.0	(36)
Earnings per share			
– basic underlying earnings per share[1]	40.3p	34.1p	18
– basic underlying earnings per share including net return on pension schemes[2]	48.5p	41.2p	18
– FRS 3 earnings per share	22.4p	32.8p	(32)
Dividend per share	29.2p	24.7p	18

Notes
1 before goodwill, exceptional items and net return on pension schemes
2 before goodwill and exceptional items.

For the purposes of the following statement:

- the term 'operating profit' refers to operating profit before goodwill and exceptional items, unless stated otherwise
- the term 'profit before tax' refers to profit before tax before goodwill, exceptional items and net return on pension schemes, unless stated otherwise
- the term 'underlying earnings per share' refers to earnings per share before goodwill, exceptional items and net return on pension schemes, unless stated otherwise.

Relative share price performance – January to December 2004



Exel
FTSE 100 index
Transport sector
Pence
900
850
800
750
700
650
600
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
1 March: Exel publishes full year results for 2003
22 April: Exel issues AGM trading update
16 June: Exel announces recommended cash offer for Tibbett & Britten
30 July: Exel publishes interim results for 2004
26 October: Exel provides trading update on third quarter
24 November: Exel holds investor conference in UK

15%
Increase in underlying profit before tax[1]





Turnover from continuing operations and acquisitions £bn
4.7 5.1 6.3
2002 2003 2004
Profit before tax[1] £m
135.3 148.4 170.2
2002 2003 2004
Basic earnings per share[1] pence
30.6 34.1 40.3
2002 2003 2004
Dividend per share pence
22.8 24.7 29.2
2002 2003 2004

Overview of Group performance

In 2004, Exel delivered strong growth in organic revenue, underlying profit before tax and earnings per share, despite the adverse impact of the weakness in the US dollar. The successful acquisition of Tibbett & Britten Group in August 2004 was a significant step in the development of our global platform.

In contract logistics, organic revenue increased by 8.9%. We had particularly good performances from our automotive and healthcare sectors, both of which continued to expand and deepen relationships with key customers. Margins declined to 2.8% (2003: 3.3%), which was largely due to the impact of the disappointing performance at Tradeteam and to a lesser extent Tibbett & Britten's business mix.

In freight management high growth in both our airfreight and seafreight revenue led to organic growth of 16.1% in revenues and 21.6% in operating profit. Organic profit growth of 34.1% in the second half was significantly up on the first half performance of 6.5% and exceeded the increase in organic revenue of 17.9%. Overall margins improved slightly to 2.4% (2003: 2.3%). Asia Pacific experienced the fastest revenue growth, although margin was held back primarily by capacity constraints. Europe's excellent performance in the second half produced the strongest profit growth. In the Americas the newly appointed management team continued to make steady progress in reducing costs in the second half, to give a marginally profitable result for the year as a whole. Overall international airfreight tonnage increased by 18%, whilst seafreight revenue rose even faster, up 26%.

Cory Environmental continued to perform well, with good progress across the business.

Group cash generation was excellent and enabled us to end the year with a strong balance sheet, even after the acquisition of Tibbett & Britten.

Financial summary

At constant exchange rates (see exchange rates movement section for definition), turnover from continuing operations was up 31.2% at £6,344m (2003: £4,834m), of which 12.2% was due to organic growth, and 19.0% due to acquisitions. Organic revenue growth in the second half was 13.0%. At constant exchange rates, operating profit before goodwill and exceptional items was up 25.1% at £181.2m (2003: £144.8m). On an organic basis, operating profit increased by 4.3% for the year as a whole, and by 8.0% in the second half. Overall margins declined from 3.0% to 2.9%.

Total contract logistics turnover increased by 43.9% to £3,780m (2003: £2,628m) at constant exchange rates, up 8.9% on an organic basis for the year as a whole and 8.8% in the second half. Operating profit increased to £107.0m (2003: £83.4m) at constant exchange rates. Excluding acquisitions, operating profit declined £5.3m. Freight management turnover was up 16.1% to £2,433m (2003: £2,095m) at constant exchange rates, with operating profit increasing by 23.5% to £58.3m (2003: £47.2m). Environmental turnover increased to £130.6m (2003: £111.3m), with operating profit up 12.0% to £15.9m (2003: £14.2m).

Total operating profit after goodwill amortisation and exceptional operating costs was £6.1m (2003: £125.1m), and FRS 3 profit before tax was £94.9m (2003: £149.0m). The decrease in reported operating profit and earnings is largely attributable to the exceptional charges relating to the costs incurred in the integration of Tibbett & Britten of £29.8m and the write-down of the goodwill in the freight management Americas business of £101.6m. In addition, reported profit before tax was also affected by the profit on disposal of the investment in Sirva Inc. of £73.1m.

Note
1 before goodwill, exceptional items and net return on pension schemes.

£400m

Contract logistics new business wins.

Contract logistics new business wins continued strongly with wins of £400m (2003: £360m) and net new business revenues of £290m (2003: £210m).

Pro forma impact of Tibbett & Britten

- 60% increase in contract logistics revenues
- 35,000 increase in employees
- contract logistics presence now in 45 countries



Review of Group first half performance

In the first half, the Group achieved solid levels of growth in turnover and profit, completed the acquisition of Fujitsu Logistics and made a recommended offer for Tibbett & Britten. The average US dollar exchange rate for the first six months was 1.81 compared with 1.61 for the same period in 2003. The impact of this and other currency movements was to reduce underlying operating profit by £4.8m, which reduced reported growth by around 7%. At constant exchange rates turnover from continuing operations was up 15.3% at £2,621m, and after adjusting for acquisitions was up 11.2% on an organic basis. At constant exchange rates, operating profit, which is stated before goodwill amortisation, exceptional items and net return on pension schemes, was up 10.8% at £74.1m. On an organic basis, operating profit was broadly unchanged. Profit before tax, goodwill, exceptional items and the net return on pension schemes was up 7.8% at £72.2m, with earnings per share on the same basis improved by 9.7%. Free cash flow was strong at £78.2m, boosted by net receipts of £53.2m from realising part of Exel's investment in Sirva Inc. Net cash outflow before financing activities was £26.0m, after £54.5m of acquisition spend, resulting in net debt of £155.2m at the end of the period, and a balance sheet gearing of 21.6% (excluding net pension assets and liabilities). The Board declared an interim dividend up 7.6% over the previous year.

Review of Group second half performance

In the second half of the year, the Group achieved growth over the prior year period of 39.0% in revenue and 29.5% in underlying operating profit. This growth reflects both acquisitions, in particular Tibbett & Britten, and the strong performance in many of our business areas although it was partly offset by the impact of exchange. From August, Tibbett & Britten contributed £685.3m of revenue and £15.0m of underlying operating profit. The average exchange rates for the second half were 1.85 for the US dollar (2003: 1.67) and 1.46 for the euro (2003: 1.44) and reduced second half revenues and operating profits by £116.8m and £4.8m respectively, very similar to the first half impact. Organic revenue growth for the second half was 13.0%. Organic profit growth of 8.0% was an improvement over the first half performance and, in particular, organic profit growth of 34.1% for freight management was significantly up on the first half performance of 6.5% and exceeded organic revenue growth of 17.9%. This growth was dominated by continued strong profit growth in freight management Europe, but steady progress in improving the profitability of the freight management Americas business also helped. Within freight management, airfreight continued the strong growth of the first half, with airweight and seafreight revenues at constant currency in line with first half growth at 17.9% and 26% respectively. Contract logistics organic revenue growth was 8.8%, slightly down on the 9.1% growth experienced in the first half. Organic profits fell by £3.5m. This was attributable to the disappointing performance at Tradeteam, which deteriorated half year on half year by £5.7m, and without which organic profit growth would have been £2.2m or 4.9%.

New business

Contract logistics new business wins continued strongly with wins of £400m (2003: £360m) and net new business revenues of £290m (2003: £210m). In particular, the automotive sector made good progress with wins from Continental Tire and VW and the non-food retail business continued to grow with significant new business wins including Argos, Boots, BP and Burberry.

In the freight management business, where future growth is as dependent on volume growth with existing customers as new business wins, new business wins were £350m (2003: £340m). Contract losses increased partly as a result of the downsizing of the US domestic expedited freight business, but also because the Group declined to renew low margin business. This resulted in net new business revenues of £140m (2003: £240m).

Airfreight growth (weight)

Region	Growth
Europe, Middle East & Africa	16%
Americas	23%
Asia Pacific	18%
Global	18%

Seafreight growth (revenue)[1]

Europe, Middle East & Africa	12%
Americas	21%
Asia Pacific	50%
Global	26%


Global increase in airfreight


www.exel.com
Exel
Exchange rate
$
1.64
1.83
Exchange rate
Euro
1.45
1.47
2003 2004
Impact on operating profit
£m
(4.2)
(4.5)
(0.4)
(0.5)
$ $ related Euro Other
Performance
02

Acquisition of Tibbett & Britten

This acquisition has made Exel the clear world leader in contract logistics. Rapid progress has been made in integrating Tibbett & Britten into Exel. Synergies identified thus far exceed the initial estimates made at the time of the announcement of the acquisition.

Tibbett & Britten was acquired on 3 August 2004 and its results have been fully consolidated from that point onwards, increasing Group turnover by £685.3m, operating profit by £15.0m, and profit before tax by circa £7m. The margin of 2.2% has the effect of reducing the combined contract logistics margin by 0.2%. The operating profit of £15m broadly comprised underlying trading of £11m, and cost synergies of £4m. Within this, profit was impacted by customer losses subsequent to its acquisition by Exel of £1m, and an increase of £1m in the pension charge, as a result of adopting more realistic assumptions used by Exel. Overall, the acquisition is meeting our profit expectations.

Exceptional costs of £29.8m were booked in the year, comprising redundancy costs of £14.3m, provision of £9.0m for onerous property leases, redundant asset write-offs of £2.3m, professional fees of £2.0m, and other costs of £2.2m.

Goodwill of £437.4m has been booked on the acquisition. This arises from cash consideration and costs of £340.6m, compared with acquired net liabilities of £96.8m after opening balance sheet adjustments. Opening balance sheet fair value adjustments amounted to £57.0m, including £21.1m for the revaluation of pension liabilities.

Impact of other acquisitions

Other acquisitions in 2004, in aggregate, increased Group turnover by £116.5m, operating profit by £3.5m and were accretive in the year of acquisition. There were exceptional reorganisation costs of £0.9m.

In contract logistics we acquired Fujitsu Logistics (June 2004), Bodenor (October 2004) and SODILOG (December 2004). These acquisitions strengthened our service offerings in the technology sector in Japan, and gave us entry into the Chilean contract logistics market and the healthcare sector in Portugal.
On 5 January 2005, we completed the acquisition of Power Packaging following the exercise of an earlier option. This provides us with a strong presence in the US in the primary packaging sector and gives us, amongst other things, the ability to package bulk product for our consumer customers.

We also continued to develop Cory Environmental's capabilities in reverse logistics and specialist waste hire with two small acquisitions of Waste Hire Services (October 2004) and World's End Waste transfer station (November 2004).

Exchange rates movements

The weakness of the US dollar and related currencies again had a significant impact on the translation of foreign income, and consequently the comparison of performance with 2003. The average US dollar exchange rate for the year was 1.83 to the pound, compared with 1.64 in 2003. The average euro exchange rate also weakened against the pound, 1.47 versus 1.45 last year. The total impact on operating profit before goodwill amortisation was a reduction of £9.6m. This was equivalent to reducing reported actual operating profit growth rate by 6.2%. Where constant exchange rate figures are quoted, the 2003 turnover and operating profit figures used have been restated using 2004 average exchange rates so that the year-on-year variances are explained before the impact of the exchange rate movements. The impact of these restatements is shown in full by geography in the segmental information note to the financial statements, note 1.

Interest cost of net debt and other finance income

Group interest on net debt and income from fixed asset investments before exceptional items increased to a charge of £11.0m (2003: £6.0m charge).

Note
1 at constant exchange rates.

Increase in earnings per share[1].



Free cash flow £m

2003	2004
93	276

Net debt £m

2003	2004
52	407

Interest costs on net debt in the year increased to £11.1m (2003: £8.4m). The increase was primarily due to the increase in net average borrowings to £322m (2003: £197m). Interest rates on the Group's variable rate debt declined and the interest margin within the Group's forward currency hedging contracts improved in the year, each partially offsetting the impact of the increased borrowings from the Tibbett & Britten acquisition. Interest cover (being the number of times the interest cost of net debt is covered by operating profit before goodwill amortisation) fell slightly to a still healthy 16x (2003: 18x).

Income from other fixed asset investments before exceptional income declined to £0.1m (2003: £2.4m). The majority of last year's income was due to a one-off £2.3m credit mainly relating to preferred stock held in Sirva Inc. which has now all been sold.

There was no exceptional investment income in 2004 (2003: £6.3m relating to prior year arrears on preference dividends held in Sirva Inc.), although there were exceptional interest costs of £2.9m (2003: £nil) due to early repayment of Tibbett & Britten's private placement borrowings.

Other finance income for the year, being the net of the expected return on pension assets and interest on pension liabilities, was £34.7m (2003: £29.8m). This increase was largely due to an increase in the market value of the pension assets and consequently an increase in the expected return over the previous year.

Exceptional items

In 2004, a number of exceptional items arose resulting in a total net charge of £67.2m (2003: income £0.1m).

An exceptional charge, announced in November 2004, arose from the write-down on the goodwill in the freight management Americas business. Whilst good progress had been made on cost reductions and integration of the businesses, the pace of recovery was not fast enough to support the carrying value and the investment in the Americas freight management businesses was written down by £101.6m, leaving an unamortised goodwill balance of £74.5m.

Exel's remaining holdings in Sirva Inc. were sold during the year with the final tranche of 2.8 million shares being disposed of in September 2004. The net consideration received in 2004, after the exercise of warrants, was £85.4m, resulting in an exceptional profit of £73.1m (2003: £18.1m).

As noted above, costs of £29.8m were incurred on the integration of Tibbett & Britten and £0.9m on other acquisitions, totalling £30.7m in 2004, with no comparable costs in 2003.

A further provision of £5.2m (2003: £11.2m) was made with respect to prior year disposals. Other exceptional income of £0.1m (2003: exceptional costs £10.5m) is predominantly the aggregate of profits and losses made on the disposal of fixed assets, mainly sales of land and buildings. The Group also refinanced the Tibbett & Britten US private placement debt at a cost of £2.9m.

Profit before tax

Profit before tax, goodwill, exceptional items and net return on pension schemes was up 14.7% at £170.2m (2003: £148.4m). Including the net return on pension scheme assets, it was £204.9m, an increase of 15.0% (2003: £178.2m). FRS 3 profit before tax was down £54.1m at £94.9m (2003: £149.0m) mainly due to the exceptional items in 2004.

Taxation

The Group's tax charge for the year was £24.8m (2003: £45.9m). The tax charge on the underlying profit before tax for the year, which excludes the tax on net return on pension schemes and exceptional items was £47.7m (2003: £41.6m) and the Group's effective tax rate has remained at 28.0%. The rate reflects the impact of careful financing and structuring of the Group's investments in overseas companies and should be sustainable for the foreseeable future.

Earnings per share

Underlying earnings per share (before exceptional items, goodwill and the net return on pension schemes) was 40.3p (2003: 34.1p), up 18.2% on 2003. Including the net return on pension schemes earnings per share increased to 48.5p (2003: 41.2p),

Note

1 before goodwill, exceptional items and net return on pension schemes.



In view of the strong performance in 2004 and the Board's confidence in the medium-term prospects for the Group, the Board is recommending a final dividend of 20.7p, up 23.2% on last year. This brings the total dividend for the year to 29.2p (2003: 24.7p), an increase of 18.2% over the previous year.

Increase in dividend per share


exel
Performance
02

an increase of 17.7% over 2003. On an FRS 3 basis, which includes goodwill amortisation, exceptional items and net return on pension schemes, earnings per share was 22.4p (2003: 32.8p).

Cash flow

Free cash flow of £276.4m (2003: £193.0m) was excellent and was boosted by the proceeds from the sale of the Group's investment in Sirva Inc. shares, net of the cost of warrants, of £85.4m (2003: £26.0m). The cash cost of integrating acquisitions was £22.2m (2003: £nil). The Group continued to tightly control working capital and the cash inflow over the year was £33.7m, primarily from the Tibbett & Britten acquisition. Net cash inflow from operating activities was £362.3m (2003: £302.8m). Gross capital expenditure of £136.2m was higher than last year (2003: £109.7m) partly as 2003 was an unusually low year for expenditure and partly due to the impact of the acquisition of Tibbett & Britten. Sales of fixed assets of £38.6m (2003: £33.3m) were slightly higher than last year and resulted in net capital expenditure of £97.6m (2003: £76.4m).

Net cash outflow before financing activities was £180.5m (2003: £14.1m inflow) after net expenditure of £382.2m on acquisitions (2003: £110.5m), where the principal acquisition was Tibbett & Britten. As a consequence, net debt increased to £407.1m (2003: £152.3m). Balance sheet gearing at the end of the period was 55.7% (2003: 23.5%) excluding net pension assets and liabilities, or 58.6% (2003: 21.7%) including them.

The Group continues to be a strong generator of cash. In addition, the Group's medium-term focus on integrating and driving performance from the existing business will result in a lower level of acquisition spend over the medium-term.

Dividends

In view of the strong performance in 2004, and the Board's confidence in the medium-term prospects for the Group, the Board is recommending a final dividend of 20.7p (2003: 16.8p) up 23.2% on last year. This brings the total dividend for the year to 29.2p (2003: 24.7p), an increase of 18.2% over the previous year. This equates to cover of 1.7 times (2003: 1.7 times) on the basis of pre-exceptional, pre-goodwill and including the net return on pension schemes. The dividend, if approved at the AGM on 28 April 2005, will be paid on 9 May 2005 to shareholders on the register on 15 April 2005. Dividends have risen by 41% since the merger in 2000 that created Exel plc. The Board reconfirms its policy of growing dividends in line with underlying earnings.

Outlook

We outlined at our Investor Day in November 2004 that our strategic direction remains unchanged but that our future emphasis will be on delivering value through integration, performance and growth.

We operate in growth markets, and are confident about our short- and medium-term prospects, which together with our excellent cash generation have enabled the Board to recommend a 23% increase in the final dividend. This takes the overall increase in the dividend for the year to 18% in line with the increase in underlying earnings. In addition, and in the light of our expectation of reduced acquisition spend, the Board is currently reviewing the Group's long-term capital requirements, the outcome of which will be announced at this year's AGM and is likely to result in a return of surplus capital to shareholders. On the back of the encouraging second half performance, we enter 2005 with confidence and expect that we will achieve another year of strong growth in our business.

Across EMEA, we have focused on strengthening our operational base and regional footprint. Tibbett & Britten brought with it operations in 13 countries where Exel previously had no contract logistics presence, including Austria, Poland, Romania and Slovakia.





Graham Inglis, President Healthcare Worldwide and Chief Executive, Africa
Graham joined Exel in 1995 and has held his current role in healthcare since the merger with Ocean in 2000. Graham is also the Chief Executive for our contract logistics and freight management business in Africa and has recently taken over as Chairman of our UK & Ireland Board.

Europe, Middle East and Africa (EMEA)

Regional developments

The acquisition of Tibbett & Britten was clearly the major event in the year. It has significantly increased the scale and coverage of the European business. The integration of Tibbett & Britten has progressed rapidly and is largely complete in the UK & Ireland, but with work still to be done in mainland Europe. It brought with it operations in 13 countries where Exel previously had no contract logistics presence, including Austria, Poland, Romania and Slovakia and gives us the footprint to continue expanding our operations into Eastern Europe. On the freight forwarding side, we have also made progress on this strategic objective starting new operations in the year in the Czech Republic and Poland, both of which made profit contributions in their first year.

Despite the complexity of the integration, we have continued to maintain a high standard of operations, being voted by our peers as the clear UK market leader in logistics (published by Analytiqa) and also receiving awards for our work with United Utilities, Unilever and Lufthansa.

A very strong freight management performance and a good underlying contract logistics performance has however been overshadowed by a very poor Tradeteam performance and weak performances from technology in Benelux and consumer in France. To some extent this has been offset by the 2003 acquisitions, Cappelletti, Pharma Logistics and Power UK, performing well.

Contract logistics

At constant exchange rates revenue of £2,475m was up 39% (2003: £1,784m). After adjusting for acquisitions, organic revenue growth was 5.3% with growth of 6.2% in the UK and Ireland and 2.2% in mainland Europe, Middle East and Africa.

Overall margins decreased to 2.0% (2003: 2.3%), of which 0.2% was due to the Tradeteam performance.

Operating profit at constant exchange rates increased to £50.2m (2003: £41.4m), although once the impact of acquisitions is eliminated, operating profit declined by £12.5m, largely due to the issues in Tradeteam, technology and consumer France.

Revenue grew strongly in the **consumer** and **retail** sectors in the UK and in the future will benefit greatly from the increased presence in the fashion market brought by Tibbett & Britten. The growth in 2004 included the first full year of a five-year contract with Marks & Spencer to manage seven of their general merchandise warehouses. In July 2004, Nisa-Today, the UK's largest buying consortium for independent retail and wholesale companies awarded Exel a five-year, £150m contract to provide a complete temperature-controlled supply and distribution service. In addition, revenue was boosted by new or expanded contracts with Argos, Burton Foods, House of Fraser, and Mothercare. Elsewhere in EMEA, growth was largely driven by the acquisition at the end of 2003 of Cappelletti. Consumer in France continued to make a loss but the integration and rationalisation of Tibbett & Britten operations together with Exel's existing operations is expected to improve this performance.

The **automotive** sector had a good year. We were re-appointed as Ford's lead logistics partner, increased the scope of business with Saab in Sweden and expanded aftermarket operations with VW in Germany.

Tradeteam had a very difficult year with profits down by £8m. There have been continuing operational issues in integrating the Interbrew contract, resulting in the expected level of efficiencies not being achieved. In addition, the market itself has been difficult due to the continuing reduction in the volumes of keg beer being sold in pubs. Whilst this has been compensated for, to a certain extent, by increased sales of premium bottled beers and wine, the changed product mix places different demands on the distribution network, which has resulted in higher than anticipated costs. A new management team has been appointed to tackle the issues which will take some time to resolve. We expect that the results for this business will be lower in 2005 than 2004.



26%
Freight management



UK & Ireland
36%
Mainland
Europe
3%
Middle East
& Africa


EMEA now has over 72,000
employees



Leigh Pomlett, Chief Executive, Contract Logistics, Mainland EMEA
Leigh joined Exel's Graduate Trainee Programme in 1980 and has held a number of positions in the Company since this time. Leigh was appointed Managing Director of our automotive sector in Europe in 1995 and became President, Automotive, Worldwide, in 1999. Leigh was appointed to his current role in 2004.



Sjoerd van Loon, Chief Executive, Global Freight Management and Technology, EMEA
Sjoerd joined Exel in July 2001 and has overall responsibility for the Company's freight management business across EMEA. In addition to his freight management responsibilities across the region, Sjoerd also manages our EMEA technology business.

In the **technology** market we experienced particularly tough pressure on margins and suffered from reduced volumes in some locations. In addition, the costs of re-platforming warehouse management systems in Belgium and the Netherlands held back the results, which overall were behind last year's good performance.

Healthcare grew strongly in the year, with good first full year performances from both Pharma Logistics (Italy, Belgium and the Netherlands) and Transbeynak (Turkey). In its first 12 months, Pharma Logistics has won eight new contracts including Becton Dickinson, DePuy (J&J), Hollister, ZLB-Behring, in the medical device sector, and Lundbeck and AstraZeneca in the pharmaceutical sector. Elsewhere, the sector performed well with renewals with Janssen Cilag in the UK and Bayer in Turkey and Tyco in France. At the end of 2004, we announced the acquisition of SODILOG, a Portuguese healthcare logistics provider, and expect this to strengthen our healthcare activity during 2005.

Freight management

At constant exchange rates, freight management revenue increased by 13.5% to £885m (2003: £779m), which was virtually all organic growth. Margins improved strongly to 2.8% (2003: 1.7%). EMEA did not suffer the same capacity constraints that were present in Asia and consequently there was less pressure on gross margins. In addition, cost reductions in Belgium and France improved profitability and margins. At constant exchange rates, operating profit for the year increased 79% to £24.4m (2003: £13.6m).

International airweight for the region grew by 16%. The strongest growth rate was for exports to Asia which were up 29% overall, with significant increases in freight to China, India and Indonesia. Intra-EMEA traffic was up 13%, with particularly strong increases from mainland Europe into Hungary, the Middle East and South Africa. Exports to America grew much more modestly, only up 3% for the year as a whole, although some momentum was gained in both directions towards the end of the year. Overall, particularly strong export growth was seen in Germany, Italy, Sweden and the UK.

Seafreight revenue increased 12% over prior year. Particularly strong seafreight performances were seen in Germany, the Netherlands, Turkey and the UK.

Areas of key focus

2005 will be focused on making sure that we obtain the full benefits of the Tibbett & Britten integration, in the UK where the integration is complete and also in mainland Europe where there is still work to be done. The focus of integration will quickly turn to extracting revenue benefits. Tradeteam will also remain a key area of attention, reducing costs in the merged network whilst delivering a high standard of operational performance.

EMEA's business covers 80 countries and over 72,000 employees. The challenge is to ensure that the good underlying performance continues and that we leverage the scale advantage that we now clearly possess.

The Americas contract logistics business continued to grow strongly across every sector with revenue exceeding £1bn for the first time. In 2004, we have successfully managed the demands of some large integration projects, whilst maintaining strong underlying growth.





Bill Meahl, Chief Executive, Contract Logistics, Americas
Since joining a company which was subsequently acquired by Exel in 1982, Bill has held several senior managerial positions across the Americas business. Bill is responsible for the development of our worldwide consumer business and positioning this sector to support the global needs of our customers. He also oversees the operations of our consumer, retail and healthcare sectors in the Americas.

Americas

Regional developments

2004 has been both an exciting and challenging year for the Americas. We have managed to successfully juggle the competing demands of some large integration projects, whilst maintaining strong underlying growth in our contract logistics business. The integration projects have varied from the relatively small but important acquisition of Bodenor in Chile through to the large scale integration of the Tibbett & Britten acquisition. We have been delighted with the quality of the Unidock's operations and its integration into Exel's Brazilian business. It has been a great addition to our global healthcare practice and it recently won the inaugural Febrafarma Pharmaceutical Excellence Award. We also made reasonable progress in the second half of 2004 integrating our underperforming US domestic expedited heavy freight business into our international business and centralising the management of our international freight products into Dallas.

Excellent operational performance remains the key to success in the Americas and in 2004 we continued to win awards from our customers. We were named the Global Supplier of the Year for Logistics at DaimlerChrysler for performance in quality, system cost, technology, and delivery and we were also awarded a Supplier Excellence Award by Texas Instruments Product Distribution Center. We continue to look for ways to innovate and reduce our customers' supply chain costs, and have been actively leading an Exel global team looking into the benefits that can be achieved from radio frequency identification (RFID) tags. Centres of Excellence in Pennsylvania, USA and Alberta, Canada have been established to facilitate the real-world testing of this technology.

Contract logistics

The Americas contract logistics business continued to grow strongly across every sector with revenue exceeding £1bn for the first time. At constant exchange rates revenue of £1,060m was up 43% (2003: £743m), with organic revenue up 15.2%.

Excluding the impact of Tibbett & Britten, margins remained steady at 5.4%. The incremental Tibbett & Britten business had a margin of 1.6%, which improved from a margin of less than 0.1% for the 2003 Tibbett & Britten Americas reported results. The margin for this business was held back by a lack of profitability in the operations in Mexico which need better site utilisation to drive up revenue and profitability. In addition, following the acquisition, business with two major customers was terminated by mutual agreement. Former Tibbett & Britten operations have now been fully integrated into the Exel organisation, whilst maintaining consistent service delivery. Together the existing Exel and the former Tibbett & Britten operations produced a margin for this segment of 4.7%, with operating profit at constant exchange rates increasing to £49.5m (2003: £39.2m), and organic profit growth up 16.1%.

The **automotive** sector built on growth in 2003 delivering a very strong performance in 2004 with revenue increasing by 28% in the year. This growth was driven by building on an already strong relationship with Goodyear, with several new operations starting up in 2004 and the first full year effect of 2003 new operations. Four new distribution centres were started for Continental Tire in the US and Mexico, including the overall operation of their transportation network and management of their North American outbound supply chain from distribution centre to customer. Business with DaimlerChrysler further expanded to include an international lead logistics programme and outbound delivery services from multiple plant locations.

New business with The Home Depot and Party City in the US and Carrefour in Brazil drove strong growth in the **retail** sector. The combination of the good momentum in the Exel business, combined with the strong retail customer base in Tibbett & Britten, creates a strong sector going forward. Growth in the **consumer** sector was more modest, despite wins with Clorox and SC Johnson and several new contracts with P&G. Working in both sectors, Exel Direct, our home delivery service,

Split of revenue


57%
Contract
logistics
43%
Freight
management


83%
USA
7%
Central and
South America
10%
Canada

16.1%

Americas – organic underlying contract logistics operating profit growth.



Patrick Moebel, Chief Executive, Freight Management, Americas
With his extensive expertise and experience in the areas of sales, operations and general management, Patrick is responsible for leading Exel in pursuit of market leadership and supports its freight management business in the Americas.



Dan Avramovich, President of Exel's Network Services
Dan has nine year's experience with Exel. As President of Exel's network services, his current responsibilities include Exel Direct, our big-ticket product fulfilment business, and our transportation services business covering our roadfreight markets across the Americas.

Performance 02

continued to build on its industry leading platform with over four million home deliveries in 2004. The service has expanded in the last three years, and now covers a much greater part of the customers' supply chain from the initial order, through warehousing and primary transportation to the 'last mile' delivery into the home.

The **technology** sector was relatively quiet in 2003 for new business wins which was reflected in a low level of contract start-ups at the beginning of 2004. However, start-ups in the US, Mexico and Brazil in the second half of 2004 have created momentum moving into 2005. **Industrial** and **chemical** exceeded the year's expectations with new business with ExxonMobil and International Paper.

Freight management

At constant exchange rates, freight management turnover increased by 10.5% to £800m (2003: £723m), all of which was organic growth. The largest part of this growth came from the intermodal truck brokerage business, which grew 10% in the year and accounted for 50% of the revenue of this segment. Our Latin America business, whilst still relatively small, grew very strongly particularly in Brazil and Mexico where revenue grew by over 50% in each case. This year was also the first year of operations in Argentina. The newly integrated US international freight and domestic business grew overall by 7%. The international business grew by 20%, and we continued to downsize the domestic business which contracted by 20%.

International airweight for the region grew by 23%. Intra-Americas traffic experienced the highest growth rate up 42%. This was largely driven by traffic into and out of Latin America. Exports to Asia were also up strongly, increasing 36%. Exports to Europe grew much more modestly, only up 5% for the year as a whole, although this did improve towards the end of the year with December 2004 having a particularly strong month, up 19% over the prior year. The growth was particularly strong among our large multinational technology customers.

Operating profit margins declined to 0.1% (2003: 0.3%), with one-off costs incurred in integrating the US domestic expedited business into the international business of £2m in the year charged within operating profit.

In total the operating profit performance for all freight management entities at constant exchange rates declined to £0.4m (2003: £2.5m). The loss of £1.2m in the first half (2003: profit £1.9m) was followed by a profit in the second half of £1.6m (2003: profit £0.6m), showing evidence of the impact of the cost saving initiatives.

Seafreight revenues increased 21% over prior year, and now account for almost 10% of the overall freight management Americas segment. Exel's consolidation services remain attractive to the retail sector, and our non vessel owning common carrier (NVOCC) services grew at a rate of 16%, underpinned by a significant contract with Lexmark.

Within our **intermodal** and **truck brokerage** business, Exel's agency business grew by 17%, whilst company managed operations grew by 8%. Robust growth was derived from existing customers with several accounts, including Coors, Ethan Allen and Mitsubishi doubling revenues. Additionally, revenues across our top 50 brokerage accounts grew by 24%. Across the business, growth in truck operations was 22% and intermodal growth was 17% which account for approximately 85% of the business between them. Overall the operating profit margin improved slightly from 1.1% to 1.3%, but suffered from tight rail and truck capacity and still remains below what we believe is achievable.

Areas of key focus

The focus for 2005 will be to complete the integration of Tibbett & Britten, which is complete in the US and Canada, but does require more work in Mexico, and complete the back office consolidation of the freight management businesses in the Americas.

We will continue to develop our seafreight product and in particular inbound consolidation services from Asia. Latin America will continue to grow rapidly, building on the growth

Airweight grew by 18% with demand across the region very strong, particularly in Hong Kong, which in November exported a record 10,000 tonnes in the month. The integration of Fujitsu Logistics has strengthened operations in Japan and contract logistics across the region grew rapidly.





CK Lee, Chief Executive, Asia Pacific
CK joined Ocean Group as Commercial Director in 1997, and became Regional Chief Executive South and East Asia in 1999. He was appointed to his current position in July 2000 and has overall responsibility for Exel's operations throughout Asia Pacific, ensuring our capabilities match the requirements of our customers.

Americas continued
in freight management in 2004 and growing the Bodenor operations in Chile and the Tibbett & Britten business in Argentina. Restoring the profitability of the Tibbett & Britten Mexico operations is the single biggest financial improvement to be made in 2005.

Early in 2005 we announced that we had exercised an option to acquire Power Packaging. This will allow us to offer a primary packaging service to our existing customers, and offer a broader range of logistics services to Power Packaging customers.

Across all our businesses we will seek opportunities to further penetrate our sector business base with our seafreight and intermodal truck brokerage businesses. In addition, we will be looking at the opportunities to leverage our scale particularly in areas of procurement, and we will continue to invest in the quality of our people, whose dedication and motivation drive the business forward.

Asia Pacific
Regional developments
A review of 2004 for the Asia Pacific region is inevitably overshadowed by the tsunami disaster that struck the region on 26 December 2004. We have been extremely fortunate that the direct impact on our business and employees has been very limited, it has however had a deep impact on some of the countries we operate in. Employee fundraising initiatives have been matched pound for pound by the Exel Foundation. Exel also provided humanitarian and financial assistance in support of the relief effort.

2004 has seen some notable events in the continuing rapid growth of the region. We were delighted to be able to bring Fujistu Logistics into the Exel Group. This is a very important move in developing our Japanese business, and in one step made Fujitsu Exel's biggest technology customer. Encouragingly this business has already won its first non-Fujitsu customer. Elsewhere in the region we have continued to expand our service logistics business, opened new facilities in Sydney, Australia and Singapore. We were also honoured to receive Singapore's 'Distinguished Partner in Progress 2004 Award', Singapore's highest corporate recognition. As always, our success is based upon our people, and 200 of our managers successfully completed our 'Young Leaders Programme'.

Contract logistics
The Asia Pacific contract logistics business continued to grow very rapidly in 2004 from a relatively small base, with revenue at constant exchange rates up to £246m (2003: £101m) an increase of 144%. This increase was, however, dominated by the acquisition of Fujitsu Logistics which more than doubled the size of the Asia contract logistics business when it was acquired in June 2004. Even after adjusting for this, organic revenue growth was 27.0% for the year. Margins of 3.0% were higher than last year (2003: 2.8%). Operating profit at constant exchange rates increased to £7.3m (2003: £2.8m), with organic profit growth up 32.1%. Fujitsu Logistics performed very well in its first seven months in Exel. After Fujitsu Logistics, the largest contract logistics businesses in Asia Pacific are in Australia and New Zealand, which increased their revenue by 34% and operating profit by slightly more. Performance in Australia was also boosted by the opening of two new facilities in Sydney and one in Perth.

Split of revenue



25%
Contract logistics
75%
Freight management



34%
Hong Kong & China
19%
Japan
21%
Other
13%
Singapore
5%
Malaysia
8%
Australia

50%

Asia Pacific – Seafreight revenue increased 50% over prior year.



Paul Graham, Chief Operating Officer, Contract Logistics, Asia Pacific
Paul joined Exel in 2001 as Managing Director, Supply Chain Services Group, Asia Pacific, responsible for growing the Company's regional supply chain and logistics services operations. Currently, Paul manages the strategic growth of our ground-based logistics business across Asia Pacific and is also responsible for the development of Exel's business in the South Asia region.



Robert Yang, Chief Operating Officer, Freight Management, Asia Pacific
Robert is responsible for our freight management operations across the Asia Pacific region and spearheading the continued expansion of the Company's freight services to both new and existing customers. In addition, he has direct responsibility for the entire South East Asia region which comprises Brunei, Malaysia and Singapore.

Freight management

At constant exchange rates, freight management turnover increased by 26.4% to £748m (2003: £592m), all of which was organic growth. This was driven by exceptional growth across all of the key freight products; airfreight, seafreight and consolidation services.

Freight management operating profit margin declined by 0.8% to 4.5% (2003: 5.3%). The reduction was 1.3% year-on-year in the first half, but this narrowed in the second half to 0.4%. Approximately 0.7% of the reduction in the first half was due to under recovery of airfreight fuel surcharges. In the second half of the year, airfreight fuel surcharges were recovered in full. The other significant margin pressure that existed throughout the year was caused by tight capacity in both the airfreight and seafreight markets. The very high levels of growth that we and the market experienced, resulted in capacity constraints and increased our costs, which were difficult to pass on fully to customers. At constant exchange rates operating profit for the year increased to £33.5m (2003: £31.1m), an increase of 7.7%, of which 2.6% was attributable to Unique, the freight forwarding business acquired as part of the Tibbett & Britten acquisition.

Airweight in 2004 grew by 18%. Demand across the region was very strong, particularly in Exel Hong Kong, which in November 2004 broke all previous records by exporting 10,000 tonnes in the month, with even stronger year-on-year growth out of China. Americas was the destination which recorded the highest growth rate of 25%, closely followed by intra-Asia traffic which was up 23%. Exports to Europe were up 14%.

Our smaller seafreight business grew even more strongly than airfreight, with revenues increasing by 50% over the prior year. Seafreight consolidation services grew slightly more modestly at 27%, however, this did include the start of consolidation services to Europe and included expanding the service not only in its traditional base Yantian, China, but also in Shanghai, China.

Areas of key focus

Clearly the growth of China will continue to be a key opportunity for the region going forward. However, we are pursuing a balanced growth agenda across many different countries in the region. We hold strong positions in a number of countries and services that will benefit from future growth. For example, in India we have built a market leading position in supporting the growth of mobile phone networks, and in Indonesia, where from starting the business in 2003, we now have 800 employees. Continuing the good work that has started on the integration of Fujitsu Logistics will be important in 2005, as will building on our airfreight procurement programme to drive improved margins in our airfreight business.

In Carrick, Cornwall, the introduction of a new kerbside collection scheme has increased the amount of recycling material from an average of 100 tonnes per month to over 500 tonnes in its first month.

Cory Environmental – 400 heavy goods movements per day kept off London's roads by our river operation.



David Riddle, Chief Executive Cory Environmental
David is a member of the main Board and his biography appears on page 31.



Environmental

2004 developments

2004 was another year of good progress in which we continued to expand the range of services that we offer our customers. In October 2004, we acquired Waste Hire Services, a commercial collection company, and in November 2004, World's End Waste transfer station in Wandsworth, London and subsequently created Cory Environmental Recycling Services (CERS). The new Wandsworth transfer station will complement the two riverside stations operated by the Company on the south bank of the Thames and which have been subject to significant refurbishment in the last year. The acquisitions have added to the expertise that already existed in the Company and enable us to provide an increasingly comprehensive service to our customers in the areas of recycling and waste disposal.

We continue to focus on operational excellence. Gloucester County Council Wingmoor Farm Household Recycling Centre, which we operate, was crowned Civic Amenity of the Year, having achieved a 77% recycling rate, a 200% increase since 2002. We were also named 2004 River Operator of the Year at the London Transport Awards, recognising the 400 heavy goods movements per day which are kept off London's roads by our river operation.

In Carrick, Cornwall, the introduction of a new kerbside collection scheme has increased the amount of recycling material from an average of 100 tonnes per month to over 500 tonnes in its first month.

2004 performance

Revenue increased 17% in the year to £131m (2003: £111m), or 15% organically if the impact of acquisitions is excluded. Operating profit increased to £15.9m (2003: £14.2m) up 12% on the prior year or 9.2% before the impact of acquisitions.

Waste management activities performed well in the year with revenue up 17% due to prices being generally firmer than last year and an increase in the landfill tax. The first half of the year benefited from a significant increase in contaminated soil volumes in advance of July 2004 when legislation changed the regulations around the co-disposal of waste. In 2004, we also benefited from a full year contribution from Lyme & Wood, which opened mid-way through 2003. We had hoped that the Greatness landfill site would open during 2004, but issues with planning applications and licences mean that this is now expected to open in the first half of 2005.

Municipal services performed very strongly, with all contracts meeting or beating our expectations. Milton Keynes in particular had a very good operational performance in the year.

In its first full year since we acquired it, Packaging Datastore performed above our expectations.

2005 focus

The Public Inquiry into an energy from waste plant at Bexley closed in October 2003 and the Inspector's report was subsequently delivered to the Secretary of State in 2004. In early 2005, it was announced that there would be a period during which parties to the inquiry could make submissions as to whether they believed there had been events since the end of the inquiry that would warrant it being reopened. The decision will have a significant impact on the future plans for the disposal of London's waste.

The Group operates a centralised treasury function which manages the Group's funding and day-to-day liquidity together with the principal financial risks to which the Group is exposed.

Refinancing

In order to reduce the risk from refinancing, the Group's policy is to ensure that debt maturities are spread over a wide range of dates.

The maturity profile of the Group's committed facilities as at the year end was as follows:

	2004 £m	2003 £m
Maturing within one year	8.2	12.2
Maturing within one to two years	26.1	5.5
Maturing within two to five years	905.9	748.1
Maturing after five years	108.5	120.8
Total	1,048.7	886.6

Financial risk management
Treasury policy
The Group operates a centralised treasury function in accordance with Board approved objectives, policies and procedures. The function manages the Group's funding and day-to-day liquidity together with the principal financial risks to which the Group is exposed, namely foreign currency, interest rate, refinancing and banking counterparty risks. The treasury function is managed as a cost centre and does not engage in speculative trading.

Funding strategy
The Group's funding strategy is to have in place committed facilities to fund regular trading cash flows over the foreseeable future and also anticipated one-off financing requirements.

The Group's principal committed debt facilities consist of a multi-currency revolving loan facility of £835m and US private placement loan notes of $275m. The other committed debt facilities are relatively small and the majority of them are secured against assets, mainly property. The Group also maintains various uncommitted facilities to meet short-term funding requirements.

Interest rate risk management
The strategy for interest rate risk management is to maintain a mix of fixed and floating rate borrowings which takes into account a range of factors including both the expected lives of assets employed and the length of contracts with the Group's customers. This mix of borrowings is also monitored against forecast interest costs and covenants. The risk is managed using a combination of term fixed debt and, where appropriate, financial instruments, such as interest rate swaps and forward rate agreements.

At 31 December 2004, the Group's fixed rate net borrowings amounted to £310.1m (2003: £177.2m), floating rate net borrowings amounted to £99.9m (2003 deposits: £18.4m), and nil rate cash amounted to £2.9m (2003: £6.5m). Net forward foreign exchange contracts (see below under Currency risk management) totalled £478.6m (2003: £566.4m) at 31 December 2004. The weighted average receivable interest rate on the net forward foreign exchange contracts was 2.4% (2003: 1.7%).

During 2004 interest rates on £120.4m of the floating rate net borrowings were fixed by entering into five-year interest rate swap arrangements. In the aggregate, when taken together with existing fixed debt Exel has approximately one half of its overall 2005 interest rate risk at fixed rates.

Currency risk management
Transactional currency exposures arise from trading transactions denominated in currencies other than the functional currency of the businesses, principally as a result of the significant amount of network activity involving many business units across the world in individual transactions with customers. These currency exposures are managed by the use of an intercompany netting and settlement system operated by the Group. The residual currency risks are managed by Group Treasury using forward foreign exchange contracts. At the year end, the sterling equivalent of relevant forward foreign exchange contracts was a net buy of £23.1m (2003: £47.2m).

Exel hedges the translation of its principal overseas investments with a combination of currency borrowings and forward foreign exchange contracts in order to protect the sterling values of such investments against fluctuations in exchange rates. At the year end, the sterling equivalent of these forward foreign exchange contracts was a net currency sell of £501.7m (2003: £613.6m).

There is currently no hedging of the profit and loss translation exposure, although the Board keeps this under review. A one cent change in the sterling exchange rates of the US dollar and US dollar related currencies would have had an impact of £0.6m on operating profit for the year and a one cent change in the euro/sterling exchange rate would have had an impact of £0.3m on operating profit.

16x

2004 interest cover based on interest on net debt.

Current liquidity At 31 December 2004, the Group's net debt had increased to £407.1m (2003: £152.3m), with gross borrowings at £584.4m (2003: £256.6m). At the year end, the Group had undrawn committed facilities of £502.2m (2003: £675.0m). The peak net borrowings during the year were £600.4m.

The maturity profile of the Group's gross borrowings at the year end was as follows:

	2004 £m	2003 £m
Maturing on demand or within one year	**53.9**	58.6
Maturing within one to two years	**18.3**	4.1
Maturing within two to five years	**403.7**	73.1
Maturing after five years	**108.5**	120.8
Total	**584.4**	256.6



Counterparty credit risk management
The strategy for credit risk management is to set minimum credit rating standards for counterparties and monitor these on a regular basis. The policy limits the aggregate credit and settlement risk the Group may have with any one counterparty. For all regular treasury transactions, the minimum rating is Moody's A1 long-term or its equivalent. In certain countries in which the Group operates, the sovereign risk rating is lower than A1 and therefore the domestic bank rating is also lower. In these locations, practical measures to minimise exposures are used.

Compliance with debt covenants
The Group's principal loan agreements include a number of financial covenants. During the year, the Group complied with all of these financial covenants.

Off balance sheet leases
Total off balance sheet operating lease commitments at 31 December 2004 amounted to £1,314.8m (2003: £693.6m) for land and buildings and £116.6m (2003: £54.4m) for plant and equipment. The repayment profile of these commitments is shown in note 25 of the financial statements. A significant proportion of these lease commitments is backed by customer contracts. The acquisition of Tibbett & Britten increased operating lease commitments for land and buildings by £578m and for plant and equipment by £69m at 31 December 2004.

Insurance
Risk management teams operate as an integral part of business unit management. The Group generally bears a deductible, that is an initial cost before external insurance cover begins. External insurance cover is arranged for major loss incidents. The Group determines the level of self-insured retention for each type of risk by evaluating the respective costs and benefits. Full provision is made, based upon external actuarial advice, for the estimated costs of claims or losses arising from past events outside the limits of the Group's external insurance cover. At 31 December 2004, the level of such provisions was £115.7m (2003: £67.4m). Claims can take in excess of five years to be settled.

Conversion to International Financial Reporting Standards (IFRSs)
Exel's 2004 financial statements are prepared under UK Generally Accepted Accounting Principles (UK GAAP). From 2005 onwards, the Group will be required to prepare its consolidated financial statements in accordance with IFRSs as adopted by the European Union (EU). Consequently, Exel's first results under IFRSs will be its interim results for the first half of 2005, which will include restated results for 2004.

The paragraphs below summarise the principal impacts of the move to IFRSs on Exel's results. These impacts are assessed on the basis of the IFRSs expected to have been adopted by the EU by 31 December 2005.

The detailed accounting policies, restated financial results for 2004 and reconciliations of equity at the beginning of and end of 2004 from UK GAAP to IFRSs will be made available to investors (and will be available on line at www.exel.com) before the announcement of the Group's interim results at the end of July 2005.

Transitional arrangements
The rules for the first time adoption of IFRSs are set out in IFRS 1 'First-time Adoption of International Financial Reporting Standards'. In general, Exel will be required to apply IFRSs retrospectively to restate its opening balance sheet (at 1 January 2004). The standard allows a number of exceptions to this general principle to assist companies as they transition to reporting under IFRSs. Where Exel intends to take advantage of these exceptions they are noted below.

Principal impacts
- cessation of goodwill amortisation
- intangible assets recognition
- fair value charge for employee share options
- deferred tax on deductible goodwill
- accrual for holiday pay.

Goodwill amortisation
IFRS 3 'Business Combinations' prohibits merger accounting and the amortisation of goodwill. The standard requires goodwill to be carried at cost with annual impairment reviews. Exel has chosen the option under IFRS 1 not to restate all business combinations (including the merger of Ocean and NFC) prior to 2004.

Principal impacts of conversion to IFRSs

- cessation of goodwill amortisation
- intangible assets recognition
- fair value charge for employee share options
- deferred tax on deductible goodwill
- accrual for holiday pay.

The impact of IFRS 3 and IFRS 1 on Exel in respect of goodwill accounting is as follows:

- the value of goodwill is frozen at 1 January 2004
- the goodwill amortisation charge of £42.8m in 2004 under UK GAAP will be removed in the IFRSs restatements
- the goodwill impairment charge of £101.6m in the UK GAAP 2004 profit & loss account will be adjusted to £116m under IFRSs.

Recognition and amortisation of intangible assets within acquired businesses

Under IFRS 3, the identification of assets and liabilities within acquired businesses will include intangible assets not previously recognised under UK GAAP. For Exel, the principal intangible assets will be customer contracts and relationships. These intangible assets will be valued for each acquisition after 31 March 2004 and will be amortised and charged to operating profit over their estimated economic lives. In effect, the goodwill amortisation charge under UK GAAP will be replaced by an amortisation charge for acquired intangible assets.

For the acquisition of Tibbett & Britten in 2004, Exel instructed KPMG LLP to provide an external, independent valuation of the intangible assets to be recognised. This valuation and the consequent amortisation charge for 2004, and estimate for 2005, has yet to be completed.

Share-based incentive schemes

Exel operates a number of share-based incentive schemes. Under UK GAAP the charge to operating profit is the difference between the fair value of the shares at the date of grant and the proceeds on exercise (amortised over the performance period). SAYE schemes are exempt. Under IFRS 2 'Share Based Payments' all share options (including SAYE) will be valued at the date of grant and amortised over the vesting period.

Exel has arranged for independent valuations of its share options using a stochastic model. Exel has adopted the exemptions in IFRS 2 and IFRS 1 whereby only share options issued after 7 November 2002 are fair valued and charged to operating profit. The impact of IFRS 2 in 2004 will be to increase the charge to operating profit for Exel's share schemes by circa £1m.

Deferred tax on goodwill

Following the change in treatment of goodwill under IFRSs, Exel will recognise a deferred tax charge for tax deductible goodwill. The impact in 2004 will be an increase in the tax charge before exceptional items of circa £3m.

Holiday pay

Under IAS 19 'Employee Benefits', Exel will make full accrual for holiday pay ie. the cost of holiday entitlement already earned by employees at the reporting date but not yet taken. No such accrual was required under UK GAAP. The impact on Exel will be to include an accrual of circa £13m in the balance sheet at 1 January 2004. There will be no significant impact on operating profit for 2004, and no significant impact on annual operating profit is expected going forward. However, the taking of holiday entitlement is generally seasonal and mainly falls in the second half of the year, hence the holiday pay accrual will be higher at the half year than the year end. The consequence will be a switch in the phasing of reported profit from the first to the second half. The quantification of this has yet to be completed and audited.

Pensions

The valuation of defined benefit pension scheme liabilities under IAS 19 is the same as under FRS 17 within UK GAAP. Following an amendment to IAS 19, issued by the International Accounting Standards Board in December 2004, the accounting for actuarial gains and losses can be made through a Statement of Recognised Income and Expenses, similar to the accounting under FRS 17 which Exel has already adopted (from 2003 onwards). Hence, Exel does not anticipate any significant restatement of its 2004 financial statements in respect of pensions accounting.

Financial instruments

The general principle of IAS 39 'Financial Instruments' is that financial assets should be recognised at fair value and financial liabilities should be recognised at amortised cost. Hedge accounting can only be applied when the hedging instrument meets specific criteria. There will be no restatement of Exel's profit & loss account as a consequence of IAS 39. However, Exel's investments will be held at fair value instead of historic cost less impairment, with changes in fair value made through equity. This will result in a restatement of available-for-sale investment in the balance sheet of 1 January 2004 from £18.4m to £89.3m.

Conclusion

The overall effect of the new standards on Exel will be modest, other than the replacement of goodwill amortisation by an amortisation charge for intangible assets recognised in acquisitions post 31 March 2004. The detailed restatement under IFRSs of Exel's results for 2004 will be communicated to investors in advance of the Group's interim results.

Exel's key performance measures of profit before tax and earnings are both stated before goodwill amortisation, exceptional items and net return on pension schemes. In the light of the new standards, Exel is currently re-considering the definition of these underlying performance measures.

Board of Directors







Non-executive Directors

Nigel Rich CBE
Chairman
Appointed non-executive Chairman of Exel plc in October 2002 and to the Board of Ocean Group plc* in 1997, Nigel Rich spent 20 years in Asia Pacific and was Managing Director of Jardine Matheson Holdings Limited from 1989 to 1994. Between 1994 and 1996, he was Group Chief Executive of Trafalgar House plc. He is non-executive Chairman of Hamptons Group Limited and Co-Chairman of the Philippine British Business Council, non-executive Director of CP Ships Limited, Pacific Assets Trust plc and Matheson & Co Limited. Age 59.

Sir William Wells
Senior Independent Director
Appointed to the Board of Exel plc in May 2000 and as Senior Independent Director in October 2002, Sir William is a non-executive Director of NPI Holdings Limited, Pearl Group Limited, Pearl Assurance plc, National Provident Life Limited and HHG plc, Chairman of the NHS Appointments Commission and of the UK Department of Health's Commercial Advisory Board. Age 64.

Jean-Claude Guez
Jean-Claude Guez was appointed to the Board of Ocean Group plc* in February 2000. Until September 2003, he was a part-time Senior Management Advisor for Accenture (formerly Andersen Consulting), which he joined in 1966. He served as a consultant for 33 years and was a Partner from 1979 to 1999 and became Managing Director of its Travel Industry Services in Europe in 1991. He is also a Partner in Rocket Ventures, a group of information technology venture capital funds, and a non-executive Director of Eurostar Group Limited and Invensys plc. French citizen. Age 61.







Executive Directors

John Allan CBE
Chief Executive
Appointed Chief Executive of Ocean Group plc* in September 1994 and has been instrumental in the creation of the global leader in supply chain management following the merger. John Allan was a Board Director of BET plc between 1987 and 1994 with key responsibilities for Business Services (Europe) and as Group Marketing Director. He is a non-executive Director of PHS Group plc and a member of the CBI's Presidents' Committee, the International Advisory Committee of the Singapore Economic Development Board, the University of Edinburgh Campaign Board and President of the Freight Transport Association. He was awarded the CBE in the New Year's Honours list in recognition of his services to the freight industry. Age 56.

John Coghlan
Deputy Chief Executive and Group Finance Director
John Coghlan joined Ocean Group plc* as Finance Director in October 1995 and became Deputy Chief Executive on completion of the merger in 2000 and Group Finance Director in July 2001. He spent eight years at Arthur Andersen & Company and then joined Tomkins plc for a further eight years where he became Director–Financial Services. He is a non-executive Director of Yell Group plc. Age 46.

John Pattullo
Chief Executive, Europe, Middle East & Africa
Appointed to the Board of Exel plc on 1 March 2005. He joins Exel from P&G, a global manufacturer of branded consumer goods. He has had extensive supply chain experience through various logistics, manufacturing and purchasing roles. In the 1980's, he headed P&G's supply chain operations in the UK and since then has held a variety of regional and global supply chain roles working in several countries, including Belgium and Japan, and more recently as Vice President, Product Supply for P&G's Global Beauty Care division. Age 52.

John McDonough was appointed a Director on 1 February 2004. Ian Smith resigned from the Board on 13 August 2004. John Pattullo was appointed to the Board on 1 March 2005. John Pattullo, being appointed since the last AGM, retires from the Board under provisions of the Articles of Association and, being eligible, offers himself for re-election.

John Coghlan, Jean-Claude Guez and Nigel Rich retire from the Board by rotation under provisions of the Articles of Association and, being eligible, offer themselves for re-election.

*Exel plc was formed following the merger in May 2000 of Ocean Group plc (now Exel plc) and former Exel plc (previously NFC plc).



For the biographies of the Directors and senior management visit **http://www.exel.com/exel/home/media/biographies/**

Board and Committees
Details of the Board and Committee functions can be found in the corporate governance report on pages 33 to 37.

Audit Committee
Dennis Millard (Chairman)
John McDonough
Fritz Ternofsky

Nomination Committee
Nigel Rich (Chairman)
John Allan
Sir William Wells

Remuneration Committee
Sir William Wells (Chairman)
Jean-Claude Guez
John McDonough

Executive Board
John Allan (Chairman)
John Coghlan
Bruce Edwards
Mick Fountain
Clifford Herbertson
CK Lee
John Pattullo
Siegfried Putzer
Nigel Underwood
Paul Venables

Company Secretary
Doug Evans

Non-executive Directors



John McDonough
Appointed to the Board of Exel plc on 1 February 2004, John McDonough is an experienced international businessman and is currently Group Chief Executive of Carillion plc. He was formerly Vice President, Integrated Facilities Management, Europe, Middle East and Africa of Johnson Controls Inc. He is a Director of Eastbourne Harbour Company Limited, Sovereign Harbour Waterfront Holdings Limited, Everprime Limited and Churchward plc. He is also a member of the CBI's Public Services Strategy Board. Age 54.



Dennis Millard
Appointed to the Board of Exel plc on 25 September 2003, Dennis Millard has been Group Finance Director of Cookson Group plc, a materials technology group, since 1996. Previous appointments include non-executive Director and Chairman of the Audit Committee for ARC International plc and Finance Director of Medeva plc. Age 56.



Fritz Ternofsky
Appointed to the Board of Exel plc in May 2000, Fritz Ternofsky's background is in the field of commercial operations. He was an executive Director of Compass Group plc responsible for UK and Scandinavia and a Board Director from 1987 to 1999. He is currently a member of the Supervisory Board of Compass Germany and Austria. He is non-executive Director of Kew Green Hotel Limited and Close Income and Growth Venture Capital Trust plc and Senior Independent Director of Punch Taverns plc and of Care UK plc. Austrian citizen. Age 61.

Executive Directors



Bruce Edwards
Chief Executive, Americas
Joined former Exel plc in 1986 and was appointed Chief Executive Officer for Exel Logistics Americas in 1995. He was appointed to the Board of Exel plc in May 2000 and has overseen the Company's expansion into Canada and Latin America and rapidly moved the Company to being the leading supply chain provider in the Americas. Before joining Exel, he spent eight years at Space Center Inc, a US-based logistics company, and he is currently a Member of the Council of Logistics Management, the Warehousing Education and Research Council and the Columbus Port Authority Commission. US citizen. Age 49.



Mick Fountain, Chief Executive, Global Freight Management
Appointed a Director of Exel plc in March 2001, Mick Fountain has spent his career in the logistics field, including the last 18 years with Exel following the acquisition of Jardine Air Cargo in 1986. He heads Exel's global freight management group which develops the global aspects of the air and seafreight network. He is a member of the industry-related bodies, Cargo Network Services, the Council of Logistics Management and the International Air Cargo Association, and Chairman of Cargo 2000. He is also a non-executive Director of Safety Kleen Inc. Age 51.



David Riddle
Chief Executive, Cory Environmental
Joined Ocean Group plc* in 1971 and was appointed to the Board in 1994. He previously held a number of positions at Ocean Group plc including Group Strategic Planner, Director, Marine Division and Managing Director, Cory Towage Limited before joining Cory Environmental in 1990. He is a non-executive Director of Environmental Services Association Limited, the waste management trade association. Age 59.

The Directors present their report and the financial statements for the year ended 31 December 2004.

Principal activities and business review

Exel is the global leader in supply chain management, providing customer-tailored solutions to a wide range of manufacturing, retail and consumer industries. Exel's services cover the entire supply chain at local, regional and global levels, ranging from designing and consulting to freight forwarding, warehousing and distribution services as well as integrated information management and e-commerce support.

A business and financial review for the year and likely future developments are set out on pages 14 to 29.

Dividends

The Directors recommend a final dividend of 20.7p per share for the year ended 31 December 2004 (2003: 16.8p) making a total for the year of 29.2p per share (2003: 24.7p). Subject to shareholders approving this recommendation at the Annual General Meeting (AGM) on 28 April 2005, the dividend will be paid on 9 May 2005 to shareholders on the register at the close of business on 15 April 2005.

Directors

John McDonough was appointed to the Board as non-executive Director on 1 February 2004. Ian Smith resigned from the Board as executive Director on 13 August 2004. John Pattullo was appointed to the Board as executive Director on 1 March 2005.

The biographies of the current Directors are set out on pages 30 and 31.

Details of the Directors' service contracts, emoluments and share interests are found in the Directors' remuneration report on pages 38 to 49.

Corporate governance

A report on corporate governance is set out on pages 33 to 37. A summary of the Company's compliance with the Combined Code on Corporate Governance can be found on pages 54 to 56.

Substantial shareholdings

As at 28 February 2005, the Company had been advised of the following notifiable interests in its shares:

	Shares held	% issued share capital
Barclays PLC	12,449,996	4.17
Legal & General Investment Management Limited	10,135,549	3.40

Share schemes

The Company encourages employee share ownership as it helps to align the interests of employees and shareholders and enables employees to benefit directly from increases in the Company's share price. No offer was made in 2004 under the Company's Savings Related Share Option Scheme 2002.

Employees

The Group's policy is to give disabled people fair consideration for all types of vacancies and to provide equal opportunities for training, career development and promotion in line with skills and abilities.

The Group is committed to the development of a working environment which encourages constructive and flexible forms of employee participation and which offers employees the opportunity to become involved in matters which affect them. Employees are kept regularly informed through an electronic information system, global newsletters, meetings, team briefings and audio bulletins on matters affecting them as employees and on issues affecting their performance. A dedicated internal communications team manages the release of information to employees across the world. The Company's interim and final results are communicated to all senior management on a timely basis by e-mail and processes exist at local levels to communicate these results to all employees.

Charitable and political donations

During the year, the Group made charitable donations of £0.8m (2003: £0.9m). Details of the Group's charitable work and community involvement are provided in the report on corporate responsibility on pages 50 to 53. There were no political donations.

Payment to suppliers

It is the Group's practice that payments to suppliers are generally made in accordance with the terms and conditions agreed between Exel and its suppliers, provided that all trading terms and conditions have been complied with. At 31 December 2004, the amount for trade creditors on the balance sheet represented 33 days (2003: 30 days) of average daily purchases for the Group.

Annual General Meeting

The AGM will be held on Thursday 28 April 2005 at The Congress Centre, 28 Great Russell Street, London, WC1B 3LS.

A summary of the resolutions which shareholders will be asked to approve is set out on page 99.

Auditors

A resolution for the reappointment of Ernst & Young LLP as Auditors will be put to shareholders at the AGM.

Going concern

The Directors are satisfied that, after having made appropriate enquiries, the Company and the Group have adequate resources to continue in operation for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.



On behalf of the Board
Doug Evans
Company Secretary
3 March 2005

Contents

1. Compliance

Exel has applied the principles and supporting principles contained in The Combined Code on Corporate Governance (the Code) during the year and this report describes how Exel has complied with the Code's provisions.

The Board considers that the Company substantially complies with the Code's provisions as set out on pages 54 to 56.

2. The Board

The Board has a formal schedule of matters reserved for its decision. The Board determines the strategic direction of the Group, establishes policies and monitors operational performance and internal controls. Items approved by the Board include annual budgets, medium-term business plans, financial reporting to shareholders, major acquisitions, disposals, projects and contract renewals, significant capital expenditure, financing proposals and matters relating to corporate responsibility (CR). Certain issues are delegated to duly authorised committees of the Board, as described below. The Board reviewed and approved Exel's strategy at its meeting in September 2004.

The Board meets a minimum of eight times a year and met nine times in 2004. In addition to the Board meetings held at the Head Office, the Board meets in regional locations at least twice a year, at least one of which being a visit to one of the Group's locations outside the UK. In June 2004, the Board held its meeting in Milan and visited sites in the area. In September 2004, the Board held its meeting in Shanghai and visited local operations.

During 2004, the Chairman and the non-executive Directors met three times with the Chief Executive without the other executive Directors present and once without the Chief Executive or the other executive Directors present. One meeting of the non-executive Directors without the Chairman, Chief Executive or other executive Directors present was held in 2004.

The Company arranges comprehensive Directors' and Officers' liability insurance cover, which the Board regards as appropriate and adequate in the circumstances.

2.1 Board balance and independence

The Board considers that 12 Directors is the right number for it to operate effectively whilst ensuring that it has the appropriate range of skills and experience. At the start of 2004, the Board comprised six executive Directors, five non-executive Directors and the Chairman. For a brief period following John McDonough's appointment on 1 February 2004, there were six non-executive Directors but this reduced to five as John Loudon did not seek re-election at the AGM on 22 April 2004. On 13 August 2004, Ian Smith resigned as Director, reducing the number of executive Directors to five and the total number of Directors on the Board to 11. John Pattullo was appointed to the Board on 1 March 2005 and the Board again comprises six executive Directors, five non-executive Directors and the Chairman. There is no present intention to alter this composition. The Board considers that ensuring individual Directors participate fully and independently in decision-making is more important than the precise split of executive and non-executive Directors to achieve a balance of power. The Chairman ensures that the non-executive Directors challenge the Company's management, put forward their views and perform duties in a rigorous and robust manner.

The Directors' biographies, including those seeking election and re-election at the 2005 AGM, and the composition of the Audit, Remuneration and Nomination Committees are detailed on pages 30 and 31.

The division of responsibilities between the Chairman and the Chief Executive is clearly established and understood by the Board. The Chairman leads the Board, ensures its effectiveness in all aspects of its role and sets the agenda for meetings.

The Board considers all of its non-executive Directors to be independent in the sense outlined in the Code.

The Board has appointed Sir William Wells as Senior Independent Director. Sir William is available to shareholders in circumstances where the usual channels of communication with the Company have failed to resolve an issue or where such contact is inappropriate.

As required by the Company's Articles of Association, all Directors are subject to election by shareholders at the first opportunity after their appointment and a minimum of one third of Directors must retire at each AGM. In addition, any Director aged 70 or over must stand for re-election every year.

2.2 Appointments to the Board

The Board appointed a new non-executive Director in February 2004 and a new executive Director in March 2005. Using the example of these two most recent appointments to the Board, the Nomination Committee debated and established the set of skills and attributes required of the candidates which were endorsed by the Board. An external search consultant was appointed who selected candidates according to the criteria identified by the Nomination Committee. The Chairman and the Senior Independent Director interviewed short-listed candidates. The Chief Executive and the Deputy Chief Executive also interviewed the preferred candidate. The Directors were given the opportunity to speak to the candidate and vice versa. Details of the composition and role of the Nomination Committee are set out below.

2.3 Information and professional development

The format, quality and supply of information provided to the Board was reviewed as part of the Board appraisal process conducted in 2004. The Company Secretary manages the process of supplying Board papers, reports and other information to the Directors. The Chairman is responsible for ensuring that all Directors are properly briefed on issues arising at Board meetings. All non-executive Directors have independent access to the external auditors.

A procedure is in place so that Directors are able, if required, to seek independent professional advice at the Company's expense in connection with their duties. The Company Secretary, who is Secretary to all Board committees, has responsibility for ensuring that Board procedures are followed and is accountable to the Board on all governance matters. The appointment and removal of the Company Secretary is one of the matters reserved for the Board. All Directors have direct access to the advice and services of the Company Secretary.

Ongoing training is provided for existing Directors with the emphasis on legal and accounting developments. The Company Secretary advises the Board on governance matters. Newly appointed Directors are provided with relevant training on their role and responsibilities. A comprehensive induction programme was adopted for John McDonough and is in progress for John Pattullo, the most recent additions to the Board. The programme includes presentations from management, site visits and training in regulatory and technical areas such as legal and accounting matters.

2.4 Performance evaluation

An appraisal of the Board's performance and effectiveness by means of a questionnaire was conducted by the Company Secretary in 2004 and its results were reviewed by the Chairman. This evaluation also covered the three Board Committees. The issues and proposed changes identified through the Board appraisal were discussed in detail with the Board, both collectively and individually, and appropriate action was taken during the course of 2004.

2.5 Board attendance

The following table shows the Directors' attendance at scheduled Board and Board committee meetings during 2004.

	plc Board	Audit Committee	Remuneration Committee	Nomination Committee
No. of scheduled meetings in 2004	**9**	**3**	**4**	**1**
Nigel Rich[1]	9		1	1
John Allan	9			1
John Coghlan	9			
Bruce Edwards	9			
Mick Fountain	9			
Jean-Claude Guez	9		4	
John Loudon[2]	2		–	
John McDonough[3]	8	3	3	
Dennis Millard	9	3		
David Riddle	9			
Ian Smith[4]	6			
Fritz Ternofsky	9	3		
Sir William Wells	9		4	1

Notes:

1. Nigel Rich ceased to be a member of the Remuneration Committee on 20 July 2004.
2. John Loudon resigned as a Director and ceased to be a member of the Remuneration Committee on 22 April 2004.
3. John McDonough was appointed a Director on 1 February 2004 and became a member of the Remuneration Committee on 20 July 2004.
4. Ian Smith resigned as a Director on 13 August 2004.

3. Board and management committees

The three principal Board committees are the Audit, Remuneration and Nomination Committees. All these Committees have written terms of reference which are available on the website or on request from the Company Secretary.

The need to ensure that Committee membership is refreshed has been considered and changes effected as detailed below.

Only the members of the Committees are entitled to be present at Committee meetings. However, all non-executive Directors are invited to attend all Audit Committee meetings and executive Directors are invited to attend Audit Committee meetings when the Company's full year and interim results are considered.

As part of the 2004 Board appraisal process, the Committee Chairmen confirmed that they had access to sufficient resources to carry out their duties.

The Executive Board is chaired by the Chief Executive and consists of the senior executives identified on page 31 and the executive Directors, with the exception of David Riddle. Monthly meetings are held, half of which are via conference call for those executives based outside the UK. The responsibilities of the Executive Board cover the Company's contract logistics and freight management activities and include global strategy, international business development, resource management, strategic IT issues, the review and approval of acquisitions and projects before they are submitted to the Board and corporate responsibility (CR) matters.

Other key committees include the Acquisition Review Board, which meets monthly to review potential acquisitions and disposals, the Project Review Board, which meets monthly to review new business, contract renewal proposals and new IT projects, the Risk Management Committee, which meets quarterly to review global risk management, insurance, CR and health and safety issues, and the Pensions Committee which meets monthly to review global pensions issues.

3.1 Audit Committee

The Audit Committee, comprising three non-executive Directors, meets at least three times a year and met on three occasions during 2004. Dennis Millard, Chairman of the Audit Committee, is Group Finance Director of Cookson Group plc and therefore has recent and relevant financial experience. On 1 February 2004, Nigel Rich stepped down from the Audit Committee and was replaced by John McDonough.

The Audit Committee provides a line of communication between the Board and the Company's external and internal auditors. Its principal functions include ensuring that appropriate financial standards are established and maintained throughout the Group, reviewing the Group's accounting policies, financial control systems and related matters and making recommendations to the Board as and when necessary. At least twice a year, the Audit Committee meets the Company's internal and external auditors without the Company's management being present. It reviews the scope and results of the audit, and monitors and approves the level and extent of non-audit services provided to the Company by the external auditors.

The Audit Committee is responsible for making recommendations on the appointment, re-appointment and removal of the external auditors. It also approves the appointment and termination of the Company's Head of Global Audit and Assurance.

The Audit Committee reviews all services being provided by the external auditors on a regular basis to ensure the independence and objectivity of the external auditors, taking into consideration relevant professional and regulatory requirements, so that these are not impaired by the provision of permissible non-audit services.

3.2 Remuneration Committee

At the start of 2004, the Remuneration Committee comprised three non-executive Directors and the Chairman. John Loudon did not seek re-election as a Director at the AGM and therefore ceased to be a member of the Remuneration Committee on 22 April 2004. The Chairman stepped down from the Remuneration Committee on 20 July 2004 and was replaced by John McDonough. Since then the Remuneration Committee has comprised three independent non-executive Directors. The Remuneration Committee meets at least twice a year, and met on four occasions in 2004. Its responsibilities include setting remuneration policy and the Chairman's fees, ensuring that the remuneration and terms of service of the executive Directors are appropriate and that Directors are fairly rewarded for their individual contribution to the Company's overall performance. It also ensures that the allocation of share awards to senior employees is on a fair and equitable basis and in accordance with agreed performance criteria. A separate report on Directors' remuneration is included on pages 38 to 49.

3.3 Nomination Committee

The Nomination Committee, comprising the Chairman, the Senior Independent Director and the Chief Executive, meets as necessary and at least once a year. In this respect, the membership of the Nomination Committee does not comply with the Code as the majority of members are not independent non-executive Directors. Nigel Rich chairs the Nomination Committee.

The Nomination Committee's principal functions are to review the structure, size and composition of the Board, the membership of the Board committees and the succession plans for the Chief Executive and the other executive Directors. During 2004, the Committee met once to consider the re-election to the Board of those Directors retiring by rotation at the 2005 AGM, to consider succession planning at Board level and to review revised terms of reference which were subsequently approved by the Board.

4. Internal controls and risk management

4.1 Basis for disclosure

Exel has ongoing processes for identifying, evaluating and managing the significant risks faced by the Company. Processes were in place throughout 2004 for regular review by the Board of the effectiveness of the system of internal control and risk management and as such the Company has complied with the guidance produced by the Turnbull Committee: *'Internal Control: Guidance for Directors on the Combined Code'*.

4.2 System of internal controls
Internal control is defined in the Code as 'all material controls, including financial, operational and compliance controls and risk management systems'.

The Board has overall responsibility for the Company's system of internal control and for reviewing its effectiveness, whilst the role of management is to implement Board policies on risk and control. The system of internal control is designed to manage rather than to eliminate the risk of failure to achieve business objectives. In pursuing these objectives, internal controls can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board regularly reviews the Group's strategic direction. At the business level, strategic objectives, annual plans and performance targets are set by the executive management and reviewed by the Board in the context of the Group's overall objectives. There is a defined process for identifying, evaluating and managing the significant risks faced by the Group. This has been in place for the year under review and remains in place. This process, which has been approved and reviewed by the Board, consists of:

- formal identification by management at each level of the Group of the key risks to achieving their business objectives, together with the risk management activities used to minimise these risks and the routine assurance processes which indicate the effectiveness of their internal controls. The formal process includes evaluation of the inherent impact and likelihood of each risk and its residual impact and likelihood after management action
- a process of regular certification by management that they are responsible for the risks to their business objectives, that they have reviewed their risks and controls and that they have complied with the requirements of Group policies
- a process of reporting and review, at regional executive meetings and by the Board, of progress in the improvement of risk management activities and of the action taken subsequent to incidents which have occurred
- assurance, which is provided by internal audit, as to the existence and effectiveness of the risk management activities described by management.

In addition to this process, businesses are subject to:

- a quarterly, comprehensive business review by the executive team
- independent internal and external audits which focus on areas of greatest risk, reporting to the executive team and the Audit Committee
- an extensive budget and target-setting process governed by strict timetables and detailed specifications
- a monthly reporting and forecasting process reviewing performance against agreed objectives and targets
- appropriate delegated authority levels across the Group which prescribe the limits to which the Group can be committed
- established financial policies and procedures, covering capital expenditure and project appraisal as well as post project review
- other risk management policies and procedures which are designed to meet the needs of the particular business to which they relate. These include health and safety, environmental and other CR issues, legal compliance, quality assurance, risk transfer, insurance and security.

These procedures are monitored and assessed in a variety of ways, including internal and external independent review.

The processes used by the Board to review the effectiveness of the system of internal control include the following:

- the Board reviews the effectiveness of the risk management process and significant risk issues are discussed
- the Board reviews and considers the minutes of the Risk Management Committee
- the Chairman of the Audit Committee reports to the Board on the outcome of, and the Board receives the minutes of, all Audit Committee meetings
- the Board considers financing, investment and treasury decisions concerning the Group, including the giving of guarantees and indemnities
- the Board reviews the role of insurance in managing risks across the Group
- the Board reviews the key Group risks during the year, taking into account how the risks have changed over the period under review.

The Audit Committee monitors the integrity of the financial statements and reviews all formal announcements relating to financial performance, including the corporate governance report.

The Audit Committee monitors and reviews the effectiveness of Global Audit and Assurance activities annually and periodically. The Audit Committee has carried out an annual review of the function, requesting feedback from executive management, members of the Audit Committee and the external auditors. The Audit Committee also reviews the progress and work performed by the Global Audit and Assurance function at each meeting, considering the amount and type of work carried out with the available resources. The Head of Global Audit and Assurance has access to the Chairman of the Audit Committee and has a meeting with the Chairman prior to each Audit Committee meeting without the presence of executive management. The Head of Global Audit and Assurance also meets the other members of the Audit Committee as required.

The annual plan is presented to the Audit Committee meeting in November and updates are presented at the other meetings throughout the year. The Audit Committee receives copies of all internal audit reports, of which 165 were issued in 2004, and a progress report at each meeting which identifies key issues and provides a summary of the reports issued since the last meeting. The Audit Committee also reviews and monitors management's response to the issues raised in the audit reports.

Processes are in place by which employees may, in confidence, raise concerns about potential improprieties within the business.

5. Corporate responsibility
The Board believes that the implementation of a corporate responsibility (CR) strategy supports the business and is in the best interests of shareholders, customers, employees and other stakeholders. The Board takes collective responsibility to ensure that the Group has appropriate policies on social, environmental and ethical matters and procedures to implement them. The Board takes account of CR matters and CR risks through a Board level review at least annually and through the regular reports of the Risk Management Committee. John Allan is responsible to the Board for all CR matters. John Coghlan is Chairman of the Risk Management Committee. The Board supports Exel's Code of Ethics which reflects the Board's expectations of corporate governance and standards of business practice.

The Board delegates responsibility for ensuring it has adequate information to John Allan, John Coghlan and Doug Evans, the Company Secretary. This information includes, where relevant, the collection and evaluation of data, for instance on environmental, health and safety and employment issues, to enable improvement targets to be set and performance against these targets to be measured. The Group's risk management process also brings to the Board's attention areas of less significant risk. In addition, Exel's crisis management process is able to keep Board members informed should the need arise.

CR risks are identified, managed and brought to the attention of the Board through the Group's overall risk management process, outlined above. As in 2003, no specific CR-related risks that could have a material impact on the business have been identified.

Verification of Exel's CR activities and of the data required for that verification is undertaken by the Group's internal audit team. Where specific or technical expertise is required, external consultants are used.

At the end of 2004, Laura Bolton was appointed to manage Exel's CR programme, including CR policy development, the rolling out of data collection and target setting across the business.

Further information on the Company's approach to environmental, social and ethical matters and workplace practices are described in the CR report on pages 50 to 53.

6. Shareholder relations

Exel is committed to best practice and effective communication with the investor community, analysts and institutional and private shareholders. The Company's website provides financial and other business information including an archive of announcements and Annual Reports, share price information, financial calendar and Exel's approach to CR. All issued information is available to all interested parties through Exel's website with an open subscription e-mail service providing access to all Company notifications and news releases in real-time.

6.1 Dialogue with institutional shareholders

Exel hosts investor and analyst briefings and open access conference calls on the days it announces its interim and full year results. In addition, an active dialogue with the investor community is maintained through a range of activities including regular trading statements, one-to-one meetings with UK and overseas investors, site visits and salesforce presentations. Exel hosts an annual investor day which is an opportunity for institutional investors and analysts to better understand Exel's business and strategy and to meet non-executive Directors and a range of senior management.

The majority of institutional shareholder dialogue is with John Allan and John Coghlan, supported by the Investor Relations department. In 2004, John Allan and John Coghlan devoted over 20 days of their time to meeting the investor community. The Board is kept informed of shareholder opinion and developments through a report from the Director of Investor Relations at each Board meeting.

Whenever possible, the Chairman and Senior Independent Director make themselves available to meet shareholders and analysts through attendance at the results presentations and annual investor day. In 2004, they also hosted lunches for senior governance representatives from Exel's institutional investors in London and Edinburgh to discuss matters relating to governance.

The following table shows attendance by the Chairman and non-executive Directors at these events in 2004.

	Full year results 2003	Interim results 2004	Investor day	Governance lunch – London	Governance lunch – Edinburgh
Nigel Rich		✓	✓	✓	✓
Sir William Wells	✓	✓	✓	✓	✓
Fritz Ternofsky			✓		
Jean-Claude Guez			✓		

6.2 Constructive use of the AGM

At the AGM, private shareholders have the opportunity to listen to the Chief Executive present highlights from Exel's activities during the year and meet and question the Directors and the Chairmen of the Audit, Remuneration and Nomination Committees. Shareholders are invited to submit questions in advance of the meeting.

Electronic proxy voting and proxy voting by CREST are available. The number of proxy votes for, against and abstentions will be announced after each resolution, be available at the end of the meeting and be published on the Company's website. A detailed explanation of each item of special business to be considered is included in the Notice of Meeting sent to shareholders at least 20 working days before the meeting.


To subscribe for Company notifications and news releases go to
http://www.exel.com/exel/home/registrations/


To view the Board Committees' terms of reference go to
http://www.exel.com/exel/home/investors/boardcommitteetermsofreference/


To learn more about corporate responsibility go to
http://www.exel.com/exel/home/corporate/

Contents

"I am pleased to present the Directors' remuneration report for 2004. This report demonstrates how the Remuneration Committee aligns remuneration policy with the interests of shareholders whilst retaining and motivating Exel's world-class people. In 2004, the Committee reviewed the principal elements of remuneration of the executive Directors to ensure the ongoing appropriateness and relevance of the remuneration policy. This report sets out the conclusions of that review and briefly describes the two new share-based plans on which separate resolutions are being put to shareholders for approval. The Committee believes that its revised remuneration policy will improve the link between management's performance and its reward and will be in shareholders' best interests. The Committee, on behalf of the Board, has also reviewed and revised its own role and terms of reference which have been approved by the Board. A summary of the new terms is presented in the Report; the full terms of reference are available on Exel's website.

"I recommend that shareholders vote in favour of the report."

Sir William Wells
Chairman, Remuneration Committee

1. Introduction

This report sets out the Company's policy on remuneration as well as the salary and benefits of the Directors during the year.

This Report has been prepared by the Remuneration Committee and approved by the Board.

2. Compliance

The Companies Act 1985 and the Listing Rules require the Company to prepare a report on directors' remuneration.

Sections 5.4 and 7 of the report have been audited in accordance with the Companies Act 1985.

During the year, the Company has applied the principles and supporting principles relating to Directors' remuneration in The Combined Code on Corporate Governance (the Code). This Report describes how the Company has complied with the provisions in the Code relating to Directors' remuneration.

A resolution will be put to shareholders at the AGM on 28 April 2005 inviting them to consider and approve this Report.



To view the Remuneration Committee's terms of reference go to
http://www.exel.com/exel/home/investors/boardcommitteetermsofreference/

3. Responsibilities and membership of the Remuneration Committee

3.1 Role

The Remuneration Committee is a committee of the Board and its duties are to:

- determine and agree with the Board the broad policy for the remuneration of the Chairman, the Chief Executive, the executive Directors and other designated members of executive management
- ensure, in determining such policy, that executives are provided with appropriate incentives to encourage enhanced performance and are rewarded in a fair and responsible manner for their individual contributions to the Company's success
- review the ongoing appropriateness and relevance of the remuneration policy
- approve the design of, and determine targets for, any performance-related pay schemes operated by the Company
- determine the total individual remuneration package of the designated members of executive management, including base salaries, annual bonuses, incentive payments, share options, share awards, pensions and other benefits
- review the design of all share incentive plans for approval by the Board and shareholders. For any such plans, determine each year whether awards will be made and, if so, the overall amount of such awards, the individual awards to executive Directors and other senior executives and the performance targets to be used
- determine the policy for, and scope of, pension arrangements for the executive management
- ensure that contractual terms on termination and any payments made are fair to the individual and the Company, that failure is not rewarded and that the duty to mitigate loss is recognised
- review and note annually the remuneration trends across the Group
- oversee any major changes in employee benefit structures throughout the Group
- agree the policy for authorising claims for expenses from the Chairman and the Chief Executive
- be exclusively responsible for establishing the selection criteria and the selection, appointment and determination of the terms of reference of any remuneration consultants who advise the Committee
- obtain reliable, up-to-date information about remuneration in other companies.

The full terms of reference of the Remuneration Committee were revised and updated in 2004 and are available on the Exel website or from the Company Secretary.

No individual is involved in any decision as to his or her own remuneration.

3.2 Membership

At the start of the year, the Remuneration Committee comprised Sir William Wells (Committee Chairman), Jean-Claude Guez, John Loudon and Nigel Rich. John Loudon ceased to be a member of the Committee on 22 April 2004 as he did not seek re-election as a Director at the 2004 AGM. Nigel Rich stepped down as a member of the Remuneration Committee on 20 July 2004 and John McDonough was appointed a member on the same date. At the end of the year, the Remuneration Committee comprised Sir William Wells (Committee Chairman), Jean-Claude Guez and John McDonough.

All of the Committee's members are independent non-executive Directors.

3.3 Meetings

The Committee meets at least twice a year and in 2004 met four times.

The Chairman, Chief Executive, Group Human Resources Director and Director of Reward are invited to attend and speak at meetings except when their own remuneration is being considered.

3.4 Advisors

The Remuneration Committee appointed and received advice in relation to executive remuneration, benefits, pensions and share schemes from Towers Perrin Forster & Crosby Inc and New Bridge Street Consultants LLP. Towers Perrin Forster & Crosby Inc also provided risk management consultancy services.

The Remuneration Committee also received advice during the year from Nigel Rich (Chairman), John Allan (Chief Executive), Chris Stephens (former Group Human Resources Director), Rita Faherty (Director of Reward) and Doug Evans (Company Secretary).

4. Policy statement

4.1 Reward policy

The Remuneration Committee determines the reward for executive Directors and other key senior executives. The reward policy complies with the relevant principles of the Code and is based on the philosophy that remuneration arrangements should support the Company and its constituent businesses in the achievement of business objectives. The reward policy is designed to attract and retain the right calibre of people, to motivate individuals to deliver superior performance and to encourage collaboration across the business.

In determining appropriate levels of reward, Exel takes into account local market competitiveness, the views of major shareholders and the UK regulatory framework. Reward levels are compared with those in companies of similar size and focus in each of Exel's regions and markets. For executive Directors, Exel aims to provide base salary and benefits at mid-market competitive levels. For the short-term and medium- to long-term incentives, the Remuneration Committee applies a common framework that is based on UK competitive practice and manages remuneration such that, if superior performance is achieved, total remuneration will be above average. Whilst having a single incentive structure has particular merits in a global company, the Remuneration Committee recognises that this structure may lead to less than competitive total reward levels in some markets. Where this is the case, base salary practice may be adjusted to ensure competitive reward levels.

Senior executives' rewards are linked to business performance. The ratio of fixed to variable reward and the programmes through which reward is delivered are monitored to ensure that the reward policy supports Exel's business strategy, is in line with emerging best practice and is in the interests of shareholders.



To view the Remuneration Committee's terms of reference go to
http://www.exel.com/exel/home/investors/boardcommitteetermsofreference/

In 2004, the Remuneration Committee carried out a full review of the principal elements of the remuneration of executive Directors and other key senior executives to ensure that Exel's reward policy reflects current best practice. The review concluded that, although the current remuneration arrangements support the Company's long-term growth strategy, better value will be derived by encouraging co-investment and retention of shares.

A summary of the outcome of the review is as follows:

- the proposed introduction of a new Long Term Incentive Plan (LTIP 2005)
- the redesign of the annual Executive Incentive Plan (EIP) and proposed introduction of a Share Matching Plan (SMP), which will require executives to invest part of their annual incentive award in the Company's shares
- the introduction of a shareholding policy which requires executive Directors to retain shares to the value of approximately one year's base salary. Executive Directors are expected to move towards the target investment in shares over a six-year period, based on salary at the end of that period
- the decision not to award further share options at this stage to executive Directors but, in any event, to remove from the rules of the Executive Share Option Scheme 2001 the provision to retest any performance conditions attached to vesting from any potential future grant of share options.

4.1(a) The Long Term Incentive Plan (LTIP) 2005

Subject to shareholders' approval, executives will receive an award of restricted shares which will vest three years from the date of award to the extent that performance measures have been met. It is intended that initial awards made to executive Directors will have a value of 100% of base salary.

The performance measure for half of the award will be Exel's total shareholder return (TSR), which measures growth in Exel's share price and dividends over the three-year performance period, in comparison with the TSR performance of the companies which constitute the FTSE 100 index at the time the award is made. For median levels of performance, 25% of the award will vest and, for upper quartile levels of performance, 100% of the award will vest. In addition, the TSR performance will be underpinned by a requirement for there to be EPS growth in excess of RPI + 3% per annum over the performance period.

The performance measure for the other half of the award will be the achievement of growth in EPS measured in real terms over the performance period. The EPS criterion will be a three-year measure with entry and maximum performance criteria. For awards made in 2005, the entry measure will be the Retail Price Index (RPI) + 7% per annum and the maximum performance measure will be RPI +12% per annum. For subsequent awards, the entry measure will be RPI + 5% per annum and the maximum performance measure will be RPI + 10% per annum. 25% of the award will vest for the entry growth criterion and 100% of the award for the maximum growth criterion.

Vesting between 25% and 100% will be on a straight line basis for both parts of the award.

Following vesting, participants will be entitled to receive dividends on their LTIP awards.

4.1(b) The Share Matching Plan (SMP)

Subject to shareholders' approval, from 2005, any annual incentive earned by executive Directors in excess of 50% of the salary on which the bonus was calculated must be invested in the Company's shares, (Compulsory Investment Shares), which will be deferred for three years. Executive Directors may choose to invest additional annual incentive into Voluntary Investment Shares, vesting of which will also be deferred for three years. The total amount of annual incentive that may be invested will be, at most, 50% of the executives' maximum bonus potential.

The maximum annual bonus potential for executive Directors will increase from 75% to 100% of base salary on the basis that any award over 50% of base salary will be compulsorily deferred for three years.

Executive Directors will receive an award of Matching Shares equal in value to the gross amount of the annual incentive that was used to purchase Compulsory and Voluntary Investment Shares. Vesting of Matching Shares will be subject to the achievement of a three year real growth in EPS performance measure. 25% of the Matching Shares will vest if EPS achieves growth of RPI plus 5% per annum and 100% of Matching Shares will vest if EPS achieves RPI plus 10% per annum. Vesting between 25% and 100% will be on a straight line basis.

The Remuneration Committee believes that the combination of total shareholder return and growth in earnings per share as the performance conditions on which the vesting of shares is determined provides a better alignment between the interests of shareholders and executive Directors. Executive Directors will be rewarded for delivering superior TSR in comparison with FTSE 100 companies and for improving earnings per share. The estimated mature annual costs, under International Financial Reporting Standards (IFRSs), of the proposed share incentive plans for all participants, assuming median levels of vesting, is £4.8m, representing 0.2% of total group salaries and wages for 2004, including social security costs.

Shareholders will be asked to approve the introduction of the LTIP 2005 and the SMP at the 2005 AGM. Further details are contained in the Notice of Meeting.

4.2 Performance graph

The graph below shows the total shareholder return (TSR) of an investment of £100 in Exel shares over the last five years compared with an investment of £100 in the FTSE 350 index (excluding investment companies). TSR is defined as share price growth plus reinvested dividends. The FTSE 350 index (excluding investment companies) was selected as the appropriate broad equity market index for that period as Exel is a constituent member.

The graph demonstrates that, over the five-year period in question, the FTSE 350 index fell by 14.6% and Exel's share price fell by 26.5%.

Historical TSR performance
Growth in the value of a hypothetical £100 holding over five years
FTSE 350 (excluding investment companies) comparison based on spot values



£
— Exel
---- FTSE 350 excluding investment companies
120
110
100
90
80
70
60
Dec 1999
Dec 2000
Dec 2001
Dec 2002
Dec 2003
Dec 2004

4.3 Performance linkage in 2004

Each element of the executive Directors' current reward package supports the achievement of key business measures, as illustrated in the table below.

Element	Structure	Purpose	Performance standard
Base salary	Fixed: short-term	Reflects the competitive market rate for the job, the individual's contribution and the Company's ability to pay	Individual and business performance
Executive Incentive Plan (EIP)	Variable: short-term	Rewards the delivery of operational financial goals	Growth in annual earnings per share and/or profit before tax
Executive Share Option Scheme (ESOS)	Variable: medium-/ long-term	Directly links to long-term growth strategy through share price growth Aligns executives with shareholders' interests	Sustained earnings per share growth
Long Term Incentive Plan (LTIP)	Variable: medium-/ long-term	Aligns executives with shareholders' interests Supports superior business performance in relation to comparator companies	Relative total shareholder return and sustained earnings per share growth

The Remuneration Committee intends that, for target levels of performance, at least half of total compensation should be performance-related. The chart below sets out the relative proportion of the current constituent parts of total compensation (excluding pension). The EIP is at 50% of maximum award and the expected values of share options and of awards made under the LTIP are calculated using a standard valuation methodology adjusted for performance conditions and, where relevant, reinvestment of dividends.

Elements of current remuneration of executive Directors as a % of total reward



46% Base salary
17% EIP
23% LTIP
14% ESOS

4.4 ABI dilution limits

The Company complies with the guidelines issued by the Association of British Insurers (ABI) as regards the 10% limit of issued share capital under all share schemes in any 10 year period. The Company's intention in future will be to manage adherence to the ABI's recommended 5% limit in respect of discretionary schemes by use of a combination of newly-issued and market-purchased shares. The Company also works within the limits set out in the rules of the share plans approved by shareholders.

5. Executive Directors' remuneration: individual elements

5.1 Overall structure

The principal elements of current remuneration for executive Directors are base salary, awards under the annual EIP, medium-to long-term incentives and pension and other benefits. These are explained further below.

5.2 Base salary

External remuneration consultants regularly provide the Remuneration Committee with market data based on appropriate peer groups which include other logistics providers and companies in industries in which Exel's customers operate. The Remuneration Committee takes into account a number of factors including individual performance, the benchmark reward level described previously and the level of awards made to other Group employees before deciding individual salary awards.

Salaries for executive Directors are reviewed annually with effect from 1 October. Base salaries of the executive Directors at 1 October 2004 were:

John Allan	£663,000
John Coghlan	£371,000
Bruce Edwards	US$560,000
Mick Fountain	US$545,000
David Riddle	£225,000

The average salary increase for executive Directors in 2004 was 5.7%.

Ian Smith resigned from the Company on 13 August 2004. John Pattullo joined Exel on 1 March 2005 and his base salary is £310,000.

Aggregate salaries for 2004 are included in the table on page 46.

Base salary is the only element of remuneration which is pensionable.

5.3 Executive Incentive Plan

The Remuneration Committee approves the maximum award levels under the annual EIP and the business and financial measures against which performance will be assessed. The maximum level of award in 2004 was 75% of base salary. The performance conditions were the growth in profit before tax of the business units and the Company's growth in EPS. These two measures are key performance indicators for Exel and are used to manage the business. Bonuses paid to executive Directors for 2004 ranged from 67% to 100% of maximum, reflecting the differences in the level of year-on-year performance by the Company and, where applicable, each region.

5.4 Medium- to long-term incentives in 2004

In 2004, the Company, delivered its medium- to long-term share-based incentives through the Executive Share Option Scheme 2001 (ESOS 2001) and/or the Long Term Incentive Plan (LTIP).

5.4 (a) Executive Share Option Scheme

Executives and other eligible employees participated in the ESOS 2001, which was approved by shareholders at the AGM in 2001.

Options are granted at fair market value and, save in exceptional circumstances, within six weeks of the first dealing date following the release of the Company's results for the full year or half year.

The exercise of options granted under the ESOS 2001 is subject to a performance condition relating to growth in the Company's EPS in excess of inflation as measured by RPI.

The following targets apply:

Average growth in EPS in excess of inflation	Proportion of options exercisable
5% or more pa	100%
3-5% pa	pro rata between 33% and 100%
3% pa	33%
Less than 3% pa	Nil

Awards under the scheme vest only when there is a pre-determined increase in the profitability of the Company as set out in the table above.

The performance condition is measured from a fixed base point (the EPS for the financial year before options are granted) and will initially be compared with the EPS three years later.

During the transition to international financial reporting standards, to maintain a consistent measure of performance for awards already made, each year's year-on-year EPS growth will be compounded over the performance period.

For awards granted prior to and including 2004, to the extent that the performance condition is not satisfied in full after three years, the performance condition will be retested from the same base year after the fourth and fifth financial years but, if it is not met after the fifth financial year, the options will lapse. Should any awards be made under the ESOS in the future, there will be no provision to retest the performance conditions as a result of an amendment to the scheme rules.

In 2004, the market value of the grant of options over shares made to Directors was 100% of base salary.

5.4 (b) Long Term Incentive Plan

The LTIP was approved by shareholders at the AGM in 1996.

Participants who have received awards of shares in the Company are, subject to the relevant performance conditions having been satisfied, able to take the shares into their own names four years after the date of grant. Until that time, the shares are held in a trust which has an independent trustee. Dividends on the shares are reinvested to acquire further shares which are added to the shares a participant may receive; this is taken into account when the awards are valued and hence in determining the appropriate level of award.

The performance conditions which must be satisfied before the shares vest relate primarily to growth in EPS over the three-year period and to TSR. The extent to which the award is available to participants will be determined by the Company's TSR in comparison with those of companies in the FTSE 350 index. Relative TSR was chosen as the most appropriate performance measure because it requires the Group to have outperformed its peers before any rewards are received.

The award to executive Directors in 2004 was of shares with a value of 100% of basic salary. The award will vest in full only if the Company's EPS for the base year has increased in real terms by 9% over the three-year period, and the Company is ranked in the 90th percentile for TSR. A total of 40% of the shares will be available if the Company is ranked in the top 50th percentile of companies. Between these two points, vesting will be on a straight line basis. No shares will be released if the Company is ranked below the 50th percentile. Once vested, the shares are deferred for a further year.

In certain compassionate circumstances, participants who leave employment will still be entitled to some benefit at the end of the four year period. However, if they were not in employment for all of the first three years of that period, their benefit will be scaled down to reflect their shorter service.

5.5 Pensions and other benefits

The Remuneration Committee is responsible for ensuring the appropriate application to executive Directors of Exel's approach to retirement benefits. All executive Directors participate in pension plans entitling them to final salary-related and/or defined contribution benefits. Normal retirement age is 60 under the plans except for the defined contribution plan of which Bruce Edwards is a member, where normal retirement age is 62. Retirement benefits are designed to be both locally competitive and cost effective.

The Remuneration Committee has not yet decided its response to the changes in UK pensions legislation; this will be determined in 2005.

John Allan, John Coghlan and David Riddle are contributing members of the Ocean Nestor Pension Scheme and Ian Smith was a contributing member of that scheme. The scheme is a funded Inland Revenue approved final salary occupational pension scheme. Benefits are subject to Inland Revenue limits as applicable. Mick Fountain's pension is achieved through a combination of the MSAS Cargo International Inc retirement programme and the MSAS Cargo International Supplementary Executive Retirement Plan. Mick Fountain does not pay contributions to the plans.

The main features of the plans, as they apply to Directors, are:

	Ocean scheme	MSAS schemes
Normal retirement age	60	60
Pension accrual	1/30 of final salary for each year of service	70% of final five years' average salary inclusive of any benefits accrued from Primary Social Security (provided the executive has completed at least 20 years of pensionable service)
Early retirement reduction	2% pa for each year under age 60	5% pa for each year under age 60
Ill health provision	Projected pension without reduction	Not applicable
Life assurance	Four times salary	Available outside the plan
Spouse/dependant pension	Payable on death	Payable on death
Pension increases	Lower of RPI or 5%	Not applicable

John Allan and John Coghlan have basic pensions which are restricted by the Inland Revenue earnings cap, £102,000 in 2004/05. Additional pension provision is by way of the payment of salary supplements in lieu of Funded Unapproved Retirement Benefit Scheme (FURBS) contributions. The FURBS is currently being wound up. David Riddle is not affected by the earnings cap.

Bruce Edwards is a participant in the qualified and non-qualified Exel Inc retirement programmes, which are defined contribution plans. US legislation in respect of qualified retirement plans provides that, for 2004, a maximum of US$200,000 of salary can be used to calculate employer contributions towards the programme. There are other applicable levels and limits that further restrict the amount of employer and employee contributions to qualified plans. Bruce Edwards' benefits are accordingly provided through a qualified plan and also a non-qualified plan, to which contributions are paid in excess of the limits. Bruce Edwards' benefits in the combined plans provide for an overall matched employer contribution of up to 5% of remuneration per annum. In addition, he is eligible for an annual profit sharing contribution which is paid into his qualified plan account.

Further information on executive Directors' pensions is shown in the table on page 46.

Executive Directors are provided with cars or car allowances and other benefits in line with competitive practice. These benefits are reviewed by the Remuneration Committee from time to time.

5.6 Contracts and termination provisions

Other than John Pattullo, all contracts with executive Directors are rolling and subject to a maximum of 12 months' notice of termination if given by the Company and six months' notice of termination if given by the executive Director.

John Pattullo's contract is rolling and subject to a maximum of 12 months' notice of termination if given by the Company and six months' notice of termination if given by the executive Director. However, a longer notice period will operate for the first two years of John Pattullo's employment. If his employment is terminated on or after 1 March 2005, then the Company shall be obliged to give John Pattullo 24 months' notice of termination and he shall be obliged to give the Company six months' notice. If his employment is terminated on or after 1 March 2006, the 24 month notice period will be reduced by one month for each month of employment. From 1 March 2007 onwards, the Company shall be obliged to give John Pattullo 12 months' notice of termination and he shall be obliged to give the Company six months' notice. This longer notice period for a limited time was considered necessary and appropriate in relation to a candidate of such a high calibre.

The Company may elect to terminate the employment of any executive Director by making a payment to him calculated by reference to the value of salary and bonus entitlements, enhancing his pension and continuing to provide his other contractual benefits (or making payments in lieu thereof) which he would have received during the unexpired proportion of the notice period (the 'Compensation').

All contracts with executive Directors (other than John Pattullo) provide for the payment of liquidated damages calculated in the same manner as the Compensation in the event of (a) the early termination of the contract by the Company within 12 months of a change of control; or (b) the executive Director serving a 60 day counter notice on the Company within five months of the Company serving 12 months' notice on him. In addition, John Allan and David Riddle are both entitled to liquidated damages calculated in the same manner as the Compensation in the event that they are constructively dismissed, dismissed by the Company in breach of contract or terminate their contract within one month of a change of control.

In the event that the Company chooses to enforce restrictive covenants against an executive Director following termination of his contract, the Company will pay to the executive Director compensation calculated in the same manner as the Compensation for the duration of the period for which the Company chooses to enforce the restrictive covenants, up to a maximum of six months. This provision does not apply to Bruce Edwards or John Pattullo.

Future executive appointments to the Board will be expected to have contracts with notice periods of 12 months, unless in order to attract candidates of a sufficient calibre it is considered necessary to offer a longer period initially, and provisions for phased payments. Accordingly, for John Patullo, the Company may terminate his agreement by making phased monthly payments for the remainder of the notice period calculated in the same manner as the Compensation, less any earnings which he receives from alternative sources by way of mitigation during this period.

The dates of the contracts of the executive Directors of the Company are shown in the table below:

Executive	Contract date
John Allan	1 October 1994
John Coghlan	16 October 1995
Bruce Edwards	30 April 2000
Mick Fountain	31 December 2002
John Pattullo	7 January 2005
David Riddle	1 October 1994

The service contracts of the executive Directors will be available for inspection at the AGM.

5.7 External directorships

Executive Directors are encouraged to take on one non-executive directorship of another company, other than John Allan who is permitted two external non-executive directorship appointments. It is Board policy to allow the executive Directors to retain the fees from such appointments.

	Fees received from external directorships in 2004
John Allan[1]	£60,000
John Coghlan[2]	£65,000
Bruce Edwards	–
Mick Fountain[3]	US$64,500
David Riddle	–

Notes:

1. In accordance with John Allan's initial terms of engagement as a non-executive Director of PHS Group plc, which applied for a three-year period from June 2001, he received fees relating to the period 1 January to 5 June 2004 in the form of shares for which he subscribed at the offer price relevant when PHS Group plc listed.
2. At the completion of the initial public offering of Yell Group plc in July 2003, John Coghlan was issued 52,632 ordinary shares equivalent to £75,000 which matched his personal investment in that company. These shares were subject to a minimum holding period of one year and continue to be held by John Coghlan.
3. In addition, Mick Fountain has been awarded stock and restricted units in relation to his appointment as Director of Safety Kleen Inc. These awards are subject to a four year vesting period.

6. Chairman and non-executive Directors

The Chairman and non-executive Directors each have a letter of appointment containing a reciprocal rolling one month notice clause and they are subject to the Company's Articles of Association. The letters of appointment of the Chairman and non-executive Directors will be available for inspection at the AGM.

The remuneration for non-executive Directors consists of fees for their services in connection with Board and Board committees. The non-executive Directors' fees, excluding those of the Chairman, are determined by the Board without the non-executive Directors present, after taking into account competitive levels and the responsibilities and time commitment of the non-executive Directors. The Chairman's fees are determined by the Remuneration Committee.

The Chairman's fee increased from £160,000 to £172,500 with effect from 1 October 2004. The non-executive Directors received annual fees as set out in the table below. These fees are fixed for a three year period which will expire on 30 June 2006 in respect of the non-executive Directors.

Senior Independent Director	£60,000
Chairman of Audit Committee	£50,000
Non-executive Director	£40,000

Fees paid to non-executive Directors in the year ended 31 December 2004 are set out in the table on page 46.

From 2004, the Chairman and non-executive Directors are each required to purchase £6,000 worth of shares in the Company every year. These shares must be retained by the Director for at least one year after the Director has stepped down from the Board. These requirements were met in respect of 2004.

The Chairman and non-executive Directors are not eligible to participate in Company share schemes, pension arrangements or the EIP.

7. Tables

Directors' emoluments

The emoluments of the Directors for the year were as follows:

	Salary/fee £000	Salary supplement[1] £000	Annual incentive £000	Taxable benefits[2] £000	2004 Total £000	2003 Total £000
Executive Directors						
John Allan	635	188	476	60	1,359	1,193
John Coghlan	355	76	266	29	726	658
Bruce Edwards[3]	288	–	146	16	450	490
Mick Fountain[3]	291	–	202	34	527	440
David Riddle	220	–	150	15	385	268
Ian Smith[4]	209	42	–	19	270	527
Non-executive Directors						
Jean-Claude Guez	40	–	–	–	40	34
John Loudon[5]	13	–	–	–	13	34
John McDonough[6]	37	–	–	–	37	–
Dennis Millard	50	–	–	–	50	13
Nigel Rich	163	–	–	–	163	153
Fritz Ternofsky	40	–	–	–	40	34
Sir William Wells	60	–	–	–	60	60
Total	**2,401**	**306**	**1,240**	**173**	**4,120**	**3,904**
Former executive Director						
Rodney Lenthall[7]				80	80	–

Notes:

1. This relates to cash payments made in lieu of FURBS contributions. The FURBS is currently being wound up.
2. The main non-cash benefits for executive Directors are car and fuel allowances, insurances relating to medical, dental, ill health and death in service benefits and life assurance. In order to be market competitive, the two executive Directors based in the US also receive additional benefits such as club membership and appropriate expenses relating to financial planning and family travel.
3. Salary and benefits for Bruce Edwards and Mick Fountain have been translated at an exchange rate of US$1.83 (2003: US$1.64).
4. Ian Smith ceased to be a Director on 13 August 2004.
5. John Loudon ceased to be a Director on 22 April 2004.
6. John McDonough was appointed a Director on 1 February 2004.
7. In 2004, the Board agreed to make a payment of £80,000 to Rodney Lenthall, a former executive Director of the Company, in place of vested awards made under the LTIP in 1996 and 1997 whilst he was serving as a director.

Pensions

Defined benefits

Defined benefit elements of Director's pensions earned in the year were:

	Accrued pension details			Transfer value of accrued benefits[1]				
	Increase during 2004 (net of inflation increases) £000	Increase during 2004 (including inflation increases) £000	At 31 December 2004 £000	At 31 December 2003 £000	At 31 December 2004 £000	Transfer value of increase during 2004 (net of Directors' contributions and inflation increases)[2] £000	Directors' contributions £000	Change in transfer value (net of Director's contributions)[3] £000
John Allan	2	2	17	258	325	27	4	63
John Coghlan	–	1	27	222	251	2	4	25
David Riddle	11	16	177	2,784	3,437	203	9	644
Ian Smith[4]	2	2	21	196	231	18	3	32
	US$000	US$000	US$000	US$000	US$000	US$000	US$000	US$000
Mick Fountain	26	33	250	1,285	1,622	291	–	337

Notes:

1. The transfer values shown at 31 December 2003 and 2004 represent the value of each of the Directors' accrued benefits based on total service completed to those dates. The transfer values for the UK based Directors have been calculated in accordance with guidance note GN11 issued by the Institute of Actuaries and the Faculty of Actuaries. The transfer values for Mick Fountain have been calculated using discount rates based on high yield US corporate bonds and associated yields at the relevant dates.
2. This represents the value of the increase in the pension over the year (in the first column above) assessed at 31 December 2004 and does not take into account any change in the transfer value basis (ie financial conditions) over the year.
3. The change in transfer value reflects the increase in accrued pension over the year and changes to the transfer value basis over the year.
4. Ian Smith ceased to be a Director on 13 August 2004. His accrued pension has been calculated to this date and the information provided is based on market conditions at the year end.

Defined contributions

During 2004, £12,000 was paid by the Company in respect of Mr Edwards' defined contributions, as well as £600 in respect of the defined contributions to the FURBS of Mr Allan and Mr Coghlan.

Share options

Executive share options

Details of executive options held by the executive Directors under the 1984, 1994 and 2001 Executive Share Option Schemes are set out below:

	At 1 Jan 2004	Granted in 2004	Exercised in 2004	Scheme	At 31 Dec[1] 2004	Exercise price (p)	Exercisable from	Expiry date	Total options at 31 Dec 2004
John Allan	180,343			ESOS 2001	180,343	786	27.4.2004	26.4.2011	
	180,000			ESOS 2001	180,000	850	12.3.2005	11.3.2012	
	104,186			ESOS 2001	104,186	537.5	11.3.2006	10.3.2013	
		86,385		ESOS 2001	86,385	723.5	15.3.2007	14.3.2014	550,914
John Coghlan	104,198			ESOS 2001	104,198	786	27.4.2004	26.4.2011	
	109,411			ESOS 2001	109,411	850	12.3.2005	11.3.2012	
	60,465			ESOS 2001	60,465	537.5	11.3.2006	10.3.2013	
		48,375		ESOS 2001	48,375	723.5	15.3.2007	14.3.2014	322,449
Bruce Edwards	106,044			ESOS 2001	106,044	786	27.4.2004	26.4.2011	
	109,077			ESOS 2001	109,077	850	12.3.2005	11.3.2012	
	54,859			ESOS 2001	54,859	537.5	11.3.2006	10.3.2013	
		39,989		ESOS 2001	39,989	723.5	15.3.2007	14.3.2014	309,969
Mick Fountain	8,098			ESOS 1994	8,098	701.5	11.3.2001	10.3.2008	
	9,273			ESOS 1994	9,273	783.5	4.8.2001	3.8.2008	
	119,299			ESOS 2001	119,299	786	27.4.2004	26.4.2011	
	118,250			ESOS 2001	118,250	850	12.3.2005	11.3.2012	
	59,272			ESOS 2001	59,272	537.5	11.3.2006	10.3.2013	
		40,999		ESOS 2001	40,999	723.5	15.3.2007	14.3.2014	355,191
David Riddle	5,662		5,662[2]	ESOS 1984	–	294	20.5.1997	19.5.2004	
	68,129			ESOS 2001	68,129	786	27.4.2004	26.4.2011	
	68,117			ESOS 2001	68,117	850	12.3.2005	11.3.2012	
	37,767			ESOS 2001	37,767	537.5	11.3.2006	10.3.2013	
		30,131		ESOS 2001	30,131	723.5	15.3.2007	14.3.2014	204,144
Ian Smith	87,366			ESOS 2001	–	786	27.4.2004	26.4.2011	
	91,764			ESOS 2001	–	850	12.3.2005	11.3.2012	
	53,023			ESOS 2001	–	537.5	11.3.2006	10.3.2013	
		42,847		ESOS 2001	–	723.5	15.3.2007	14.3.2014	–

Notes:

1. Or on date of leaving.
2. David Riddle exercised 5,662 executive share options under the 1984 scheme at an option price of 294p per share on 31 March 2004 when the mid-market closing price of Exel shares was 704p. The vesting of these options were not subject to any performance criteria.

Ian Smith resigned as a Director on 13 August 2004 and his options lapsed immediately.

The last grant of options under the ESOS 1994 scheme was made in March 2002. For options granted under this scheme, the performance condition required to be satisfied was that the underlying EPS must have exceeded the increase in the RPI by 6% over a three year rolling period.

The performance conditions attached to the grant of options under ESOS 2001 are described in section 5.4(a) on pages 42 and 43, which has been audited.

The mid-market closing price of Exel shares at 31 December 2004 was 723p and the range of mid-market closing prices during 2004 was 682p to 789.5p.

Savings-related share options

The executive Directors held the following interests in savings-related share options at the year end:

	At 1 Jan 2004	Exercised	At 31 Dec[1] 2004	Exercise price (p)	Exercisable from	Expiry date	Total options at 31 Dec 2004
John Allan	1,653		1,653	586	1.12.2004	31.5.2005	1,653
John Coghlan	2,879		2,879	586	1.12.2006	31.5.2007	2,879
David Riddle	441	441	–	625.5	1.12.2003	31.5.2004	
	330	330	–	586	1.12.2004	31.5.2005	
	1,016		1,016	595	1.12.2005	31.5.2006	1,016
Ian Smith	2,061	–	–	819	1.12.2004	31.5.2005	–

Note:
1. Or on date of leaving.

David Riddle exercised 441 options on 13 April 2004 at an option price of 625.5p when the mid-market closing price of Exel shares was 748p and 330 options on 23 December 2004 at an option price of 586p when the mid-market closing price of Exel shares was 723.5p.

Ian Smith resigned as a Director on 13 August 2004 and his options lapsed immediately.

No savings-related share options under the Savings-Related Share Option Scheme 2002 were granted during the year.

In relation to the executive Directors, no savings-related share options lapsed during the year. Ian Smith resigned as a Director on 13 August 2004 and his savings-related share options were cancelled immediately.

Options under the Savings-Related Share Option Scheme are granted at a discount of 20% to the market price at the date of grant and the number of options granted is calculated according to the projected savings plus bonus at maturity.

The mid-market closing price of Exel shares at 31 December 2004 was 723p and the range of mid-market closing prices during 2004 was 682p to 789.5p.

Long Term Incentive Plan

The executive Directors held the following awards at the year end:

	At 1 Jan 2004	Awarded	Reinvested dividends	Lapsed	Shares released	At 31 Dec[1] 2004	Qualifying period ends
John Allan	107,902	–	3,816	–	–	111,718	10.3.07
		86,385	3,055	–	–	89,440	15.3.08
John Coghlan	62,621	–	2,215	–	–	64,836	10.3.07
		48,375	1,710	–	–	50,085	15.3.08
Bruce Edwards	56,815	–	2,009	–	–	58,824	10.3.07
		39,989	1,413	–	–	41,402	15.3.08
Mick Fountain	61,386	–	2,171	–	–	63,557	10.3.07
		40,999	1,449	–	–	42,448	15.3.08
David Riddle	39,113	–	1,383	–	–	40,496	10.3.07
		30,131	1,065	–	–	31,196	15.3.08
Ian Smith	54,914	–	1,248	56,162	–	–	10.3.07
		42,847	973	43,820	–	–	15.3.08

Note:
1. Or on date of leaving.

Ian Smith resigned as a Director on 13 August 2004 and his outstanding awards under the LTIP lapsed immediately.

Awards as set out in the table above were made to executive Directors on 15 March 2004 when the mid-market closing price of Exel shares was 711p.

The number of shares ultimately transferred to each Director depends on certain performance conditions being met. The only outstanding awards are those granted in 2003 and 2004 plus reinvested dividends.

The performance conditions that applied to these awards are described in section 5.4(b) on page 43, which has been audited.

Directors' interests in shares

The beneficial interests of the Directors in the shares of Exel plc at the year end were as follows:

	At 1 Jan[1] 2004	At 31 Dec 2004
Executive Directors		
John Allan	181,034	181,034
John Coghlan	110,810	110,810
Bruce Edwards	5,855	5,855
Mick Fountain	2,000	2,000
David Riddle	69,222	71,911
Non-executive Directors		
Jean-Claude Guez	3,800	4,625
John McDonough	–	825
Dennis Millard	–	825
Nigel Rich	25,357	31,264
Fritz Ternofsky	1,000	1,825
Sir William Wells	2,080	2,918

Note:
1. Or on date of appointment.

On 31 March 2004, David Riddle's shareholding increased by 5,662 shares following the exercise of executive share options at 294p granted under the ESOS 1984 scheme. The mid-market closing price of Exel shares on the date of exercise was 704p. On 31 March 2004, Mr Riddle sold 1,872 shares at 715.84p per share and transferred 3,790 shares to Mrs Hilary Riddle. Mrs Riddle immediately sold 1,872 shares at 715.84p per share and retained 1,918 shares.

David Riddle's shareholding increased by 441 shares on 13 April 2004 following the exercise of savings-related share options at an exercise price of 625.5p when the mid-market closing price of Exel shares was 748p. His shareholding increased following a further exercise of 330 savings-related share options on 23 December 2004 at an exercise price of 586p when the mid-market closing price of Exel shares was 723.5p.

In accordance with the policy to require the Chairman and non-executive Directors to purchase £6,000 worth of shares each year, Nigel Rich acquired 5,000 shares on 22 March 2004 at 717.5p per share. Jean-Claude Guez, John McDonough, Dennis Millard and Fritz Ternofsky also purchased shares during the year in accordance with this policy, each acquiring 421 shares on 23 March 2004 at 712.45p per share and a further 404 shares on 30 July 2004 at 740.87p per share. Sir William Wells also purchased shares in accordance with this policy and acquired 421 shares on 23 March 2004 at 712.45p per share and a further 417 shares on 29 March 2004 at 719p per share.

Nigel Rich participates in the Company's dividend reinvestment plan and, as a result, Nigel Rich used his dividend to purchase 543 shares in April 2004 at 739.1p per share and a further 364 shares in October 2004 at 687.26p per share.

Approved by the Board on 3 March 2005 and signed on its behalf



Sir William Wells
Chairman
Remuneration Committee

Corporate responsibility



Bristol Retail Consolidation Centre
In the UK, Exel opened a consolidation centre for freight entering Bristol – the first of its kind in the UK. The facility is designed to reduce congestion, noise and transport emissions by managing and consolidating routes into the city centre. In its initial stages the programme has generated a 72% reduction in vehicle movements for the 17 participating retailers, which will continue as more retailers become involved. Lush, the handmade cosmetics company, has participated in the scheme from the start and commented, "The consolidation centre has proved to be a 'win-win' scheme for all with efficient and prompt deliveries, high security attention and of course transport cost savings. The environmental impact is of major importance and the scheme helps reduce congestion in one of our busiest cities".

Contents

1. Introduction

2004 has been a year of significant progress for corporate responsibility (CR) at Exel. We have continued our work to enhance our environment, health and safety performance and published our second annual environment report. We have also focused on our Code of Ethics, employee programmes and community involvement, and we have communicated policies to external stakeholders and to our employees throughout the business.

CR presented new opportunities for Exel in 2004. Increasingly, we have been asked to communicate our approach to environmental and social impacts when bidding for new business. We have focused on initiatives to minimise impacts whilst bringing value to our customers, for example through reverse logistics.

During 2004, we continued our involvement with the World Economic Forum's Logistics & Transportation Corporate Citizenship Initiative (L&TCCI). We have undertaken stakeholder and customer consultations and developed key performance indicators for each of the L&TCCI's Principles of Corporate Citizenship.

The L&TCCI objective to deliver humanitarian assistance in times of need was brought into sharp focus in the immediate aftermath of the Asian tsunami. Following the disaster, Exel's team in Thailand deployed trucks to deliver emergency supplies to Phuket. In Dubai, we managed the transport and export clearance of crisis shipments for the United Nations World Food Programme to Colombo in Sri Lanka and Jakarta in Indonesia and supported the Red Cross and Red Crescent with logistics services.Our industrial sector worked with utilities customers to deliver water cleaning equipment to these areas and Banda Aceh in Indonesia. Exel provided core services on an ex gratia basis and the total contribution from Exel, The Exel Foundation and employee contributions and fund raising activities amounted to approximately £400,000.

During the year, Exel also worked with the Global Reporting Initiative (GRI) to develop a logistics and transportation sector supplement to the GRI Sustainability Reporting Guidelines, which will be completed in 2005. Working with our industry peers has helped us to identify further the social, environmental and economic issues relevant to the industry and establish indicators to measure progress.

To help develop our CR programme, we have established a core team of employees. They are led by senior management who are accountable for ensuring our CR objectives are achieved across the business. We evaluate the progress and success of policies and practices as part of our internal audit and risk management process. The Board reviews issues related to non-financial reporting throughout the year.

Global Reporting Initiative (GRI) Over the past year, Exel has worked with the GRI and other industry peers to develop a logistics and transportation sector supplement to the GRI's Sustainability Reporting Guidelines.

World Economic Forum Over the past year, Exel has continued to work with the World Economic Forum's Logistics & Transportation Corporate Citizenship Initiative (L&TCCI). We work with industry peers and organisations with specialist expertise to identify social, environmental and economic issues relevant to our industry and indicators to mark our progress against these issues.



Distinguished Partner in Progress Award from Singapore Economic Development Board Exel's Asia Pacific operations were recognised for their regional economic contribution and awarded the 2004 Distinguished Partner in Progress Award by the Singapore Economic Development Board. Exel is now the largest third party logistics organisation in the region, employing more than 10,000 people across 26 countries. In addition to expanded operations in the area, senior executives have participated in advisory boards of government agencies and educational institutes. Mr Teo Ming Kian, Chairman of the Singapore Economic Development Board, said, "Exel has expanded its local operations, helping to boost industry standards and contributing greatly to the nation's economic development".

2. Exel in business

At Exel, CR starts with the management of our own business, including our approach to corporate governance, care for our employees, their security, health and safety as well as that of the public and ensuring our principles for ethical practice are reflected across the business.

2.1 Economic development

The logistics and transportation sector helps to generate economic growth as it facilitates international trade, drives efficiency in global supply chains and creates employment opportunities. In all of Exel's operating countries, we pay close attention to our economic impact, in particular looking at employee development and industry and community initiatives.

2.2 Code of Ethics

Exel's core principles of trust, mutual respect and integrity are critical to our continued success. These principles are formalised in our Code of Ethics and communicated across the organisation, for example through our website and employee induction programmes. We are updating our Code of Ethics to ensure that it reflects new developments and to reflect the L&TCCI Principles of Corporate Citizenship and will further enhance and develop our established whistleblowing procedures.

2.3 Exel's people

We employ some 111,000 people throughout the world and maintain policies to ensure that employees at all levels are supported and that our operations are conducted in accordance with the Universal Declaration of Human Rights.

We are an equal opportunities employer and are committed to selecting, developing and retaining employees on the basis of ability for the work to be performed. We firmly believe that fair employment practices help us attract and retain the right people for our jobs and more generally help us to create an environment that encourages service quality and profitability.

Two-way communication is encouraged to ensure that the issues affecting employees are taken into account during the development and review of strategies and policies. Various channels are in place to support communication, including our global employee newsletter, Connect, which is available in ten different languages.

Exel places a strong emphasis on learning and development, making training opportunities available and encouraging the involvement of employees in the planning and direction of their work. We develop personal development plans with employees to identify strengths and opportunities.

We have established leadership development programmes, including Global Business Excellence for senior managers, the Leadership Challenge Programme in Europe, Middle East and Africa and the Young Leaders Programme in Asia Pacific. CR is integrated within these programmes with, for example, senior managers on the Global Business Excellence programme supporting community projects in South Africa.

Exel's online learning centre, Campus, is a way for employees to develop business and management skills. Employees access 'Knowledge Bytes' to expand their understanding of specific business issues and 'Basic Business Toolkits' to support ongoing professional development.

Exel seeks to be a progressive, inclusive organisation. We are working to ensure appropriate policies and practices are in place, including family-friendly policies and flexible working where appropriate.

2.4 Responsibility for health and safety

During 2004, we continued to review and improve our Group health and safety programme, targeting specifically those activities that carry greatest risk to employees and the public.

In 2004:

- Asia Pacific health and safety teams achieved OHSAS 18001 certifications for sites across China, Korea, The Philippines and Taiwan and we expect more sites to achieve the same certification in 2005 in Hong Kong, India, Indonesia, Vietnam and Singapore
- the Notification, Emergency Assistance and Reporting (NEAR) programme was fully implemented in the US and Canada and will be adapted for use across South America in 2005. This is a 24-hour hotline for reporting safety-related incidents
- health and safety training programmes were developed in the Americas, including safe working procedures, workplace monitoring and medical management



To view Exel's Code of Ethics go to
http://www.exel.com/exel/home/corporate/ethics/code of ethics/



Cory Environmental Liveable City Award
In the UK, Cory Environmental won the Corporation of London's Liveable City Award for its approach to sustainable waste management. Cory's unique use of the River Thames for the transport of residual waste avoids the use of over 100,000 lorry movements each year on London's already congested roads. Additional environmental gains include the capture of methane gas to generate electricity and the restoration of landfill sites with thousands of trees and hedgerows. Jonathon Porritt, Chairman of the Sustainable Development Commission, said, "The standard of entries from both the public and private sector was high. Cory Environmental Ltd should be congratulated for achieving so much in a tough environment, and in doing so, setting an excellent example for others to follow".

- in the UK, through the Trucks and Child Safety programme, Exel drivers trained 15,000 school children on the potential dangers of large vehicles.

Exel is in the process of collating health and safety data on a global basis and establishing key performance indicators and benchmarks, the details of which will be included in future reports.

2.5 Security commitment
With the increased emphasis on security and potential terrorism since 11 September 2001, Exel's global security plan helps to ensure that our operations meet high standards of physical and information security and risk management. During 2004, operational teams across Exel worked closely with national and local law enforcement and government agencies and independent groups to meet this need. Our progress was recognised during the year with certification to a number of industry standards, in particular the Customs-Trade Partnership Against Terrorism (C-TPAT) and Technology Asset Protection Association (TAPA).

3. Exel and the environment
Exel affects the environment through our own activities and those of our suppliers around the world. As part of our global safety, health and environment processes, environmental performance is managed and reported across all regions of operation.

Our most significant environmental impact is the emissions resulting from energy used in transporting our customers' goods, in particular greenhouse gases and their effect on climate change. This is a strong focus of our reporting and management programme, which also addresses energy use, water consumption, waste and recycling, congestion and local pollution.

Our environmental policy and annual environmental report set out the following objectives of our programme and our progress on addressing key impacts:

Energy
- to maximise efficiency and minimise emissions, measured against turnover

Waste and recycling
- to minimise waste and maximise re-use and recycling, including waste handled for customers

Environmental management
- to implement environmental management systems appropriate to our businesses and their impacts
- to extend and improve our data-gathering process

Suppliers
- to work with our suppliers to understand and progressively minimise the environmental impact of their products and services

Communication
- to communicate our environmental performance to all our stakeholders

Resources
- to minimise our use of natural resources and ozone depleting materials wherever possible.

Our environmental policy sets a minimum standard for our activities on a global basis. Over the past year our approach has been to work closely with our customers to connect our ideas with their own corporate responsibility aspirations. Similarly, by working with suppliers through our procurement teams we are able to minimise progressively the impacts of the products and services we purchase.

Exel's environmental management systems and processes are key to implementing our environmental policy and objectives. These assist us in the monitoring and management of our impact and are established in over 40% of the Group, measured as a proportion of turnover.

In 2004:
- the Americas contract logistics operations partnered with Summit Energy Services, Inc. of Louisville, Kentucky to review energy procurement and use across the region for more efficient resource management.
- Asia Pacific teams continued to implement 'Go Green Go Clean' programmes across the region. In Penang, distribution centres expanded their pallet repair and re-use programme, repairing 10,000 pallets in 2004, up from 990 in 2003
- across the organisation we continued to develop our reverse logistics capabilities, which has enabled us to offer recycling schemes to leading retail clients. Materials are returned from outlets to central distribution centres for onward recycling


To read Exel's environmental report go to
http://www.exel.com/exel/home/corporate/environment/

FTSE4Good Index Series This series measures the performance of companies against globally-recognised corporate responsibility standards. Exel has been a member since 2003.

Chartered Institute of Logistics & Transport Exel was awarded the Chartered Institute of Logistics & Transport Award for People Development in November 2004.

Investor in People In September 2004, Exel became the first logistics company to be awarded the new Investor in People Award for Work-Life Balance.


Terminal 3 Arrivals
exel

London Transport Sustainability Award
In May 2004, Exel was awarded the London Transport Sustainability Award which recognised the contribution that the BAA retail consolidation centre, run by Exel at London's Heathrow Airport, has made to the environmental sustainability of the airport's retail distribution activities over the past three years. By consolidating deliveries from multiple retailers and catering suppliers, the centre has reduced the number of retail vehicles in the airport by 75% and saved in excess of 60 tonnes of CO_2 in the past year. Chris Hudson, Exel's General Manager, Consolidation Centre, said, "By utilising our expertise and experience in consolidation we have successfully supported BAA Heathrow's commitment to sustainable development".

- Exel's Packaging Datastore business has developed a service to help European customers to meet environmental compliance requirements and provide support on how to meet the needs of the Waste Electrical and Electronic Equipment (WEEE) Directive due to be introduced in 2005.

4. Exel in the community
Exel communicates extensively across the communities in which we operate. This is a responsibility we take seriously and it is an opportunity to be a positive force for local good.

As part of Exel's community affairs work, The Exel Foundation supports projects through its regional committees. For its 2004/5 Charity Challenge, the Foundation is supporting NCH, the children's charity based in the UK, and is ahead of its target to raise £200,000. Employees, pensioners and shareholders have applied for matched funding for their own charities, schools or community projects. Other direct grants are made to support employees, pensioners and shareholders who have invested their time in community projects through the Community Partnership Programme. Other initiatives include the Exel Partnering Education programme, in which employees become involved in local school projects and the Trucks and Child Safety programme.

In 2004:
- Exel received special recognition from HRH the Princess Royal, Patron of Transaid, the charity of the UK transport and logistics industry, recognising our work in Ghana, where two trainers travelled to the region to teach drivers and conduct Trucks and Child Safety demonstrations
- also in the UK, Exel received an award from the Variety Club Children's Charity for outstanding corporate support
- in the Americas, the Foundation team worked closely with a home for orphans in Mexico – Casa Hogar Estancia de Maria – constructing a library using furniture from a distribution centre operation. Exel account managers and their teams delivered food and supplies to the home every two weeks and organised events for the children.

We aim wherever possible to use our core competencies to help tackle issues where we can make a positive difference. In 2004, we continued to act as worldwide logistics partner for the Digital Partnership, an initiative of the Prince of Wales International Business Leaders Forum, which aims to promote affordable access to computers and the internet in disadvantaged schools and community centres around the world. We provide transport and storage support to move computers from companies across the world where they are needed.

Exel gave £800,000 to charitable projects in 2004.

5. Exel's stakeholders
We encourage an active exchange of ideas with key stakeholder groups, and in 2004 undertook stakeholder consultations with the L&TCCI. We assessed opinions on CR issues for our sector held by academic institutes, financial organisations, government agencies, trade unions, industry associations, international and non-governmental organisations. A further customer consultation was conducted with 75 companies across a range of sectors. The consultations showed key areas of interest and concern for our stakeholders, and we will continue to respond to these in 2005 through our corporate responsibility programme.

We report on corporate responsibility in accordance with the guidelines on social responsibility published by the Association of British Insurers.

Exel is a member of the FTSE4Good index.


To learn more about corporate responsibility go to
http://www.exel.com/exel/home/corporate/

Corporate governance summary

The recently revised Combined Code on Corporate Governance (the Code) is appended to the Listing Rules, which are the rules which apply to public companies listed on the London Stock Exchange. The Code applies to financial years commencing on or after 1 November 2003 and so Exel is formally reporting on compliance with the Code for the first time in respect of the 2004 financial year.

The Code comprises a set of main principles which cover the general themes of the Board, Directors' remuneration, financial reporting, internal control and communication with shareholders. Each main principle is further expanded by a set of supporting principles as well as detailed provisions.

Listed companies are required to include a statement in their Annual Report to say how the main and supporting principles have been applied and whether or not the Company has complied with the Code's provisions during the year. Where the Company is not compliant, the Code requires the Company to explain why this is so. The corporate governance report on pages 33 to 37 and the Director's remuneration report on pages 38 to 49 contain a detailed explanation of how Exel applies the main and supporting principles of the Code.

For ease of reference, a summary of Exel's compliance with the Code's provisions is included here with cross references to the relevant pages of the corporate governance, Directors' remuneration reports, other sections of the Annual Report and the Notice of Meeting in respect of the 2005 AGM. Where Exel does not comply with a provision, an explanation for this has been given in the relevant section of the Annual Report.

	Combined Code provision	Comment	Page
The Board meets eight times a year which is sufficiently regular to discharge its duties effectively. There is a formal schedule of matters specifically reserved for its decision. The corporate governance report includes a statement of how the Board operates and which issues are delegated to management.	A.1.1	Compliant	33
The 2004 Annual Report identifies the Chairman, the Chief Executive and the Chairmen and members of the Audit, Remuneration and Nomination Committees. The number of meetings of the Board and the Committees and individual attendance by Directors is provided.	A.1.2	Compliant	30-31 34
In 2004, the Chairman met the non-executive Directors without the executive Directors present and the non-executive Directors met without the Chairman and executive Directors present at least once.	A.1.3	Compliant	33
Where Directors have concerns about the running of the Company or a proposed action which cannot be resolved, they ensure that their concerns are recorded in the Board minutes.	A.1.4	Compliant	
The Company arranges comprehensive Directors' and Officers' liability insurance cover.	A.1.5	Compliant	33
The roles of Chairman and Chief Executive are not exercised by the same individual. The division of responsibilities between the Chairman and Chief Executive is clearly established and understood by the Board. This will be set out in writing in 2005.	A.2.1	Explanation	34
On appointment, the Chairman met the independence criteria set out in A.3.1 of the Code.	A.2.2	Compliant	
The Board considers all of its non-executive Directors to be independent.	A.3.1	Compliant	34
The Board comprises the Chairman, six executive Directors and five non-executive Directors. Although less than half of the Board are independent non-executive Directors, the Board considers that ensuring individual Directors participate fully and independently in decision-making is more important to achieve a balance of power than the precise split of executive and non-executive Directors.	A.3.2	Explanation	33
The Board has appointed Sir William Wells as Senior Independent Director. Sir William is available to shareholders if they have concerns which have not been resolved through the normal channels of communication or for which such contact is inappropriate.	A.3.3	Compliant	34
The Nomination Committee, comprising the Chairman, Senior Independent Director and Chief Executive, meet as necessary and at least once a year. Although a majority of members of the Nomination Committee are not independent non-executive Directors, the Board considers this is the most appropriate composition for a committee which leads the process for appointments to the Board. The Chairman of the Company chairs the Nomination Committee. The Nomination Committee's terms of reference are available on the website or from the Company Secretary.	A.4.1	Explanation	35
The Nomination Committee's principal functions are to review the structure, size and composition of the Board, the membership of Board Committees and succession planning.	A.4.2	Compliant	35
The Chairman is not Chairman of another FTSE 100 company. The Chairman discloses to the Board any changes to his other significant commitments as they arise.	A.4.3	Compliant	30
The Chairman and non-executive Directors each have a letter of appointment containing a reciprocal rolling one month notice clause. The letters of appointment of the Chairman and the non-executive Directors will be available for inspection at the 2005 AGM. The letters of appointment of the non-executive Directors state that they should exercise such powers and perform such duties as are appropriate to the role. The non-executive Directors undertake that they will have sufficient time to meet what is expected of them. Whilst an informal process is in operation, a formal process for the disclosure of non-executive Directors' other significant commitments, and any changes to these, will be introduced during 2005.	A.4.4 A.4.4 A.4.4	Compliant Compliant Partly compliant/ explanation	45 45
The Board's policy is that executive Directors may not take on more than one non-executive directorship or chairmanship of a FTSE 100 company, with the exception of John Allan who is permitted two external non-executive directorship appointments.	A.4.5	Partly compliant/ explanation	45

	Combined Code provision	Comment	Page
The work of the Nomination Committee and the process used in relation to Board appointments in 2004 and in 2005 to date is described in the corporate governance report.	A.4.6	Compliant	35
The process for inducting new Directors to the Board is described in the corporate governance report using the example of the most recent appointments.	A.5.1	Explanation	34
A procedure is in place so that Directors are able, if required, to seek independent professional advice at the Company's expense in connection with their duties. As part of the 2004 Board appraisal process, the Committee Chairmen confirmed that they had access to sufficient resources to carry out their duties.	A.5.2	Compliant	34
All Directors have direct access to the advice and services of the Company Secretary. The Company Secretary has responsibility for ensuring that Board procedures are followed. The appointment and removal of the Company Secretary is a matter reserved for the Board as a whole.	A.5.3	Compliant	34
The corporate governance report contains a description of how performance evaluation of the Board, its Committees and the individual Directors was conducted in 2004. The non-executive Directors, led by the Senior Independent Director, reviewed the performance of the Chairman.	A.6.1	Compliant	34
All Directors are subject to election by shareholders at the first opportunity after their appointment and a minimum of one third of Directors must retire at each AGM. The Notice of Meeting for the 2005 AGM contains sufficient biographical details to enable shareholders to take an informed decision in relation to those Directors seeking election or re-election.	A.7.1	Compliant	34 Notice of Meeting
Although non-executive Directors are not appointed for specified terms, they are subject to re-election and to Companies Act provisions relating to the removal of a Director. The Notice of Meeting for the 2005 AGM sets out why the Board believe Jean-Claude Guez, a non-executive Director retiring by rotation, should be re-elected. When proposing re-election to shareholders, the Chairman will confirm that Jean-Claude Guez's performance continues to be effective. None of the non-executive Directors have served on the Board for more than six years.	A.7.2	Compliant	45 Notice of Meeting
Performance-related elements of the remuneration of executive Directors form at least half of the total remuneration and are designed to align their interests with those of shareholders and to give the Directors keen incentives to perform at the highest levels.	B.1.1	Compliant	41
The Remuneration Committee has followed the provisions of Schedule A to the Code in designing the new share plans to be put to shareholders for approval at the 2005 AGM.			39
The Company does not offer executive share options at a discount.	B.1.2	Compliant	42
The Board sets levels of remuneration for non-executive Directors which reflect the time commitment and responsibilities of the role. Non-executive Directors are not awarded share options.	B.1.3	Compliant	45
The Directors' remuneration report includes details of the fees retained by executive Directors who are released to serve as a non-executive director elsewhere.	B.1.4	Compliant	45
The Remuneration Committee has carefully considered what compensation commitments (including pension contributions and all other elements) the Directors' terms of appointment would entail in the event of early termination and this is explained in the Directors' Remuneration Report. John Pattullo's service contract reflects his obligation to mitigate loss in the event of the termination of his employment.	B.1.5	Partly compliant/ explanation	44
Notice or contract periods for all Directors are set at one year, except as regards John Pattullo.	B.1.6	Explanation	44
The Remuneration Committee comprises three independent non-executive Directors. A description of the role of the Remuneration Committee and the authority delegated to it by the Board is included in the Directors' remuneration report. The Remuneration Committee's terms of reference are available on the website or from the Company Secretary.	B.2.1		39
The Directors' remuneration report includes a statement on whether the remuneration consultants appointed by the Remuneration Committee have any other connection with the Company.	B.2.1	Compliant	39
The Board has delegated responsibility to the Remuneration Committee for setting remuneration for all executive Directors and the Chairman. The Committee also recommends and monitors the level and structure of remuneration for senior management.	B.2.2	Compliant	39
The non-executive Directors' fees, excluding those of the Chairman, are determined by the Board without the non-executive Directors present.	B.2.3	Compliant	45
Shareholders are invited specifically to approve all new long-term incentive schemes and significant changes to existing schemes.	B.2.4	Compliant	Notice of Meeting
The Directors explain their responsibility for preparing the accounts and there is a statement by the auditors on their reporting responsibilities.	C.1.1	Compliant	56-57
The Directors report that the business is a going concern.	C.1.2	Compliant	32
The Board conducted a review of the effectiveness of the Group's systems of internal controls in 2004. The review covered all material controls, including financial, operational and compliance controls and risk management systems.	C.2.1	Compliant	36

Corporate governance summary

	Combined Code provision	Comment	Page
The Audit Committee, comprising three independent non-executive Directors, meets at least three times a year and met on three occasions during 2004. Dennis Millard, Chairman of the Audit Committee, is Group Finance Director for Cookson Group plc and therefore has recent and relevant financial experience.	C.3.1	Compliant	35
The main role and responsibilities of the Audit Committee are set out in its terms of reference and these include all the requirements set out in the Code.	C.3.2	Compliant	35
The terms of reference of the Audit Committee have recently been reviewed and are available on the Company's website. The responsibilities of the Audit Committee are described in the corporate governance report.	C.3.3	Compliant	35
The Audit Committee has reviewed arrangements by which staff of the Company may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. Arrangements are in place for the proportionate and independent investigation of such matters and for appropriate follow-up action.	C.3.4	Compliant	36
The Audit Committee monitors and reviews the effectiveness of internal audit activities.	C.3.5	Compliant	36
The Audit Committee has primary responsibility for making recommendations on the appointment, reappointment and removal of the external auditors.	C.3.6	Compliant	35
A statement on how auditor objectivity and independence is safeguarded is included in the corporate governance report.	C.3.7	Compliant	35
If applicable, the Chairman would ensure that the views of major shareholders were communicated to the Board as a whole. Non-executive Directors are offered the opportunity to meet major shareholders and the Senior Independent Director has attended meetings with a range of major shareholders to listen to their views in order to develop a balanced understanding of the issues and concerns of major shareholders.	D.1.1	Compliant	37
The corporate governance report sets out the steps taken by the Board to ensure that Directors develop an understanding of the views of major shareholders about the Company.	D.1.2	Compliant	37
At the 2005 AGM, the Company will count all proxy votes and, unless a poll is called, will provide the level of proxies lodged on each resolution and the balance for and against the resolution and the number of abstentions, after each resolution has been dealt with on a show of hands. The Company uses its Registrars, who have a proven and established procedure, to ensure that votes cast are properly received and recorded.	D.2.1	Compliant	37
A separate resolution will be proposed at the 2005 AGM on each substantially separate issue and there will be a resolution to receive the Annual Report and Accounts for 2004.	D.2.2	Compliant	Notice of Meeting
The Chairmen of the Audit, Remuneration and Nomination Committees will be available to answer questions at the 2005 AGM and all Directors will attend.	D.2.3	Compliant	37
The Notice of Meeting for the 2005 AGM was sent to shareholders at least 20 working days before the meeting.	D.2.4	Compliant	37

Directors' responsibilities

The following statement, which should be read in conjunction with the Auditors' report, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the Auditors in relation to the financial statements.

The Directors are required by the Companies Act 1985 to prepare a) financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of the profit of the Group for the financial year and b) a Directors' remuneration report.

The Directors consider that, in preparing the financial statements on pages 58 to 94, the Group has used appropriate accounting policies, which have been consistently applied and supported by reasonable and prudent judgements and estimates, and that applicable accounting standards have been followed.

The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The Directors have general responsibility for taking such steps as are reasonably open to them both to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The Directors, having prepared the financial statements and the Directors' remuneration report, have requested the Auditors to take whatever steps and undertake whatever inspections they consider to be appropriate for the purpose of enabling them to give their audit report.

Independent Auditors' report to the members of Exel plc

We have audited the Group's financial statements for the year ended 31 December 2004, which comprise the group profit and loss account, group statement of total recognised gains and losses, movements in shareholders' funds, group cash flow statement, reconciliation of operating profit to operating cash flow, reconciliation of net cash flow to movement in net debt, group balance sheet, parent company balance sheet, accounting policies and the related notes 1 to 30. These financial statements have been prepared on the basis of the accounting policies set out therein. We have also audited the information in the Directors' remuneration report that is described on page 38 as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors
The Directors are responsible for preparing the Annual Report, including the financial statements which are required to be prepared in accordance with applicable United Kingdom law and accounting standards as set out in the statement of Directors' responsibilities in relation to the financial statements.

Our responsibility is to audit the financial statements and the part of the Directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises Exel explained, Performance, Governance (including the unaudited part of the Directors' remuneration report) and Group five year record. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' remuneration report to be audited.

Opinion
In our opinion:
- the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and of the profit of the Group for the year then ended; and
- the financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.



Ernst & Young LLP
Registered Auditor
London
3 March 2005

Group profit and loss account

For the year ended 31 December 2004	Note	2004 Before exceptional items £m	2004 Exceptional items £m	2004 Total £m	2003 £m
Turnover					
Continuing operations		**5,541.9**	**–**	**5,541.9**	5,068.2
Acquisitions		**801.8**	**–**	**801.8**	–
Group and share of joint ventures' turnover	1	**6,343.7**	**–**	**6,343.7**	5,068.2
Less: share of joint ventures' turnover		**(104.1)**	**–**	**(104.1)**	(81.7)
Group turnover		**6,239.6**	**–**	**6,239.6**	4,986.5
Operating profit					
Continuing operations		**125.1**	**(101.6)**	**23.5**	121.0
Acquisitions		**8.9**	**(30.7)**	**(21.8)**	–
Group operating profit		**134.0**	**(132.3)**	**1.7**	121.0
Share of operating profit in joint ventures, continuing operations		**3.2**	**–**	**3.2**	4.0
Share of operating profit in associated undertakings, continuing operations		**1.2**	**–**	**1.2**	0.1
Continuing operations before goodwill written off		**181.2**	**–**	**181.2**	154.4
Goodwill amortisation		**(42.8)**	**–**	**(42.8)**	(29.3)
Exceptional operating costs	4	**–**	**(132.3)**	**(132.3)**	–
Total operating profit	1	**138.4**	**(132.3)**	**6.1**	125.1
Loss on termination and disposals of discontinued operations	4	**–**	**(5.2)**	**(5.2)**	(11.8)
Loss on termination of businesses in continuing operations	4	**–**	**–**	**–**	(2.0)
Profit on disposals of fixed assets in continuing operations	4	**–**	**73.2**	**73.2**	7.6
Profit on ordinary activities before finance income		**138.4**	**(64.3)**	**74.1**	118.9
Income from other fixed asset investments					
On ordinary activities	5	**0.1**	**–**	**0.1**	2.4
Exceptional income	5	**–**	**–**	**–**	6.3
Net interest	5	**(11.1)**	**(2.9)**	**(14.0)**	(8.4)
Net return on pension schemes	5	**34.7**	**–**	**34.7**	29.8
Underlying profit before tax[1]		**170.2**	**–**	**170.2**	148.4
Goodwill amortisation		**(42.8)**	**–**	**(42.8)**	(29.3)
Exceptional items		**–**	**(67.2)**	**(67.2)**	0.1
Net return on pension schemes		**34.7**	**–**	**34.7**	29.8
Profit on ordinary activities before taxation		**162.1**	**(67.2)**	**94.9**	149.0
Tax on profit on ordinary activities	6	**(58.1)**	**33.3**	**(24.8)**	(45.9)
Profit on ordinary activities after taxation		**104.0**	**(33.9)**	**70.1**	103.1
Equity minority interests		**(3.6)**	**(0.3)**	**(3.9)**	(6.2)
Profit for the financial year		**100.4**	**(34.2)**	**66.2**	96.9
Dividends	7	**(86.2)**	**–**	**(86.2)**	(72.9)
Transferred (from)/to reserves		**14.2**	**(34.2)**	**(20.0)**	24.0

	Note	2004 pence	2003 pence
Basic earnings per share			
On profit for the financial year	8	**22.4**	32.8
On underlying profit[1] for the year	8	**40.3**	34.1
Diluted earnings per share			
On profit for the financial year	8	**22.3**	32.7
On underlying profit[1] for the year	8	**40.1**	33.9

1. Underlying profit is reported before goodwill amortisation, exceptional items, net return on pension schemes and related tax where applicable.

Group statement of total recognised gains and losses

For the year ended 31 December 2004	2004 £m	2003 £m
Profit for the financial year		
Group	**63.9**	91.9
Share of joint ventures	**2.3**	5.0
	66.2	96.9
Actuarial gain recognised on the pension schemes	**6.2**	27.8
Deferred tax relating to actuarial gain on the pension schemes		
UK	**(2.4)**	(8.5)
Foreign	**0.7**	0.4
Exchange differences		
Translation of overseas net investments	**(22.1)**	(40.7)
Foreign currency hedges	**27.4**	30.3
Tax on exchange differences		
UK	**(0.1)**	0.7
Foreign	**(0.3)**	(0.3)
Total recognised gains and losses relating to the year	**75.6**	106.6

Movements in shareholders' funds

For the year ended 31 December 2004	2004 £m	2003 £m
Profit for the financial year	**66.2**	96.9
Dividends	**(86.2)**	(72.9)
	(20.0)	24.0
Shares allotted	**0.3**	1.5
Movement in own shares	**(0.5)**	(3.0)
Executive share option schemes add-back	**3.6**	0.2
Loss on disposal of own shares	**(0.2)**	–
Actuarial gain recognised on the pension schemes	**6.2**	27.8
Deferred tax relating to actuarial gain on the pension schemes	**(1.7)**	(8.1)
Exchange differences	**5.3**	(10.4)
Tax on exchange differences	**(0.4)**	0.4
Movements in shareholders' funds	**(7.4)**	32.4
At 1 January	**702.0**	669.6
Shareholders' funds at 31 December	**694.6**	702.0

Group cash flow statement

For the year ended 31 December 2004	Note	2004 £m	2004 £m	2003 £m	2003 £m
Net cash inflow from operating activities			**362.3**		302.8
Dividends received from joint ventures and associates			**0.9**		2.9
Net cash outflow for returns on investments and servicing of finance	28		**(17.4)**		(5.3)
Taxation	28		**(57.1)**		(50.1)
Capital expenditure and financial investment					
Purchase of tangible fixed assets		**(136.2)**		(109.7)	
Purchase of investments		**(19.2)**		(6.9)	
Sale of tangible fixed assets		**38.6**		33.3	
Sale of investments		**104.5**		26.0	
Net cash outflow for capital expenditure and financial investment			**(12.3)**		(57.3)
Free cash flow			**276.4**		193.0
Net cash outflow for acquisitions and disposals					
Purchase of businesses	28		**(382.2)**		(110.5)
Equity dividends paid			**(74.7)**		(68.4)
Net cash (outflow)/inflow before the use of liquid resources and financing			**(180.5)**		14.1
Net cash (outflow)/inflow from management of liquid resources					
Current asset investments			**(1.8)**		7.9
Net cash inflow/(outflow) from financing	28		**245.7**		(77.4)
Increase/(decrease) in cash			**63.4**		(55.4)

Reconciliation of operating profit to operating cash flow

For the year ended 31 December 2004	Note	2004 £m	2003 £m
Group operating profit		**1.7**	121.0
Depreciation		**119.6**	103.7
Goodwill amortisation and impairment		**144.4**	29.3
Exceptional operating costs		**30.7**	–
Loss on sale of tangible fixed assets		**1.2**	1.7
Pension service costs, non-cash		**37.3**	42.1
Executive share option schemes charge, non-cash		**3.6**	0.2
Movements in provisions	28	**12.3**	8.2
Movements in working capital	28	**33.7**	(3.4)
		384.5	302.8
Costs of reorganisation in continuing operations		**(22.2)**	–
Net cash inflow from operating activities		**362.3**	302.8

Reconciliation of net cash flow to movement in net debt

For the year ended 31 December 2004	2004 £m	2003 £m
Increase/(decrease) in cash	**63.4**	(55.4)
Cash (inflow)/outflow from change in debt	**(203.9)**	78.5
Cash outflow/(inflow) from change in liquid resources	**1.8**	(7.9)
Change in net funds resulting from cash flows	**(138.7)**	15.2
Loans and finance leases acquired with subsidiaries	**(123.5)**	(24.4)
New finance leases	**(2.2)**	(0.2)
Other non-cash movements	**(0.2)**	(0.2)
Exchange differences	**9.8**	11.0
Movement in net debt	**(254.8)**	1.4
Net debt at 1 January	**(152.3)**	(153.7)
Net debt at 31 December	**(407.1)**	(152.3)

At 31 December 2004	2004 £m	2003 £m
Analysis of net debt		
Cash at bank and in hand	**163.3**	92.0
Overdrafts	**(27.2)**	(18.7)
Loans	**(529.6)**	(219.6)
Finance leases	**(27.6)**	(18.3)
Current asset investments	**14.0**	12.3
	(407.1)	(152.3)

Group balance sheet

At 31 December 2004	Note	2004 £m	2004 £m	2003 £m	2003 £m
Fixed assets					
Intangible assets – goodwill	9		**804.3**		483.9
Tangible assets	10		**702.8**		547.4
Investments					
Investment in joint ventures					
Share of gross assets		**16.7**		19.6	
Share of gross liabilities		**(12.0)**		(15.7)	
	11	**4.7**		3.9	
Other investments	12	**15.4**		20.9	
			20.1		24.8
			1,527.2		1,056.1
Current assets					
Stocks			**12.2**		10.9
Debtors					
Amounts falling due within one year	13	**1,365.2**		1,003.5	
Amounts falling due after more than one year	14	**71.8**		31.1	
			1,437.0		1,034.6
Current asset investments			**14.0**		12.3
Cash at bank and in hand			**163.3**		92.0
			1,626.5		1,149.8
Creditors: amounts falling due within one year	15		**(1,630.7)**		(1,197.3)
Net current liabilities			**(4.2)**		(47.5)
Total assets less current liabilities			**1,523.0**		1,008.6
Creditors: amounts falling due after more than one year	16		**(570.7)**		(207.8)
Provisions for liabilities and charges	19		**(201.2)**		(135.2)
			751.1		665.6
Net pension (liabilities)/assets	21		**(35.9)**		53.7
			715.2		719.3
Capital and reserves					
Called up share capital	22		**82.8**		82.8
Share premium account	23		**54.3**		54.0
Other reserves					
Merger reserve	23	**50.7**		50.7	
Capital redemption reserve	23	**103.5**		103.5	
			154.2		154.2
Profit and loss account	23		**425.7**		432.9
			717.0		723.9
Own shares	24		**(22.4)**		(21.9)
Equity shareholders' funds			**694.6**		702.0
Equity minority interests			**20.6**		17.3
			715.2		719.3

Approved by the Board on 3 March 2005 and signed on its behalf



J M Allan
Chief Executive



J B Coghlan
Deputy Chief Executive and Group Finance Director

Parent company balance sheet

At 31 December 2004	Note	**2004 £m**	2003 £m
Fixed assets			
Investments			
Subsidiary undertakings	12	**909.6**	573.7
Current assets			
Debtors			
Amounts falling due within one year	13	**179.1**	85.1
Amounts falling due after more than one year	14	**813.5**	671.8
		992.6	756.9
Cash at bank and in hand		**46.8**	2.1
		1,039.4	759.0
Creditors: amounts falling due within one year	15	**(341.0)**	(324.3)
Net current assets		**698.4**	434.7
Total assets less current liabilities		**1,608.0**	1,008.4
Creditors: amounts falling due after more than one year	16	**(1,074.4)**	(493.7)
Provisions for liabilities and charges	19	**(3.0)**	(4.4)
		530.6	510.3
Capital and reserves			
Called up share capital	22	**82.8**	82.8
Share premium account	23	**54.3**	54.0
Capital redemption reserve	23	**103.5**	103.5
Profit and loss account	23	**312.4**	291.9
		553.0	532.2
Own shares	24	**(22.4)**	(21.9)
Equity shareholders' funds		**530.6**	510.3

Approved by the Board on 3 March 2005 and signed on its behalf



J M Allan
Chief Executive



J B Coghlan
Deputy Chief Executive and Group Finance Director

A summary of the more important accounting policies adopted by the Group is set out below. The policies are consistent with the previous year.

Basis of accounting

The financial statements are prepared under the going concern concept and the historical cost convention and are in accordance with applicable UK accounting standards.

Basis of consolidation

The group financial statements consolidate the results and financial position of the Company and its subsidiary undertakings and include, using the equity method of accounting, the Group's share of associated and joint venture undertakings, the financial statements for all of which are made up to 31 December. Their results are included for the period during which they are members of the Group.

Revenue recognition

Turnover is recognised based on the fair value of the right to consideration for the sale of services and goods to third parties. For the sale of services, turnover is determined by the percentage of the total service chargeable to customers completed by the balance sheet date. Turnover excludes value added tax and equivalent taxes, duty and other disbursements made on behalf of customers and inter-company transactions.

Logistics contracts

Under certain logistics contracts the Group purchases goods from third parties as agent for its customers and sells them to those customers at cost. The Group receives income for handling and storing the goods but as the sale and purchase of the goods have no impact on operating profit they are excluded from turnover and operating charges. Stocks, debtors and creditors relating to such transactions are included in the group balance sheet.

Employee share schemes

Executive share options granted at the market price of the Company's shares at the date of the grant do not attract a compensation expense. For those awards that are granted at a discount to the market price at the date of the grant, the discount is charged to the profit and loss account based on an assessment of the probability of the performance conditions being met. The charge is allocated on a straight line basis over the performance period of the relevant scheme.

The Group has taken advantage of the exemption in UITF 17 from applying that Abstract to Inland Revenue approved SAYE schemes or equivalent overseas schemes.

Retirement benefits

The Group maintains UK and overseas defined benefit pension schemes for the funding of retirement benefits for scheme members during their working lives in order to pay benefits to them after retirement and to their dependants after their death.

For defined benefit schemes the amounts charged to operating profit are the current service costs and any gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are charged to operating profit immediately to the extent that the benefits have vested. If the benefits have not vested immediately, the costs are recognised by equal annual instalments over the period until vesting occurs. The interest cost and the expected return on assets are included as other finance income. Actuarial gains and losses net of deferred tax are recognised immediately in the statement of total recognised gains and losses.

Defined benefit schemes are funded in separate trustee administered funds, with the assets of the schemes held separately from those of the Group. Pension scheme assets are measured at fair value, and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the scheme liabilities. Full actuarial valuations are obtained at least triennially and are updated at each balance sheet date. The resulting defined benefit asset or liability, net of the related deferred tax, is presented separately after other net assets on the face of the balance sheet.

For defined contribution schemes the amount charged to the profit and loss account in respect of pension cost is the contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

The Group does not maintain any other post-retirement benefits.

Goodwill

Purchased goodwill is capitalised and amortised by equal annual instalments through the profit and loss account over its estimated life of up to 20 years. The carrying value of goodwill is reviewed for impairment at the end of the first full year after an acquisition and at other times if circumstances indicate that it may not be recoverable. The Group's policy up to 1 January 1998 was to eliminate goodwill arising on acquisitions against reserves. Under the provisions of FRS 10 such goodwill will remain written off to reserves until disposal or termination of the previously acquired business, when the profit or loss on the disposal or termination will be calculated after charging the gross amount of any such goodwill.

Tangible fixed assets and depreciation

Fixed assets are stated at cost less depreciation and provision for impairment. Cost includes interest on the funding of major assets until the construction of the asset is complete. The Group's minimum unavoidable cost in relation to landfill site restoration is capitalised as a fixed asset.

Depreciation of tangible fixed assets (excluding freehold and long leasehold land and assets in course of construction, which are not depreciated) is charged evenly over their estimated useful lives as follows:

Freehold and long leasehold buildings	– 35 to 50 years.
Short leasehold land and buildings	– over the life of the lease.
Landfill sites	– over the operational life of the site.
Plant and equipment	– 2 to 20 years.

Assets that are not expected to be held for the whole of their useful lives are written down to estimated residual values at disposal.

Disposals of land and buildings are taken into account when a binding contract to sell has been entered into prior to the balance sheet date, provided that the disposal has been completed before the financial statements are approved.

The carrying values of tangible fixed assets are reviewed for impairment if circumstances indicate that they may not be recoverable.

Leased assets
Assets held under finance leases are capitalised at fair value and treated as tangible fixed assets. Depreciation is charged over the shorter of the lease period or the useful life of the asset. The deemed capital element of future rentals is included in borrowings. Deemed interest, calculated on the reducing balance method, is charged as interest payable over the period of the lease. Operating lease rentals are charged against operating profit as incurred.

Investments
The Group's investment in associated undertakings and joint ventures is its interest in their net assets plus goodwill and loans. Other investments are stated at cost less provision for impairment.

Investment in own shares
Investments in own shares, held through various trusts, are shown as a deduction from shareholders' equity at cost in accordance with UITF 38.

Stocks
Stocks, principally raw materials and consumables, are stated at the lower of cost and net realisable value. Cost includes, where appropriate, relevant overheads.

Uninsured losses
The Group maintains insurance policies with significant excesses, below which claims are borne by the Group. Full provision is made for the estimated costs of claims or losses arising from past events falling outside the limits of these policies, based on advice from the Group's external insurance advisers.

Onerous lease contracts
Provision is made for onerous lease contracts (including property leases surplus to requirements) where the obligations under the contracts exceed the economic benefits expected to be received under them.

Deferred taxation
Deferred taxation is provided in full on all timing differences which have originated but not reversed at the balance sheet date where an event has occurred that results in an obligation to pay more tax, or a right to pay less tax, in the future, except that:

a) no provision is made in respect of the unremitted earnings of overseas subsidiary and associated undertakings and joint ventures unless dividends have been accrued as receivable; and

b) no provision is made where fixed assets are sold and it is more likely than not that the resulting taxable gain will be rolled over, being charged to tax only if and when the replacement assets are sold.

Deferred tax is provided at the rates expected to apply in the accounting periods in which the underlying timing differences are expected to reverse. Deferred tax balances are not discounted.

Foreign currency translation
All transactions denominated in foreign currencies are translated at the rate of exchange on the day the transaction occurs or at the contracted rate if the transaction is covered by forward foreign currency contracts. Assets and liabilities denominated in foreign currencies are translated at the exchange rate ruling on the balance sheet date or if appropriate at a forward foreign currency contract rate. Exchange differences arising on foreign currency transactions are included in the profit and loss account.

The results and cash flows of overseas subsidiary and associated undertakings and joint ventures are translated at average rates of exchange for the year. The assets and liabilities of subsidiary undertakings and the investments in associated undertakings and joint ventures are translated at rates ruling on the balance sheet date. Exchange differences arising on translation of the net investment in overseas subsidiary and associated undertakings and joint ventures are dealt with through reserves, together with exchange differences on the translation of foreign currency borrowings and forward foreign currency contracts used to hedge such investments.

Derivatives and other financial instruments
The Group uses instruments to hedge the risks associated with interest rates, foreign currency cash flows, and overseas net assets. Financial instruments, principally forward foreign currency contracts, are stated at fair value at the balance sheet date. Gains or losses on hedges are recognised in the period to which they relate.

Currency derivatives taken out to hedge cash flows are matched to the cash flows and are included in the profit and loss account.

Gains and losses on financial instruments used to hedge overseas net assets, together with the related tax where applicable, are taken to reserves and included in the statement of total recognised gains and losses. The interest element of forward foreign currency contracts is included in net interest.

Interest rate hedges (primarily interest rate swaps and forward rate agreements) are related to a financial asset or liability and change the character of the interest rate by converting a variable rate to a fixed rate or vice versa. Interest rate swaps are not revalued to fair value or shown on the group balance sheet at the year end, except for FRS 13 disclosures (note 18). The results of interest rate hedges are released to the profit and loss account over the life of the hedging instrument. If they are terminated early, the gain or loss is taken to the profit and loss account.

1 Segmental information

Analysis of change in turnover	2003 £m	Exchange £m	New acquisitions 2004 £m	Increment on 2003 acquisitions £m	Organic change £m	Organic change %	2004 £m
Europe, Middle East and Africa							
Contract logistics							
UK and Ireland	1,376.9	(0.4)	297.4	35.0	85.0	6.2%	**1,793.9**
Mainland Europe, Middle East and Africa	411.8	(4.5)	188.2	76.5	8.9	2.2%	**680.9**
	1,788.7	(4.9)	485.6	111.5	93.9	5.3%	**2,474.8**
Freight management							
UK and Ireland	219.7	(0.3)	–	–	26.7	12.2%	**246.1**
Mainland Europe, Middle East and Africa	567.6	(7.6)	–	0.9	77.7	13.9%	**638.6**
	787.3	(7.9)	–	0.9	104.4	13.4%	**884.7**
Europe, Middle East and Africa	2,576.0	(12.8)	485.6	112.4	198.3	7.7%	**3,359.5**
Americas							
Contract logistics	826.9	(84.3)	197.4	7.0	113.0	15.2%	**1,060.0**
Freight management	803.9	(80.4)	–	–	76.3	10.5%	**799.8**
	1,630.8	(164.7)	197.4	7.0	189.3	12.9%	**1,859.8**
Asia Pacific							
Contract logistics	104.8	(3.6)	117.1	–	27.3	27.0%	**245.6**
Freight management	645.3	(53.2)	–	–	156.1	26.4%	**748.2**
	750.1	(56.8)	117.1	–	183.4	26.5%	**993.8**
Total logistics							
Contract logistics	2,720.4	(92.8)	800.1	118.5	234.2	8.9%	**3,780.4**
Freight management	2,236.5	(141.5)	–	0.9	336.8	16.1%	**2,432.7**
	4,956.9	(234.3)	800.1	119.4	571.0	12.1%	**6,213.1**
Environmental	111.3	–	1.7	0.8	16.8	15.1%	**130.6**
Total	**5,068.2**	**(234.3)**	**801.8**	**120.2**	**587.8**	**12.2%**	**6,343.7**

Turnover between segments is not material.

Description of Exel's segmental analysis

Logistics

Exel's segmental analysis splits logistics activities between contract logistics and freight management.

Contract logistics includes ground-based supply chain management services, such as integrated warehousing and transportation, just-in-time services, sub-assembly and other value-added activities.

Freight management includes airfreight and seafreight forwarding, customs broking, transportation management (including US road and rail) and specialist mail and express services.

Due to the comprehensive range of services provided to customers within individual contracts there are some cross-overs between these two segments but these are relatively small.

Environmental

Cory Environmental provides waste disposal services in the UK, and is reported as a separate primary segment.

1 Segmental information continued

Analysis of change in operating profit before goodwill and exceptional items	2003 £m	Exchange £m	New acquisitions 2004 £m	Increment on 2003 acquisitions £m	Organic change £m	Organic change %	**2004 £m**
Europe, Middle East and Africa							
Contract logistics							
UK and Ireland	35.1	–	3.5	0.4	(6.7)	(19.1)%	**32.3**
Mainland Europe, Middle East and Africa	6.3	–	7.4	10.0	(5.8)	(92.1)%	**17.9**
	41.4	–	10.9	10.4	(12.5)	(30.2)%	**50.2**
Freight management							
UK and Ireland	2.9	–	–	–	1.2	41.4%	**4.1**
Mainland Europe, Middle East and Africa	11.3	(0.6)	–	0.1	9.5	88.8%	**20.3**
	14.2	(0.6)	–	0.1	10.7	78.7%	**24.4**
Europe, Middle East and Africa	55.6	(0.6)	10.9	10.5	(1.8)	(3.3)%	**74.6**
Americas							
Contract logistics	44.5	(5.3)	3.1	0.9	6.3	16.1%	**49.5**
Freight management	2.6	(0.1)	–	–	(2.1)	(84.0)%	**0.4**
	47.1	(5.4)	3.1	0.9	4.2	10.1%	**49.9**
Asia Pacific							
Contract logistics	3.1	(0.3)	3.6	–	0.9	32.1%	**7.3**
Freight management	34.4	(3.3)	0.8	–	1.6	5.1%	**33.5**
	37.5	(3.6)	4.4	–	2.5	7.4%	**40.8**
Total logistics							
Contract logistics	89.0	(5.6)	17.6	11.3	(5.3)	(6.4)%	**107.0**
Freight management	51.2	(4.0)	0.8	0.1	10.2	21.6%	**58.3**
	140.2	(9.6)	18.4	11.4	4.9	3.8%	**165.3**
Environmental	14.2	–	0.1	0.3	1.3	9.2%	**15.9**
Continuing operations before goodwill	154.4	(9.6)	18.5	11.7	6.2	4.3%	**181.2**
Goodwill amortisation	(29.3)	2.0	(9.6)	(5.9)	–	–	**(42.8)**
Total operating profit before exceptional items	**125.1**	**(7.6)**	**8.9**	**5.8**	**6.2**	**5.3%**	**138.4**

1 Segmental information continued

By business sector	Total operating profit[1] 2004 £m	Total operating profit[1] 2003 £m	Segmental net assets[2] excluding goodwill 2004 £m	Segmental net assets[2] excluding goodwill 2003 £m	Segmental net assets[2] including goodwill 2004 £m	Segmental net assets[2] including goodwill 2003 £m
Europe, Middle East and Africa						
Contract logistics						
UK and Ireland	**5.7**	34.7	**21.7**	75.3	**269.6**	83.9
Mainland Europe, Middle East and Africa	**6.9**	4.4	**118.7**	70.9	**328.0**	179.4
	12.6	39.1	**140.4**	146.2	**597.6**	263.3
Freight management						
UK and Ireland	**2.2**	1.0	**14.0**	16.6	**39.0**	43.5
Mainland Europe, Middle East and Africa	**17.8**	8.0	**46.6**	46.1	**67.8**	69.9
	20.0	9.0	**60.6**	62.7	**106.8**	113.4
Europe, Middle East and Africa	**32.6**	48.1	**201.0**	208.9	**704.4**	376.7
Americas						
Contract logistics	**39.2**	40.8	**84.1**	87.3	**218.1**	148.1
Freight management	**(116.7)**	(12.0)	**92.8**	85.5	**167.3**	283.3
	(77.5)	28.8	**176.9**	172.8	**385.4**	431.4
Asia Pacific						
Contract logistics	**5.2**	2.5	**18.5**	11.0	**43.6**	22.4
Freight management	**32.5**	33.6	**6.5**	17.2	**32.4**	30.3
	37.7	36.1	**25.0**	28.2	**76.0**	52.7
Total logistics						
Contract logistics	**57.0**	82.4	**243.0**	244.5	**859.3**	433.8
Freight management	**(64.2)**	30.6	**159.9**	165.4	**306.5**	427.0
	(7.2)	113.0	**402.9**	409.9	**1,165.8**	860.8
Environmental	**13.3**	12.1	**32.7**	35.7	**74.1**	68.7
Continuing operations	**6.1**	125.1	**435.6**	445.6	**1,239.9**	929.5
Goodwill	**–**	–	**804.3**	483.9	**–**	–
Total	**6.1**	125.1	**1,239.9**	929.5	**1,239.9**	929.5
Non-operating net liabilities[3]			**(524.7)**	(210.2)	**(524.7)**	(210.2)
Net assets			**715.2**	719.3	**715.2**	719.3

1. Total operating profit is stated after charging goodwill amortisation of £42.8m (2003: £29.3m), impairment of goodwill of £101.6m (2003: £nil), and exceptional operating costs of £30.7m (2003: £nil).

2. Net assets by business sector comprise intangible and tangible assets, stocks and debtors less creditors and provisions.

3. Non-operating net liabilities comprise other investments, net debt, taxation, dividends and net pension assets and liabilities.

Share of joint ventures included in continuing operations	Turnover 2004 £m	Turnover 2003 £m	Total operating profit 2004 £m	Total operating profit 2003 £m
Europe, Middle East and Africa				
Contract logistics				
UK and Ireland	**14.8**	28.2	**0.6**	2.2
Mainland Europe, Middle East and Africa	**12.1**	3.6	**0.5**	–
Asia Pacific				
Contract logistics	**4.0**	3.0	**0.2**	0.2
Freight management	**73.2**	46.9	**1.9**	1.6
Total logistics	**104.1**	81.7	**3.2**	4.0

1 Segmental information continued

New acquisitions 2004 by business sector	Turnover		Total operating profit[1]		Segmental net assets including goodwill	
	Tibbett & Britten Group £m	Other acquisitions £m	Tibbett & Britten Group £m	Other acquisitions £m	Tibbett & Britten Group £m	Other acquisitions £m
Europe, Middle East and Africa						
Contract logistics						
UK and Ireland	**297.4**	–	**(22.5)**	–	**215.2**	–
Mainland Europe, Middle East and Africa	**188.2**	–	**2.1**	–	**166.8**	**1.5**
Americas						
Contract logistics	**197.0**	**0.4**	**(4.1)**	–	**74.4**	**1.8**
Asia Pacific						
Contract logistics	**2.7**	**114.4**	**0.1**	**2.1**	**1.5**	**20.9**
Freight management	–	–	**0.4**	–	**21.0**	–
Total logistics	**685.3**	**114.8**	**(24.0)**	**2.1**	**478.9**	**24.2**
Environmental	–	**1.7**	–	**0.1**	–	**6.6**
Total	**685.3**	**116.5**	**(24.0)**	**2.2**	**478.9**	**30.8**

1. Total operating profit is stated after charging goodwill amortisation of £9.6m, and exceptional operating costs of £30.7m.

By geographical location	Turnover		Total operating profit		Segmental net assets including goodwill	
	2004 £m	2003 £m	2004 £m	2003 £m	2004 £m	2003 £m
UK and Ireland	**2,170.6**	1,707.9	**21.2**	47.8	**382.7**	196.1
Mainland Europe, Middle East and Africa	**1,319.5**	979.4	**24.7**	12.4	**395.8**	249.3
Americas	**1,859.8**	1,630.8	**(77.5)**	28.8	**385.4**	431.4
Asia Pacific	**993.8**	750.1	**37.7**	36.1	**76.0**	52.7
Total	**6,343.7**	5,068.2	**6.1**	125.1	**1,239.9**	929.5
Non-operating net liabilities					**(524.7)**	(210.2)
Net assets					**715.2**	719.3

There is no material difference between turnover by origin and by destination.

Number of employees	Average		Year end	
	2004	2003	2004	2003
UK and Ireland	**39,200**	29,400	**51,700**	32,200
Mainland Europe, Middle East and Africa	**15,800**	11,200	**20,900**	12,200
Americas	**25,100**	19,400	**27,400**	20,200
Asia Pacific	**10,000**	8,100	**10,200**	8,300
Total logistics	**90,100**	68,100	**110,200**	72,900
Environmental – UK	**1,100**	1,100	**1,100**	1,100
Total	**91,200**	69,200	**111,300**	74,000

2 Exchange rates

The significant exchange rates relative to £ sterling used in the preparation of these financial statements are as follows:

	Average rate		Year end rate	
	2004	2003	**2004**	2003
US dollar	**1.83**	1.64	**1.93**	1.78
Euro	**1.47**	1.45	**1.41**	1.42
Singapore dollar	**3.09**	2.85	**3.14**	3.02

3 Operating charges

Group operating profit is stated after charging:

	2004			
	Continuing £m	Acquisitions £m	Total £m	2003 £m
Raw materials and consumables	222.8	84.6	**307.4**	181.3
Staff costs				
Wages and salaries	1,608.7	304.5	**1,913.2**	1,457.3
Social security costs	151.4	27.3	**178.7**	139.8
Other pension costs	73.5	7.7	**81.2**	65.8
Depreciation and other amounts written off tangible and intangible fixed assets				
Depreciation				
Owned assets	99.8	10.8	**110.6**	97.2
Leased assets	7.4	1.6	**9.0**	6.5
Amortisation of goodwill	33.2	9.6	**42.8**	29.3
Impairment of goodwill	101.6	–	**101.6**	–
Other operating charges				
Operating lease rentals				
Land and buildings	161.9	39.9	**201.8**	164.0
Vehicles, plant and equipment	32.7	20.4	**53.1**	36.3
Short-term rentals	64.3	12.3	**76.6**	55.5
Redundancy	13.1	17.6	**30.7**	16.8
Auditors' remuneration				
Group Auditors	2.8	1.0	**3.8**	2.2
Other Auditors	0.1	0.1	**0.2**	0.1
Other costs	2,852.9	274.3	**3,127.2**	2,613.4
	5,426.2	**811.7**	**6,237.9**	4,865.5

Group Auditors' remuneration includes £0.2m (2003: £0.1m) in respect of the Company.

Fees payable to the Group's Auditors and their associates for non-audit work amounted to £3.2m (2003: £1.1m) and included £1.7m (2003: £0.4m) for assurance services, £1.0m (2003: £0.6m) in relation to taxation advice and compliance procedures, and £0.5m (2003: £0.1m) for other services.

Of these fees, £2.1m (2003: £0.2m) was in respect of the Company and its UK subsidiary undertakings and £1.1m (2003: £0.9m) in respect of overseas subsidiary undertakings.

4 Exceptional items

	2004 £m	2003 £m
Exceptional operating costs		
Impairment of goodwill (a)	**(101.6)**	–
Reorganisation costs following the acquisitions of Tibbett & Britten Group and other businesses (b)	**(30.7)**	–
	(132.3)	–
Loss on termination and disposals of discontinued operations		
Further provision in respect of prior years disposals	**(5.2)**	(11.2)
2003 disposals	–	(0.6)
	(5.2)	(11.8)
Loss on termination of businesses in continuing operations	–	(2.0)
Profit on disposals of fixed assets in continuing operations		
Profit on disposal of investments (c)	**73.1**	8.6
Amounts written back to investments	–	9.5
Amounts written off investments	–	(2.1)
Profit on disposal of tangible fixed assets	**5.0**	4.8
Loss on disposal of tangible fixed assets	**(4.9)**	(13.2)
	73.2	7.6
Exceptional finance (expense)/income (note 5)		
Income from other fixed asset investments	–	6.3
Interest penalty on early termination of loans following the acquisition of Tibbett & Britten Group	**(2.9)**	–
	(2.9)	6.3
Exceptional items (net)	**(67.2)**	0.1

a) The Americas freight management businesses, Exel Transportation Services, FX Coughlin and North American Logistics have performed below expectations. In accordance with FRS 11 'Impairment of fixed assets and goodwill' an assessment of the value in use of the businesses, derived from discounted cash flow projections using a discount rate of 11.5%, has resulted in a goodwill impairment charge of £101.6m which is disclosed separately as an exceptional item within depreciation and other amounts written off tangible and intangible fixed assets.

b) The integration of the Tibbett & Britten Group following acquisition involved the closure of its group head office, the removal of overlapping regional management, and the commencement of the rationalisation of operating sites. Total reorganisation costs for the Tibbett & Britten Group and other acquired businesses include redundancy costs of £14.3m, provisions for onerous property lease contracts of £9.0m, professional fees of £2.3m, IT infrastructure alignment costs of £0.3m, and other costs of £2.5m included within other operating costs and redundant asset write-offs of £2.3m included within depreciation and other amounts written off tangible and intangible fixed assets.

c) During the year, the Group made a net profit on disposal of investments of £73.1m (2003: £8.6m), principally from the sale of its remaining investment in Sirva Inc.

5 Finance income (net)

	2004 £m	2003 £m
Income from other fixed asset investments		
On ordinary activities	**0.1**	2.4
Exceptional income – arrears of preference dividends	**–**	6.3
	0.1	8.7
Net interest		
Other interest receivable and similar income		
Group interest receivable	**6.6**	5.5
Interest element of forward foreign currency contracts	**12.1**	9.3
Share of joint ventures' interest	**–**	0.1
	18.7	14.9
Interest payable and similar charges		
Interest on bank loans and overdrafts	**(15.5)**	(8.7)
Interest on other loans	**(13.2)**	(13.4)
Finance lease charges	**(1.1)**	(1.2)
	(29.8)	(23.3)
Exceptional interest charge		
Interest penalty on early termination of loans following the acquisition of Tibbett & Britten Group	**(2.9)**	–
	(32.7)	(23.3)
Net interest	**(14.0)**	(8.4)
Other finance income		
Net return on pension schemes (note 21)	**34.7**	29.8

6 Tax on profit on ordinary activities

a) Analysis of tax charge in year	2004 £m	2004 £m	2003 £m	2003 £m
Current tax				
UK tax				
UK corporation tax on profits for the year	**16.8**		40.0	
Double taxation relief	**(6.4)**		(18.5)	
Share of joint ventures' tax	**0.2**		(0.8)	
Adjustments in respect of prior years	**(12.5)**		2.3	
		(1.9)		23.0
Foreign tax				
Foreign tax on profits for the year	**37.8**		38.4	
Share of joint ventures' tax	**0.7**		(0.1)	
Share of associated undertakings' tax	**–**		0.2	
Adjustments in respect of prior years	**(3.3)**		(0.9)	
		35.2		37.6
Total current tax		**33.3**		60.6
Deferred tax				
Origination and reversal of timing differences				
UK tax	**3.0**		(9.8)	
Foreign tax	**(11.5)**		(4.9)	
Total deferred tax		**(8.5)**		(14.7)
Tax on profit on ordinary activities		**24.8**		45.9
The tax charge is analysed as follows:				
On ordinary activities before exceptional items and net return on pension schemes		**47.7**		41.6
On net return on pension schemes		**10.4**		8.9
On exceptional items		**(33.3)**		(4.6)
		24.8		45.9

6 Tax on profit on ordinary activities continued

b) Factors affecting the current tax charge for the year

The tax assessed for the year is higher than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2004 £m	2003 £m
Profit on ordinary activities before taxation	**94.9**	149.0
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30%	**28.5**	44.7
Effects of:		
Non deductible goodwill amortisation and impairment	**32.0**	5.8
Other non (taxable)/deductible exceptional items	**(38.6)**	(6.4)
Other non (taxable)/deductible items	**4.2**	(0.5)
Accelerated tax depreciation	**14.2**	0.5
Net pension charge/(credit)	**0.3**	3.3
Utilisation of tax losses brought forward	**(14.4)**	(6.1)
Tax losses arising in the year not utilised	**12.9**	4.7
Other timing differences	**8.6**	4.4
Differing tax rates on overseas earnings	**1.4**	5.2
Withholding tax on investment income	**–**	3.6
Adjustments in respect of prior years	**(15.8)**	1.4
Current tax charge for the year	**33.3**	60.6

c) Factors that may affect future tax charges

No deferred tax is recognised on the unremitted earnings of overseas subsidiary and associated undertakings and joint ventures. As the earnings are continually reinvested by the Group, no tax is expected to be payable on them in the foreseeable future.

No provision has been made for deferred tax on the sale of properties where potentially taxable gains have been rolled over into replacement assets. Such tax would become payable only if the property were sold without it being possible to claim rollover relief. The total amount not provided is £10.1m (2003: £13.8m). At present, it is not envisaged that any tax will become payable in the foreseeable future.

In the past, the Group has incurred significant tax losses in certain overseas jurisdictions, the future utilisation of which is uncertain. The Group has therefore not recognised a deferred tax asset of £77.7m (2003: £37.7m) in respect of tax losses of overseas companies. In addition, the Group has generated significant UK capital losses from disposals in previous years. Such losses are only available to offset certain UK capital profits arising in future periods and it is expected to be some time before these losses are relieved. Accordingly, the Group has not recognised a deferred tax asset of £15.6m (2003: £15.6m) in respect of these losses.

7 Dividends paid and proposed

	2004		2003	
	Per share pence	£m	Per share pence	£m
Interim declared and paid	**8.5**	**25.1**	7.9	23.2
Final proposed by the Directors	**20.7**	**61.1**	16.8	49.7
	29.2	**86.2**	24.7	72.9

Dividends amounting to £0.5m (2003: £0.3m) in respect of the Company's shares held by the share scheme trusts (note 24) have been deducted in arriving at the aggregate of dividends paid and proposed. Dividends amounting to £0.4m (2003: £0.4m) on shares held by the share scheme trusts have been waived.

8 Earnings per share

	2004			2003		
		Earnings per share			Earnings per share	
	Earnings £m	Basic pence	Diluted pence	Earnings £m	Basic pence	Diluted pence
Profit for the financial year	**66.2**	**22.4**	**22.3**	96.9	32.8	32.7
Add back						
Goodwill amortisation	**42.8**	**14.5**	**14.4**	29.3	9.9	9.8
Exceptional items	**67.2**	**22.8**	**22.6**	(0.1)	–	–
Tax on exceptional items	**(33.3)**	**(11.3)**	**(11.2)**	(4.6)	(1.5)	(1.5)
Minority interests on exceptional items	**0.3**	**0.1**	**0.1**	–	–	–
Underlying profit including net return on pension schemes	**143.2**	**48.5**	**48.2**	121.5	41.2	41.0
Less						
Net return on pension schemes	**(34.7)**	**(11.7)**	**(11.6)**	(29.8)	(10.1)	(10.1)
Tax on net return on pension schemes	**10.4**	**3.5**	**3.5**	8.9	3.0	3.0
Underlying profit[1] for the financial year	**118.9**	**40.3**	**40.1**	100.6	34.1	33.9

Weighted average number of shares	**2004 million**	2003 million
Basic average number of shares	**295.1**	295.3
Dilutive potential ordinary shares	**1.7**	1.4
Diluted average number of shares	**296.8**	296.7

1. Underlying profit is reported before goodwill amortisation, exceptional items, net return on pension schemes and related tax where applicable.

Basic earnings per share of 22.4p (2003: 32.8p) represents the profit attributable to each share. It is based on the profit attributable to ordinary shareholders for the financial year of £66.2m (2003: £96.9m) divided by 295.1m (2003: 295.3m) being the weighted average number of shares in issue during the year, excluding shares held by the Group in share scheme trusts.

Underlying profit for the financial year and the related earnings per share are provided in addition to the earnings per share required by FRS 14 because, in the opinion of the Directors, they will assist shareholders to consider more readily the underlying performance trends of the Group.

9 Intangible assets – goodwill

	Cost £m	Amortisation £m	Net book amount £m
At 1 January 2004	574.9	(91.0)	**483.9**
Additions			
2004 acquisitions (note 27)	466.4	–	**466.4**
Prior year acquisitions (note 27)	6.8	–	**6.8**
Amortisation for the year	–	(42.8)	**(42.8)**
Impairment (note 4)	–	(101.6)	**(101.6)**
Exchange differences	(18.3)	9.9	**(8.4)**
At 31 December 2004	**1,029.8**	**(225.5)**	**804.3**

10 Tangible assets

Group	Land and buildings Freehold £m	Land and buildings Long leasehold £m	Land and buildings Short leasehold £m	Plant and equipment £m	Total £m
Cost					
At 1 January 2004	279.2	19.6	64.1	709.0	**1,071.9**
Additions					
By purchase of businesses	69.8	0.1	18.4	80.0	**168.3**
Other	10.1	–	10.1	122.2	**142.4**
Disposals	(15.0)	(4.4)	(4.5)	(89.3)	**(113.2)**
Exchange differences	(1.2)	(0.5)	(1.0)	(7.7)	**(10.4)**
At 31 December 2004	**342.9**	**14.8**	**87.1**	**814.2**	**1,259.0**
Depreciation					
At 1 January 2004	75.6	8.5	26.1	414.3	**524.5**
Charge for year	14.8	1.2	6.5	97.1	**119.6**
Disposals	(10.5)	(1.7)	(1.7)	(67.6)	**(81.5)**
Exchange differences	(0.6)	–	(0.5)	(5.3)	**(6.4)**
At 31 December 2004	**79.3**	**8.0**	**30.4**	**438.5**	**556.2**
Net book amount					
At 31 December 2004	**263.6**	**6.8**	**56.7**	**375.7**	**702.8**
At 31 December 2003	203.6	11.1	38.0	294.7	547.4

Included within plant and equipment are assets held under finance leases of £3.2m (2003: £3.8m). The gross amount of capitalised interest in tangible fixed assets is £0.6m (2003: £0.8m).

11 Investment in joint ventures

Group	Share of net assets £m	Loans[1] £m	Total £m
At 1 January 2004	16.1	(12.2)	**3.9**
Profit for the year	2.3	–	**2.3**
Additions			
By purchase of businesses	2.2	–	**2.2**
Transferred to a subsidiary undertaking[2]	(2.8)	–	**(2.8)**
Dividends	(0.9)	–	**(0.9)**
At 31 December 2004	**16.9**	**(12.2)**	**4.7**

1. The loan is from Ardillane Ltd and is interest free with no fixed repayment date.

2. Joint Retail Logistics Ltd became a 100% owned subsidiary undertaking on the acquisition of Tibbett & Britten Group.

Details of the principal joint ventures are listed in note 30.

12 Other investments

Group	Associated undertakings £m	Other investments Listed £m	Other investments Unlisted £m	Total £m
At 1 January 2004	2.5	18.1	2.6	**23.2**
Profit for the year	1.2	–	–	**1.2**
Additions				
By purchase of businesses	4.7	–	1.3	**6.0**
Other	0.2	19.1	0.1	**19.4**
Disposals	(0.2)	(31.1)	–	**(31.3)**
Exchange differences	–	(0.8)	–	**(0.8)**
At 31 December 2004	**8.4**	**5.3**	**4.0**	**17.7**
Amounts provided				
At 1 January and at 31 December 2004	**–**	**–**	**2.3**	**2.3**
Net book amount				
At 31 December 2004	**8.4**	**5.3**	**1.7**	**15.4**
At 31 December 2003	2.5	18.1	0.3	20.9

Associated undertakings are unlisted.

Associated undertakings are stated at the Group's share of tangible net assets. The Group's share of retained profits of associated undertakings at 31 December 2004 was £1.7m (2003: £0.4m).

Other investments are stated at cost less amounts provided.

Listed investments are equity investments in Sinotrans Ltd which is listed in Hong Kong (2003: included equity investments and share warrants in Sirva Inc which is listed in the US). The market value of these investments at 31 December 2004 was £5.4m (2003: £78.3m). No tax should be payable if the investments were sold at the market value shown.

Parent company	Subsidiary undertakings £m
Cost	
At 1 January 2004	**573.7**
Additions	**335.9**
At 31 December 2004	**909.6**

13 Debtors: amounts falling due within one year

	Group		Parent company	
	2004 £m	2003 £m	2004 £m	2003 £m
Trade debtors	**1,018.2**	739.7	**–**	–
Amounts owed by group undertakings	**–**	–	**167.0**	80.8
Taxation recoverable	**5.2**	3.1	**3.5**	–
Other debtors	**139.9**	107.2	**1.7**	0.7
Prepayments and accrued income	**201.9**	153.5	**6.9**	3.6
	1,365.2	1,003.5	**179.1**	85.1

14 Debtors: amounts falling due after more than one year

	Group		Parent company	
	2004 £m	2003 £m	2004 £m	2003 £m
Amounts owed by group undertakings	**–**	–	**811.7**	659.6
Deferred tax assets	**43.8**	23.2	**1.8**	12.2
Other debtors	**28.0**	7.9	**–**	–
	71.8	31.1	**813.5**	671.8

15 Creditors: amounts falling due within one year

	Group		Parent company	
	2004 £m	2003 £m	2004 £m	2003 £m
Debenture loans (note 17)	**19.5**	13.4	**7.7**	–
Bank loans (note 17)	**3.1**	24.2	**–**	21.0
Bank overdrafts	**27.2**	18.7	**101.7**	52.2
Finance lease obligations	**4.1**	2.3	**–**	–
Trade creditors	**587.2**	365.0	**–**	–
Amounts owed to group undertakings	**–**	–	**164.0**	194.0
Taxation payable	**68.7**	102.5	**–**	–
Other taxes and social security	**150.0**	91.8	**–**	–
Deferred consideration	**3.6**	23.5	**–**	–
Proposed dividend	**61.2**	49.7	**61.2**	49.7
Other creditors	**171.6**	140.2	**6.4**	6.7
Accruals and deferred income	**534.5**	366.0	**–**	0.7
	1,630.7	1,197.3	**341.0**	324.3

16 Creditors: amounts falling due after more than one year

	Group		Parent company	
	2004 £m	2003 £m	2004 £m	2003 £m
Debenture loans (note 17)	**144.1**	155.0	**–**	–
Bank loans (note 17)	**362.9**	27.0	**332.8**	–
Finance lease obligations	**23.5**	16.0	**–**	–
Amounts owed to group undertakings	**–**	–	**741.6**	493.7
Deferred consideration	**23.1**	1.5	**–**	–
Other creditors	**17.1**	8.3	**–**	–
	570.7	207.8	**1,074.4**	493.7

17 Borrowings

	Group		Parent company	
	2004 £m	2003 £m	2004 £m	2003 £m
Amounts due within one year				
Debenture loans				
Floating rate notes	**18.6**	13.1	**7.7**	–
Other loans	**0.9**	0.3	**–**	–
	19.5	13.4	**7.7**	–
Bank loans				
Secured	**3.1**	3.2	**–**	–
Unsecured	**–**	21.0	**–**	21.0
	3.1	24.2	**–**	21.0
Bank overdrafts	**27.2**	18.7	**101.7**	52.2
Finance lease obligations	**4.1**	2.3	**–**	–
Total borrowings due within one year	**53.9**	58.6	**109.4**	73.2
Amounts due after more than one year				
Debenture loans				
6.76% US$15m notes due 2006	**7.8**	8.4	**–**	–
6.86% US$90m notes due 2008	**46.7**	50.1	**–**	–
7.04% US$170m notes due 2010	**87.2**	95.2	**–**	–
Other loans	**2.4**	1.3	**–**	–
	144.1	155.0	**–**	–
Bank loans				
Secured	**28.9**	25.4	**–**	–
Unsecured				
Multi-currency revolving loan due 2009	**332.8**	–	**332.8**	–
Other	**1.2**	1.6	**–**	–
	362.9	27.0	**332.8**	–
Finance lease obligations	**23.5**	16.0	**–**	–
Total borrowings due after more than one year	**530.5**	198.0	**332.8**	–
Total borrowings	**584.4**	256.6	**442.2**	73.2

Debenture and bank loans are denominated in a number of currencies and bear interest based on LIBOR or foreign equivalents appropriate to the country in which the borrowing is incurred.

Debenture loans are unsecured and are stated net of unamortised issue costs of £1.1m (2003: £1.3m). These costs together with the interest expense are allocated to the profit and loss account over the terms of the related facilities at a constant rate based on the carrying amount.

Secured loans are subject to mortgages or fixed and floating charges over assets, mainly property.

18 Derivatives and other financial instruments

An explanation of the Group's objectives, policies and strategies for the role of derivatives and other financial instruments in managing the risks of the Group in its activities is given in the performance section on pages 27 and 28. The disclosures below exclude short-term debtors and creditors.

Interest rate risk profile of financial assets

Floating rate financial assets are bank balances on which interest is received at interest rates fixed in advance for periods ranging up to six months, based on the relevant national LIBOR equivalents. Nil rate financial assets are mainly investments and accrued gains on derivative financial instruments. The interest rate profile of the financial assets of the Group analysed by currency was as follows:

	Floating rate £m	Nil rate £m	Total £m
31 December 2004			
Sterling	68.0	30.8	**98.8**
US dollar	15.7	0.1	**15.8**
Euro	41.5	1.6	**43.1**
Other	49.2	8.0	**57.2**
	174.4	**40.5**	**214.9**
31 December 2003			
Sterling	21.2	38.7	59.9
US dollar	5.2	13.0	18.2
Euro	23.7	1.8	25.5
Other	47.7	8.3	56.0
	97.8	61.8	159.6

Interest rate risk profile of financial liabilities

After taking into account interest rate and currency swaps entered into by the Group, the interest rate profile of debenture and bank loans, bank overdrafts, finance leases and relevant long-term creditors analysed by currency was as follows:

					Fixed rate		Nil rate
	Fixed rate £m	Floating rate £m	Nil rate £m	Total £m	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Weighted average period until maturity Years
31 December 2004							
Sterling	48.5	98.2	23.3	**170.0**	5.1	4.5	0.5
US dollar	143.0	10.7	10.1	**163.8**	7.0	5.0	3.5
Euro	97.1	133.4	15.9	**246.4**	3.8	5.0	2.5
Other	21.5	32.0	13.0	**66.5**	4.1	4.7	3.0
	310.1	**274.3**	**62.3**	**646.7**	**5.5**	**4.9**	**2.0**
31 December 2003							
Sterling	–	34.4	11.9	46.3	–	–	0.5
US dollar	156.2	7.7	2.1	166.0	7.0	6.0	1.5
Euro	18.9	26.5	4.8	50.2	5.8	7.9	4.5
Other	2.1	10.8	1.6	14.5	5.5	2.9	3.0
	177.2	79.4	20.4	277.0	6.9	6.1	2.0

The floating rate financial liabilities consist primarily of £77.4m (2003: £21.0m) sterling borrowings at a margin over LIBOR, £17.7m (2003: £12.7m) loan notes that bear interest at margins below LIBOR, and euro borrowings €100.1m (2003: €37.6m) at a margin over EURIBOR.

Net forward foreign exchange contracts totalled £478.6m (2003: £566.4m) at 31 December 2004. The weighted average receivable interest rate on these contracts was 2.4% (2003: 2.0%) with an average life of nine months.

18 Derivatives and other financial instruments continued

Maturity of financial liabilities
The maturity profile of the Group's financial liabilities, including relevant long-term creditors, was as follows:

			2004			2003
	Borrowings £m	**Other £m**	**Total £m**	Borrowings £m	Other £m	Total £m
Maturing on demand or within one year	53.9	22.1	**76.0**	58.6	10.6	69.2
Maturing within one to two years	18.3	15.7	**34.0**	4.1	5.0	9.1
Maturing within two to five years	403.7	22.5	**426.2**	73.1	–	73.1
Maturing after five years	108.5	2.0	**110.5**	120.8	4.8	125.6
	584.4	**62.3**	**646.7**	256.6	20.4	277.0

Borrowing facilities
The Group has various borrowing facilities available. The undrawn committed facilities in respect of which all conditions precedent had been met were as follows:

	2004 £m	2003 £m
Expiring in July 2009	**502.2**	–
Expiring in January 2006	**–**	675.0

Fair values of financial instruments
The book values and fair values, by category, of the Group's financial assets and financial liabilities were as follows:

		2004		2003
	Book value £m	**Fair value £m**	Book value £m	Fair value £m
Primary financial instruments				
Short-term borrowings and short-term portion of long-term borrowings	**(53.9)**	**(53.9)**	(58.6)	(58.6)
Long-term borrowings	**(530.5)**	**(541.2)**	(198.0)	(217.5)
Long-term creditors	**(40.2)**	**(40.2)**	(9.8)	(9.8)
Cash at bank and in hand	**163.3**	**163.3**	92.0	92.0
Current asset investments	**14.0**	**14.0**	12.3	12.3
Other investments	**7.0**	**7.1**	18.4	78.6
Derivative financial instruments held to hedge currency exposure				
Interest rate swaps and similar instruments				
Accrued income	**0.5**	**0.5**	–	–
Accrued expense	**(0.6)**	**(0.6)**	–	–
Forward foreign exchange contracts				
Buy	**(21.5)**	**(21.5)**	(10.6)	(10.6)
Sell	**30.1**	**30.1**	36.9	36.9
	(431.8)	**(442.4)**	(117.4)	(76.7)

Market values have been used to determine the fair value of interest rate swaps, forward foreign exchange contracts and listed investments. There were no significant differences between the book values and fair values of long-term creditors, cash at bank and in hand, current asset investments and unlisted other investments. The fair values of all other items have been calculated by discounting the expected future cash flows at prevailing interest rates. The sterling equivalent of the forward foreign exchange contracts was a net currency sell of £478.6m (2003: £566.4m) expiring over a maximum period of 18 months (2003: one year).

18 Derivatives and other financial instruments continued

Currency risk

Structural currency exposures

As explained in the performance section on page 27, the Group's objective in managing the currency exposures arising from its net investment overseas is to hedge these exposures with a combination of currency borrowings and forward exchange contracts. Exchange gains and losses arising from structural currency exposures, net of hedges, are included in the statement of total recognised gains and losses.

Transactional currency exposures

Transactional currency exposures arise from trading transactions denominated in currencies other than the functional currency of the business. These exposures give rise to currency gains and losses recognised in the profit and loss account.

The Group carries on a significant amount of intra-group activity across the world. To control the currency exposures arising from this trading activity, Exel's treasury function (Group Treasury) operates an inter-company netting system which passes the non-functional currency exchange risk to Group Treasury. The residual exchange risks are hedged by Group Treasury using forward foreign currency contracts. The net foreign currency monetary assets and liabilities are shown below:

Functional currency of group operation	US Dollar £m	Euro £m	Other £m	Total £m
31 December 2004				
Sterling	**(0.7)**	**1.8**	**(2.9)**	**(1.8)**
31 December 2003				
Sterling	(10.5)	1.5	16.5	7.5

Hedges

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. There are no deferred gains or losses at 31 December 2004 (2003: £nil).

19 Provisions for liabilities and charges

Group	Uninsured losses £m	Onerous leases £m	Environ-mental £m	Other £m	Provisions excluding deferred taxation £m	Deferred taxation £m	Total £m
At 1 January 2004	67.4	20.7	12.7	30.3	**131.1**	4.1	**135.2**
Purchase of businesses	26.6	4.1	–	7.9	**38.6**	5.6	**44.2**
Site restoration capitalised	–	–	0.3	–	**0.3**	–	**0.3**
Charged to profit and loss account	60.1	12.9	1.3	11.7	**86.0**	–	**86.0**
Credited to profit and loss account	(4.5)	(0.2)	(0.3)	(3.2)	**(8.2)**	(2.0)	**(10.2)**
Utilised	(40.0)	(4.5)	(0.5)	(6.8)	**(51.8)**	–	**(51.8)**
Reclassifications	8.2	–	–	(8.2)	**–**	–	**–**
Exchange differences	(2.1)	(0.5)	–	–	**(2.6)**	0.1	**(2.5)**
At 31 December 2004	**115.7**	**32.5**	**13.5**	**31.7**	**193.4**	**7.8**	**201.2**

The uninsured losses provision is in respect of the costs of claims (principally for commercial vehicles and employers liability) which are not insured externally, and fall below the excesses on the Group's insurance policies. Most claims are settled within four years, but other claims can take several years to be settled.

The onerous leases provision is in respect of property leases where the unavoidable obligations under the contracts exceed the expected economic benefits to be received from them. The residual leases of these properties range between one year and 20 years.

The Environmental division operates a number of landfill sites in the UK. Provision is made for the costs of restoring and maintaining sites to the condition required by planning and Environment Agency consents. These provisions will be utilised over the lives of the relevant landfill sites which range from two to 20 years and for periods up to 30 years following closure of the site. The amount and timing of these costs may be impacted by a number of factors including the rate of usage of the site and changes in technology.

Other provisions cover litigation, warranties, property dilapidations and other items. Utilisation of these provisions is generally within five years.

Parent company	Other £m
At 1 January 2004	**4.4**
Credited to profit and loss account	**(0.2)**
Utilised	**(1.2)**
At 31 December 2004	**3.0**

20 Net deferred tax

	Group £m	Parent company £m
At 1 January 2004	**2.8**	**(12.2)**
Purchase of businesses	**(50.4)**	**3.8**
Credited to profit and loss account	**(8.5)**	**6.6**
Charged to statement of total recognised gains and losses	**1.7**	**–**
Exchange differences	**2.0**	**–**
At 31 December 2004	**(52.4)**	**(1.8)**
Net deferred tax is included within:		
Provisions for liabilities and charges (note 19)	**7.8**	**–**
Pensions (note 21)	**(16.4)**	**–**
Deferred tax assets included within debtors: amounts falling due after more than one year (note 14)	**(43.8)**	**(1.8)**
Net deferred tax (assets)	**(52.4)**	**(1.8)**

A summary of the net deferred tax (assets)/liabilities provided and not provided is as follows:

	Provided		Not provided	
Group	**2004 £m**	2003 £m	**2004 £m**	2003 £m
Pension (deficit)/surplus	**(16.4)**	21.9	**–**	–
Accelerated tax depreciation	**14.6**	22.6	**(0.7)**	(0.1)
Other (provisions, losses, etc.)	**(50.6)**	(41.7)	**(83.9)**	(40.7)
Capital gains rolled over	**–**	–	**10.1**	13.8
Capital losses	**–**	–	**(15.6)**	(15.6)
Net deferred tax (assets)/liabilities	**(52.4)**	2.8	**(90.1)**	(42.6)

	Provided		Not provided	
Parent company	**2004 £m**	2003 £m	**2004 £m**	2003 £m
Accelerated tax depreciation	**15.2**	11.1	**–**	–
Other (provisions, losses, etc.)	**(17.0)**	(23.3)	**(0.3)**	–
Capital gains rolled over	**–**	–	**8.3**	11.9
Capital losses	**–**	–	**(15.6)**	(15.6)
Net deferred tax (assets)	**(1.8)**	(12.2)	**(7.6)**	(3.7)

The Company has undertaken to pay the UK corporation tax liabilities for the majority of its UK subsidiaries. Accordingly the Company records the relevant UK corporation tax and UK deferred tax assets and liabilities in its balance sheet.

21 Pensions

The major UK schemes, being the Exel Retirement Plan, the Ocean Nestor Pension Scheme and The Tibbett & Britten Pension Scheme, include both defined benefit and defined contribution arrangements and are administered by external trustees independently of the Group's finances. These schemes cover 40% (2003: 47%) of UK employees; defined benefit arrangements account for 60% (2003: 59%) of the membership of the schemes.

The latest actuarial valuation of the schemes was made as at 31 March 2003 by Watson Wyatt LLP for the Exel Retirement Plan and the Ocean Nestor Pension Scheme, and as at 6 April 2002 by Punter Southall & Co for The Tibbett & Britten Pension Scheme. The values of the schemes' liabilities at 31 March 2003 have been updated by Watson Wyatt LLP and Punter Southall & Co to assess the liabilities of the schemes at 31 December 2004 for the purposes of FRS 17 disclosures. Scheme assets are stated at their market value at 31 December 2004.

Contributions of £14.1m have been made during the financial year in respect of the Exel Retirement Plan and The Tibbett & Britten Pension Scheme. No contributions have been made during the financial year, nor will be paid until the conclusion of the March 2006 valuation, in respect of the Ocean Nestor Pension Scheme.

In 2003, the UK defined benefit arrangements were closed to new employees. Defined contribution sections have been established for new employees within the existing schemes. The service cost has been assessed using the projected unit method, and so the service cost for the closed defined benefit sections is expected to increase as a percentage of pay as the membership approaches retirement, though this is expected to be offset by the reducing number of members in these sections.

The values of overseas schemes' liabilities at 31 December 2004 have been assessed by local actuaries. The Group also has a number of defined contribution schemes outside the UK.

The disclosures for all of the Group's defined benefit arrangements are aggregated below. Overseas assets and liabilities are included, but are not material to the totals.

The Company is unable to identify its share of the underlying assets and liabilities of the group schemes in which it is a participating employer.

The financial assumptions used to calculate scheme liabilities under FRS 17 are:

	2004 %	2003 %	2002 %
Valuation method	**Projected unit**	Projected unit	Projected unit
Discount rate	**5.3**	5.4	5.6
Inflation rate	**2.6**	2.5	2.25
Increase to deferred benefit during deferment	**2.6**	2.5	2.25
Increases to pensions in payment	**2.6**	2.5	2.25
Salary increases	**4.1**	4.0	3.75

The fair value of the assets in the schemes at 31 December were:

	2004 £m	2003 £m	2002 £m
Equities	**1,561.7**	1,349.4	1,167.0
Bonds	**603.9**	417.2	402.3
Other	**87.7**	47.1	47.8
Total market value of assets	**2,253.3**	1,813.7	1,617.1
Present value of schemes' liabilities	**(2,305.6)**	(1,738.1)	(1,558.1)
Net (deficit)/surplus in the schemes	**(52.3)**	75.6	59.0
Related deferred tax net asset/(liability)	**16.4**	(21.9)	(17.7)
Net pension assets and liabilities	**(35.9)**	53.7	41.3

21 Pensions continued

The long-term expected rates of return at 31 December were:

	2004 %	2003 %	2002 %
Equities	**7.8**	8.0	8.25
Bonds	**4.7**	4.9	4.8
Other	**5.6**	6.7	6.5

Movement in the net (deficit)/surplus in the schemes	2004 £m	2003 £m
At 1 January	**75.6**	59.0
Purchase of Tibbett & Britten Group	**(132.4)**	–
Current service costs	**(49.3)**	(38.5)
Contributions	**17.9**	2.1
Past service costs	**(0.2)**	(2.3)
Net financial return	**34.7**	29.8
Actuarial gain	**6.2**	27.8
Transfer to UK defined contribution scheme	**(5.7)**	(3.4)
Exchange differences	**0.9**	1.1
At 31 December	**(52.3)**	75.6

Profit and loss account disclosures

The performance statements include the following amounts:

	2004 £m	2003 £m
Amounts charged to operating profit		
Defined benefit schemes		
Current service costs	**49.3**	38.5
Past service costs	**0.2**	2.3
	49.5	40.8
Defined contribution schemes	**31.7**	25.0
Total operating charge	**81.2**	65.8
Analysis of the amount credited to other finance income		
Expected return on pension schemes' assets	**137.3**	115.8
Interest on pension schemes' liabilities	**(102.6)**	(86.0)
Net return	**34.7**	29.8
Amounts included within the statement of total recognised gains and losses		
Actual return less expected return on assets	**85.8**	165.7
Experience gains and losses arising on the schemes' liabilities	**(2.1)**	(8.0)
Effects of changes in the demographic and financial assumptions underlying the present value of the schemes' liabilities	**(77.5)**	(129.9)
Actuarial gain recognised in the statement of total recognised gains and losses	**6.2**	27.8

History of amounts recognised in the statement of total recognised gains and losses		2004	2003	2002
Difference between the expected and actual return on assets	£m	**85.8**	165.7	(441.6)
Percentage of the schemes' assets		**3.8%**	9.1%	(27.3)%
Experience gains and losses arising on the schemes' liabilities	£m	**(2.1)**	(8.0)	(48.9)
Percentage of the present value of the schemes' liabilities		**(0.1)%**	(0.5)%	(3.1)%
Total actuarial gain/(loss)	£m	**6.2**	27.8	(459.1)
Percentage of the present value of the schemes' liabilities		**0.3%**	1.6%	(29.5)%

22 Share capital

The share capital comprises ordinary shares of 27 7/9p each and B shares of 65 1/4p each. The B shares have no right to a dividend and no voting rights.

		B shares	Ordinary shares
Authorised share capital (number of shares)			
At 1 January and at 31 December 2004	million	**159.8**	**384.0**
Allotted, called up and fully paid share capital (number of shares)			
At 1 January and at 31 December 2004	million	**–**	**298.2**
Allotted, called up and fully paid share capital (£m)			
At 1 January and at 31 December 2004	£m	**–**	**82.8**

During the year, a number of options granted under the Company's share option schemes were exercised at a range of prices between 294p and 749p, as a result of which 56,268 shares were issued.

The following options over ordinary shares remained outstanding at 31 December 2004:

	Number of shares '000	Subscription price per share pence	Period over which exercisable	Number of shares '000	Subscription price per share pence	Period over which exercisable
Savings-Related Share Option Scheme 1992	17	430	2005	245	944	2005/08
	39	626	2005/06	886	586	2005/09
	38	819	2005/07			
Savings-Related Share Option Scheme 2002	1,036	595	2005/10			
All Employee Share Option Scheme 1992	7	588	2005	15	598	2005/06
Executive Share Option Scheme 1992	18	598	2005/06	2	634	2005/06
Executive Share Option Scheme 1994	4	305	2005	275	784	2005/08
	3	375	2005	158	871	2005/09
	8	423	2005/06	412	1053	2005/09
	23	453	2005/06	429	1230	2005/10
	57	486	2005/07	1,031	1121	2005/10
	95	537	2005/07	1,263	722	2005/11
	229	702	2005/08	1,910	749	2005/11
	10	798	2005/08	1,318	850	2005/12
Executive Share Option Scheme 2001	1,272	786	2005/11	2,459	538	2006/13
	44	755	2005/11	19	678	2006/13
	1,155	749	2005/11	2,000	724	2007/14
	2,289	850	2005/12	51	724	2007/14
	248	762	2005/12			

The options above constitute 6.4% of the issued shares of the Company.

23 Reserves

Group	Share premium account £m	Merger reserve £m	Capital redemption reserve £m	Profit and loss account £m	Total £m
At 1 January 2004	54.0	50.7	103.5	432.9	**641.1**
Profit for the financial year	–	–	–	66.2	**66.2**
Dividends	–	–	–	(86.2)	**(86.2)**
	–	–	–	(20.0)	**(20.0)**
Shares allotted	0.3	–	–	–	**0.3**
Executive share option schemes add-back	–	–	–	3.6	**3.6**
Loss on disposal of own shares	–	–	–	(0.2)	**(0.2)**
Actuarial gain recognised on the pension schemes	–	–	–	6.2	**6.2**
Deferred tax relating to actuarial gain on the pension schemes	–	–	–	(1.7)	**(1.7)**
Exchange differences	–	–	–	5.3	**5.3**
Tax on exchange differences	–	–	–	(0.4)	**(0.4)**
Movements in the year	**0.3**	–	–	**(7.2)**	**(6.9)**
At 31 December 2004	**54.3**	**50.7**	**103.5**	**425.7**	**634.2**

The cumulative goodwill on acquisitions which has been taken to reserves is £180.6m (2003: £180.6m).

The amount included within reserves in respect of the defined benefit net pension assets and liabilities is £33.3m (2003: £48.6m), net of the related deferred tax.

Parent company	Share premium account £m	Capital redemption reserve £m	Profit and loss account £m	Total £m
At 1 January 2004	54.0	103.5	291.9	**449.4**
Profit for the financial year	–	–	103.3	**103.3**
Dividends	–	–	(86.2)	**(86.2)**
	–	–	17.1	**17.1**
Shares allotted	0.3	–	–	**0.3**
Executive share option schemes add-back	–	–	3.6	**3.6**
Loss on disposal of own shares	–	–	(0.2)	**(0.2)**
Movements in the year	**0.3**	–	**20.5**	**20.8**
At 31 December 2004	**54.3**	**103.5**	**312.4**	**470.2**

As permitted by Section 230 of the Companies Act 1985, the profit and loss account for the Company has not been included in these financial statements.

24 Own shares

Group and Parent company	2004 £m	2003 £m
Cost		
At 1 January	**21.9**	18.9
Additions	**3.6**	3.7
Disposals	**(3.1)**	(0.7)
At 31 December	**22.4**	21.9

At 31 December 2004, 2.7m (2003: 2.8m) shares were held in trust on behalf of employees who hold options under the Group's share-based incentive schemes. The market value of these shares at 31 December 2004 was £19.7m (2003: £20.5m). Dividends are waived on 1.2m shares held by the share scheme trusts. Details of the share option schemes are given in the Directors' remuneration report on pages 38 to 49.

25 Financial commitments

	Group	
	2004 £m	2003 £m
Contracted capital commitments	**7.1**	4.1

The Company had no capital commitments.

	2004		2003	
Operating leases	Land and buildings £m	Plant and equipment £m	Land and buildings £m	Plant and equipment £m
The Group has commitments during the next financial year in respect of non-cancellable operating leases as follows:				
Operating leases which expire				
Within one year	**52.4**	**9.5**	29.0	5.3
Between one and five years	**126.4**	**22.0**	74.5	17.3
After five years	**74.1**	**12.1**	35.6	0.2
	252.9	**43.6**	139.1	22.8
Total commitments were as follows:				
Amounts payable				
Within one year	**252.9**	**43.6**	139.1	22.8
Between one and five years	**549.3**	**62.2**	295.3	29.3
After five years	**512.6**	**10.8**	259.2	2.3
	1,314.8	**116.6**	693.6	54.4

The Company had no commitments in respect of operating leases.

Leases of land and buildings are typically subject to rent reviews at specified intervals.

26 Contingent liabilities

The nature of the Group's business and the extent of its operations are such that its operating companies are from time to time involved in legal proceedings, as plaintiff or defendant. No such current proceedings are expected to have a material effect on the Group. Certain of the Group's banking arrangements include cross guarantees between Group companies. The Group has contingent liabilities of £10.6m (2003: £20.3m) principally for guarantees in connection with performance bonds.

The Company has guaranteed certain bank and other credit facilities of subsidiary undertakings and performance bonds amounting at the year end to £384.8m (2003: £363.1m). These guarantees are typically for overdraft facilities, certain operating leases, and customs and airline credit facilities. For VAT purposes the Company is a member of a group VAT registration of which Exel Holdings Ltd is the Representative Member; under this arrangement the Company has a joint and several liability for amounts due by those undertakings to HM Customs and Excise.

27 Acquisitions

The principal acquisitions during the year were:

- In June 2004, the shares of Fujitsu Logistics Ltd (Japan) were acquired. The consideration consisted of a cash payment of Y2.6bn (£13.2m) and deferred consideration estimated at Y1.9bn (£9.5m).
- In August 2004, the shares of Tibbett & Britten Group plc (UK and worldwide) were acquired. The consideration consisted of a cash payment of £320.3m, loan notes issued of £7.7m and costs of £12.6m, including £4.7m in respect of the costs incurred on exercise of the Tibbett & Britten Group LTIP scheme that crystallised on acquisition, net of deferred tax (£2.0m).

Other acquisitions made during the year were:

Bodenor S.A. (Chile)
Sociedade de Distribuição e Logística, Lda (Portugal)
Waste Hire Services Ltd (Environmental)
World's End Waste Transfer Station (Environmental)

The goodwill life of the above acquisitions is assessed at 20 years.

Tibbett & Britten Group

In its last financial year to 31 December 2003, Tibbett & Britten Group reported a profit after tax and minority interests of £9.7m. For the period since that date to the date of acquisition, Tibbett & Britten Group's management accounts, unadjusted by Exel, show:

	£m
Turnover	**849.2**
Operating profit	
Continuing operations before goodwill amortisation and exceptional operating costs	**11.7**
Goodwill amortisation	**(2.2)**
Exceptional operating costs	**(6.3)**
Profit on ordinary activities before finance expense	**3.2**
Net interest	**(4.3)**
Loss on ordinary activities before taxation	**(1.1)**
Tax on loss on ordinary activities	**(0.5)**
Loss on ordinary activities after taxation	**(1.6)**
Equity minority interests	**(0.1)**
Loss for the financial period	**(1.7)**
Loss for the financial period	**(1.7)**
Exchange differences	**(1.0)**
Total recognised gains and losses relating to the period	**(2.7)**

27 Acquisitions continued

Tibbett & Britten Group continued
Adjustments to the book value of net assets acquired are shown below.

	Book amount £m	Goodwill reversal £m	Joint Retail Logistics Ltd £m	Revaluations £m	Fair value to Group £m
Goodwill	52.9	(52.9)	–	–	–
Tangible fixed assets	168.0	–	3.6	(9.1)	**162.5**
Investments	14.5	(6.1)	–	(0.2)	**8.2**
Net cash and loans	(125.4)	–	8.1	–	**(117.3)**
Other assets	249.2	–	6.2	(0.4)	**255.0**
Other liabilities	(242.8)	–	(14.9)	(9.8)	**(267.5)**
Provisions	(25.5)	–	(0.2)	(16.4)	**(42.1)**
Net pension assets and liabilities	(71.1)	–	–	(21.1)	**(92.2)**
Minority interests	(0.6)	–	–	–	**(0.6)**
	19.2	**(59.0)**	**2.8**	**(57.0)**	**(94.0)**
Transfer of Joint Retail Logistics Ltd from joint venture to subsidiary undertaking					**(2.8)**
Goodwill					**437.4**
Consideration and costs					**340.6**
Consideration comprised:					
Net cash paid					**332.9**
Loan notes issued					**7.7**
					340.6

The book values of the assets and liabilities shown above have been taken from the management accounts of Tibbett & Britten Group at the date of acquisition, unadjusted by Exel. The fair values set out above are provisional figures which will be finalised in the 2005 financial statements following final review of the judgmental areas.

The goodwill column is the reversal of Tibbett & Britten Group's own goodwill.

The Joint Retail Logistics Ltd column is the impact of that company, previously a joint venture between Tibbett & Britten Group and Exel, becoming a full subsidiary undertaking of Exel.

Revaluation adjustments in respect of tangible fixed assets comprise the revaluation of certain freehold properties to market value on an existing use basis by professional valuers (net £0.1m), the write down of obsolete or impaired plant and equipment (£3.9m), and the impairment of computer software (£5.1m).

Revaluation adjustments to other assets are in respect of net debtors not recoverable (£4.1m), the write-off of business development and contract start up costs (£4.3m), offset by a deferred tax asset on the fair value adjustments (£8.0m).

Revaluation adjustments to other liabilities relate to unrecorded liabilities (£9.8m).

The revaluation of provisions relate to liabilities which were not fully reflected in the balance sheet of Tibbett & Britten Group's businesses on acquisition. These are adjustments to provisions for uninsured losses (£7.2m), onerous property lease contracts (£4.1m), customer claims and litigation (£2.9m), and other provisions (£2.2m).

The revaluation of the pension liability is a roll forward by external actuaries of the Tibbett & Britten Group pensions liabilities from the FRS 17 liabilities assessed at 31 December 2003 to the date of acquisition, together with updated asset market values at the same date (net adjustment £21.1m). The pension liabilities have been based upon more realistic financial and mortality assumptions. A full valuation of the Tibbett & Britten Pension Scheme will be made as at April 2005 and this will be used to finalise the roll forward adjustment in 2005.

27 Acquisitions continued

Other acquisitions

Adjustments to the book value of net assets acquired are shown below.

	Book amount £m	Revaluations £m	Fair value to Group £m
Tangible fixed assets	17.1	(11.6)	**5.5**
Net cash and loans	(1.5)	–	**(1.5)**
Other assets	69.4	–	**69.4**
Other liabilities	(63.8)	–	**(63.8)**
Provisions	–	(1.0)	**(1.0)**
	21.2	**(12.6)**	**8.6**
Goodwill			**29.0**
Consideration and costs			**37.6**
Consideration comprised:			
Net cash paid			**28.1**
Deferred consideration			**9.5**
			37.6

The fair value adjustments contain some provisional amounts which will be finalised in the 2005 financial statements when the fair value review has been completed.

The finalisation of the fair values and adjustments to the deferred consideration for prior year acquisitions, mainly Pharma Logistics Group, have resulted in an increase in goodwill of £6.8m (note 9).

	£m
Tangible fixed assets	**0.3**
Net cash and loans	**(0.8)**
Other assets	**(8.1)**
Other liabilities	**8.4**
Provisions	**(1.1)**
	(1.3)
Goodwill	**6.8**
Deferred consideration and costs	**5.5**

Financials 04

28 Group cash flow statement

	2004 £m	2003 £m
Movements in provisions		
Uninsured losses	**15.6**	7.8
Onerous leases	**8.2**	(0.3)
Other	**(11.5)**	0.7
	12.3	8.2
Movements in working capital		
Stocks	**4.6**	(1.2)
Debtors	**(154.9)**	(39.2)
Creditors	**184.0**	37.0
	33.7	(3.4)
Returns on investment and servicing of finance		
Dividends received	**–**	8.7
Interest received	**18.5**	14.8
Interest paid	**(30.2)**	(23.7)
Cost of debt raised	**0.2**	0.2
Dividends paid to minority shareholders	**(5.9)**	(5.3)
	(17.4)	(5.3)
Taxation		
Tax paid	**(59.6)**	(50.2)
Tax refunds	**2.5**	0.1
	(57.1)	(50.1)
Purchase of businesses		
Consideration and costs	**(368.7)**	(100.4)
Net cash in acquired businesses	**3.9**	6.8
Deferred consideration	**(17.4)**	(16.9)
	(382.2)	(110.5)
Financing		
Allotment of shares	**0.3**	1.5
Own shares		
Purchase of own shares	**(3.6)**	(3.7)
Sale of own shares	**2.9**	0.7
Debt falling due within one year		
Increase in short-term borrowings	**(20.8)**	21.0
Repayments of loans	**–**	(31.3)
Debt falling due after more than one year		
Additions	**292.1**	1.3
Repayments	**(62.6)**	(66.6)
Receipts in respect of foreign currency derivatives	**42.2**	2.6
Capital element of finance lease rental payments	**(4.8)**	(2.9)
	245.7	(77.4)

28 Group cash flow statement continued

Analysis of net debt	At 1 January 2004 £m	Cash flow £m	Acquisitions £m	New leases £m	Non-cash movements £m	Exchange differences £m	At 31 December 2004 £m
Cash at bank and in hand	92.0	70.4				0.9	**163.3**
Overdrafts	(18.7)	(7.0)				(1.5)	**(27.2)**
	73.3	63.4				(0.6)	**136.1**
Loans	(219.6)	(208.7)	(112.0)	–	(0.2)	10.9	**(529.6)**
Finance leases	(18.3)	4.8	(11.7)	(2.2)	–	(0.2)	**(27.6)**
Current asset investments	12.3	1.8	0.2	–	–	(0.3)	**14.0**
Total	**(152.3)**	**(138.7)**	**(123.5)**	**(2.2)**	**(0.2)**	**9.8**	**(407.1)**

Acquisitions
The principal cash flows relating to acquisitions were as follows:

	2004 £m
Total operating profit	**(21.8)**
Share of profit of joint ventures and associates	**(1.6)**
Group operating profit	**(23.4)**
Depreciation	**12.5**
Goodwill amortisation	**9.6**
Exceptional operating costs	**30.7**
Loss on sale of tangible fixed assets	**1.2**
Pension service costs, non-cash	**0.9**
Movements in provisions	**5.6**
Movements in working capital	**37.4**
	74.5
Costs of reorganisation	**(22.2)**
Net cash inflow from operating activities	**52.3**
Net cash outflow for capital expenditure and financial investment	
Purchase of tangible fixed assets	**(11.7)**
Net cash inflow before financing	**40.6**

29 Related party transactions
In addition to disclosures made elsewhere in these financial statements, transactions with related parties were as follows.

During the year the Group billed £25.9m (2003: £17.3m) to Exel-Sinotrans Freight Forwarding Co Ltd (Exel-Sinotrans), a joint venture, and received charges from Exel-Sinotrans of £90.7m (2003: £69.2m) in respect of freight and other trading items. The amount payable to Exel-Sinotrans at the year-end was £4.5m (2003: £6.5m).

The Group sold services to and purchased services from Joint Retail Logistics Ltd (JRL), a joint venture until August 2004 when the company became a subsidiary undertaking, of £9.6m (2003: £11.6m) and £1.0m (2003: £1.0m) respectively. The amount receivable from JRL at 31 December 2003 was £0.4m.

At 31 December 2004 the amount receivable from Olayan Tibbett & Britten Logistics Ltd was £0.3m, mainly related to pre-acquisition funding.

At 31 December 2004 the amount receivable from Al Futtaim Tibbett & Britten was £0.3m, mainly related to pre-acquisition funding.

30 Principal Group undertakings

Subsidiary undertakings

The Group's principal subsidiary undertakings are set out below, all of which are held indirectly by Exel plc. Unless otherwise stated, the holdings are 100% of the voting rights and shares.

	Country of incorporation and operation
Logistics	
Europe, Middle East and Africa	
Tibbett & Britten Austria GmbH	Austria
Exel International Holdings (Belgium) NV	Belgium
Exel France SA	France
Tibbett & Britten France SA	France
Exel GmbH	Germany
Exel Europe Ltd	Great Britain
Exel Freight Management (UK) Ltd	Great Britain
Mercury International Ltd	Great Britain
Power Europe Ltd	Great Britain
Tibbett & Britten Ltd	Great Britain
Tradeteam Ltd (50.1%)	Great Britain
Exel Technology Supply Chain Solutions (Ireland) Ltd	Ireland
Exel (Italy) SpA	Italy
Exel Group Holdings (Nederland) BV	The Netherlands
Tibbett & Britten Africa (Pty) Ltd	South Africa
Exel (Iberia) Grupo SL	Spain
Exel Freight Management AB	Sweden
Americas	
Exel Global Logistics (Canada) Inc	Canada
Tibbett & Britten Group Canada Inc	Canada
Exel Supply Chain Services de Mexico SA de CV	Mexico
Exel Inc	USA
Exel Direct Inc	USA
Exel Global Logistics Inc	USA
Exel Transportation Services Inc	USA
FX Coughlin Co Inc	USA
Tibbett & Britten North America Inc	USA
Asia Pacific	
Exel (Australia) Pty Ltd	Australia
Exel Hong Kong Ltd	Hong Kong
Exel Japan KK	Japan
Exel Logistics Ltd	Japan
Exel Logistics (Korea) Ltd	Korea
Exel (Singapore) Pte Ltd	Singapore
Environmental	
Cory Environmental Ltd	Great Britain

Joint ventures

The Group's principal interests in joint ventures are set out below, all of which are held indirectly by Exel plc. Unless otherwise stated, the holdings are 50% of the voting rights and shares.

	Country of incorporation and operation
Logistics	
Exel-Sinotrans Freight Forwarding Co Ltd	People's Republic of China
Olayan Tibbett & Britten Logistics Ltd	Saudi Arabia
Al Futtaim Tibbett & Britten	United Arab Emirates
Ardillane Ltd (a property company)	Great Britain

Group five year record

		2004 £m	2003 £m	2002 (restated) £m	2001 £m	2000 £m
Turnover	£m	**6,343.7**	5,068.2	4,720.6	4,539.9	4,412.4
Operating profit						
Before goodwill amortisation, exceptional items and pension costs/credits	£m	**230.7**	195.2	181.6	173.2	172.8
FRS 17 defined benefit pension cost	£m	**(49.5)**	(40.8)	(33.5)	–	–
SSAP 24 pensions credit (UK)	£m	**–**	–	–	34.5	33.5
Before goodwill amortisation and exceptional items	£m	**181.2**	154.4	148.1	207.7	206.3
Goodwill amortisation	£m	**(42.8)**	(29.3)	(25.6)	(20.3)	(14.4)
Exceptional operating costs	£m	**(132.3)**	–	–	–	–
Total operating profit	£m	**6.1**	125.1	122.5	187.4	191.9
Profit before tax						
Before goodwill amortisation, exceptional items and pension costs/credits	£m	**219.7**	189.2	168.8	152.1	157.1
FRS 17 defined benefit pension cost	£m	**(49.5)**	(40.8)	(33.5)	–	–
SSAP 24 pensions credit (UK)	£m	**–**	–	–	34.5	33.5
Profit before tax, goodwill amortisation, exceptional items and net return on pension schemes	£m	**170.2**	148.4	135.3	186.6	190.6
Net return on pension schemes	£m	**34.7**	29.8	60.5	–	–
Profit before tax, goodwill amortisation and exceptional items	£m	**204.9**	178.2	195.8	186.6	190.6
Goodwill amortisation	£m	**(42.8)**	(29.3)	(25.6)	(20.3)	(14.4)
Exceptional items	£m	**(67.2)**	0.1	0.9	(38.0)	(90.9)
Profit on ordinary activities before taxation	£m	**94.9**	149.0	171.1	128.3	85.3
Shareholders' funds	£m	**694.6**	702.0	669.6	860.3	817.0
Net debt	£m	**(407.1)**	(152.3)	(153.7)	(219.8)	(175.9)
Free cash flow	£m	**276.4**	193.0	176.3	140.3	62.2
Net cash (outflow)/inflow before the use of liquid resources and financing	£m	**(180.5)**	14.1	40.4	(25.5)	20.3
Dividend per share	pence	**29.2**	24.7	22.8	21.3	20.7
Earnings per share						
Basic	pence	**22.4**	32.8	37.3	22.9	5.9
Basic before goodwill and exceptional items	pence	**40.3**	34.1	30.6	41.4	41.2

The 2002 results have been restated following the adoption of FRS 17 'Retirement benefits' and the introduction of UITF 38 'Accounting for ESOP trusts'.

Glossary of supply chain terms

3PL or third-party logistics provider; a supplier of logistics services that primarily uses its own assets and resources.

4PL or fourth-party logistics provider; a supplier of supply chain co-ordination and management services that generally does not own or operate the underlying assets and resources. When acting as a lead logistics provider (LLP), it may also co-ordinate and integrate the services of others with complementary or supporting capabilities.

Added-value processes/services Complementary processes or services applied to a product or service to increase its value to internal or external customers.

Aftermarket Activities completed after the sales process, such as the replacement and servicing of parts; particularly prevalent in the automotive industry.

Airfreight The transport of goods by air.

Backstage areas Behind-the-scenes areas of stores and shops where stock is held and logistics support and services are managed.

Bonded warehouse A facility or consolidation centre that is authorised by customs to store goods. The payment of duties and taxes are only payable once the goods are removed.

Box car A closed freight car.

Bulk container A large container designed to carry bulk cargo.

Campus A site where multiple distribution centres share resources such as employees and transport to maximise time and cost efficiencies. See also Distribution Centre; Multi-user.

Consignment One or more items that a carrier has accepted for shipment at a given time.

Consolidation The combination of two or more consignments to create a more economical freight solution.

Consolidation Centre A warehouse in which goods are packaged into larger units for onward distribution.

Container A sealed, reusable metal box for the shipping of goods by sea and rail.

Contract logistics The process of outsourcing product flow management, storage and related information transfer services, usually under long-term contract, with the objective of increasing efficiency and control.

Control Tower Bespoke packages of information services used to manage and control supply chain activities on behalf of customers and suppliers. Also known as Logistics Control Tower (LCT).

Cross-dock/docking The direct flow of goods from receipt to shipping, bypassing storage. Used to reduce costs and lead-times for fast-moving and perishable goods.

Customs broking The handling of customs formalities around the import and export of goods on behalf of importers.

Demand chain The reverse of the supply chain, when the processes employed switch from push to pull. The demand chain is driven by consumers rather than manufacturers of goods. See also pull replenishment.

Dispatch The release of a container to a carrier or amounts paid to a carrier to charter the transport of goods.

Distribution The process of storing and transporting finished goods between the end of the production line and the final customer.

Distribution Centre (DC) A facility that accepts inbound consignments of raw materials, components or finished goods, divides and then recombines them into outbound shipments. Many DCs also contain specialised handling/storage equipment and IT systems and serve as warehouses.

Drop shipment The direct shipment of goods from a manufacturer to a dealer or consumer, bypassing the wholesaler.

End-to-end The complete cycle of logistics activity. End-to-end supply chain management comprises the sourcing and transport of goods from point of origin to final customer destination.

End-of-life Goods that have reached the end of their shelf life; can include obsolete items or items that cannot be repaired.

Free Trade Zone (FTZ) A commercial or industrial area near a port of entry where merchandise and raw material imports are not subject to customs charges or duties.

Freight forwarder A person or company involved in the collection, consolidation, shipping and distribution of goods from overseas countries. Typically, freight forwarders clear freight through customs, prepare documents and arrange shipping, warehousing and delivery.

Freight management The management of third-party carriers to ensure the swift, safe and cost-efficient delivery of shipments, often involving the integration of a range of services.

Freight Transport Association UK trade association serving the transport interests of companies moving goods by air, rail, road and sea.

Full-truck-load (FTL) Where goods being shipped occupy a complete truck.

Garments on hangers Standard containers fitted with bars and ropes to keep the clothes neat so they can be put straight on to shop shelves.

Globalisation The internationalisation of trade, by which domestic economies become inter-dependent.

Home delivery The transportation of goods to customers' locations of choice (including workplaces); can also refer to order fulfilment. Most e-commerce sales involve home delivery.

International Air Transport Association (IATA) Trade association serving airlines, governments, passengers, shippers and travel agents.

Inbound logistics The movement of raw materials and components from suppliers/vendors to production processes and storage facilities. International inbound logistics is the management of the international inbound supply chain on behalf of retailers.

Inbound-to-manufacturing The sourcing and transport of goods from their point of origin/manufacture through to the manufacturing facility.

In-store logistics The provision of pre-retailing services within shops, often in backstage areas. Services can include stock replenishment, storage and packaging.

Integrated logistics/supply chain The management of multiple supply chain components as a single entity on a global or regional scale. This practice can result in a more efficient supply chain and lower costs.

Inter-modal The co-ordinated movement of freight using different methods of transport, which is often a combination of truck and rail.

International inbound logistics/ supply chain See inbound logistics.

Inventory Stocks of raw materials, components, work in progress, finished goods and other supplies.

Just-in-time Activities, including deliveries, completed at the right time in order to meet production and client schedules. These techniques help companies improve their return on investment by reducing in-process inventory and its associated cost.

Kerbside Delivery to and/or collection from the roadside.

Kitting The assembly of components to make a single item.

Last 50 yards/mile The transfer of goods from the rear of the delivery vehicle to the store shelf.

Lead logistics provider/partner (LLP) See 4PL.

Less-than-truckload (LTL) A shipment that does not fill a standard truck.

Logistics The process of planning, implementing and controlling the efficient and cost-effective flow and storage of raw materials, in-process stocks, finished goods and related information from the point of origin to the point of consumption for customers. Put more simply, it is the science and art of ensuring that the right products reach the right place in the right quantity at the right time in order to satisfy consumer demand. Logistics encompasses warehousing, transport, added-value/pre-retailing services and IT solutions and covers inbound, outbound, internal, international and reverse product flows.

Logistics re-engineering The study and re-design of logistics processes to achieve a significant improvement in performance.

Logistics service provider (LSP) An organisation that offers 3PL or 4PL services.

Logistics Control Tower (LCT) See Control Tower.

Logistics outsourcing See outsourcing.

Multi-modal Shipping that includes at least two modes of transport.

Multi-user Typically, a storage site used by more than one manufacturer or organisation.

National Distribution Centre (NDC) See Distribution Centre (DC).

Origin services Support/added-value functions offered at the point of origin of merchandise or materials. Can include buying, purchase order management, vendor compliance, quality inspection, document management, container optimisation, pick-and-pack, pallet loading, customs processing and consolidation.

Outbound logistics See distribution.

Outsourcing The sub-contracting to external companies of tasks considered to be outside an organisation's core competence. Logistics outsourcing is one of the most popular forms.

Pallet A flat wooden tray that is loaded by a fork-lift truck, used for transporting goods.

Pick-and-pack The process by which goods are picked against customers' orders and then packed for onward distribution.

Pre-retailing The process of preparing merchandise in the DC for transfer to and display at the retail outlet. Can include the removal of transit packaging, transfer of garments from boxed to hanging format, ticketing, tagging and assembly of merchandise into store-floor or store-shelf order.

Pre-shipping Activities completed before goods are transported by sea.

Pull replenishment The customer-driven flow of materials and merchandise through the supply chain. See also demand chain.

Railfreight The transport of goods by rail.

Roadfreight The transport of goods by road.

Real-time In the present. A real-time system that enables an immediate response to external events. Often used in relation to tracking; see also track-and-trace.

Roadside See kerbside.

Reverse logistics The process of collecting, handling and transporting used, damaged, unwanted or end-of-life goods and/or packaging for disposal, recycling or recovery. Can also refer to the return of re-usable transit equipment (pallets, containers etc.) to a point further up the supply chain (i.e. upstream).

RFID/smart labels RFID is radio frequency identification, a system that uses radio signals to locate and identify merchandise, batched products or transportation assets fitted with special electronic tags. The tags – also known as smart labels or intelligent tags – enable the automatic track-and-trace of merchandise/assets throughout the supply chain. RFID can help to reduce administration, improve productivity, optimise the use of warehousing space and increase accuracy and control.

Routing The process for arranging the course of direction of goods for transport.

Seafreight The transport of goods by sea.

Service logistics Logistics activities relating to the management of parts to and from customers.

Shared-user See multi-user.

Solution sets Packages of core services that cover multiple supply chain activities. Solution sets are based on standardised processes and pre-configured IT products.

Sourcing The practice of locating and procuring goods and products.

Sub-assembly The processes for putting together individual units to fit with other components to make a finished product.

Supply chain A linked set of resources and processes that begins with the sourcing of raw materials and ends with the delivery of merchandise to the final customer. It covers vendors, manufacturing facilities, logistics service providers, internal distribution centres, distributors, wholesalers and other intermediaries. See also demand chain.

Supply chain management The co-ordinated control of the supply chain, from the acquisition of raw materials from vendors through their transformation into finished goods to the delivery of merchandise to the final customer. It involves end-to-end information sharing, planning, resource synchronisation and performance measurement.

TEU or 20-foot equivalent unit; the standard size of a seafreight container.

Temperature-controlled The storage of goods within a certain temperature range as required by the product type, e.g. chilled and frozen.

Time-definite A freight or delivery service that specifies or guarantees a day or time.

Track-and-trace The process for recording the progress of a consignment through the supply chain, usually in or near real-time, in order to track its status or trace its movements. Sophisticated Control Tower systems function as a single point of control, delivering centralised command of the supply chain with full visibility.

Transload The transfer of 40ft container loads into truck-driven 53ft containers to reduce costs per unit and achieve faster and more accurate deliveries.

Truckload FTL and LTL above.

Upstream See reverse logistics.

Unit cost The total cost of producing a single unit.

Value-added services See added-value services.

Vendor consolidation The process for managing various vendors in order to consolidate multiple LTL shipments within a consignment to reduce costs and improve delivery efficiency.

Vendors The sellers of products and services.

Visibility The ability to view detailed information about supply chain management processes, typically in real or near real-time.

Warehouse/warehousing See distribution centre.

Register analysis

Shareholder analysis as at 14 February 2005.

Size of holding	Number of holders	%	Number of shares	%
1-200	12,153	39.26	839,914	0.28
201-1,000	10,757	34.75	5,518,330	1.85
1,001-10,000	6,723	21.72	18,683,872	6.26
10,001-100,000	993	3.21	28,665,295	9.61
100,001-1,000,000	275	0.88	91,513,084	30.66
1,000,001+	55	0.18	153,189,525	51.34
Total	30,956	100.00	298,410,020	100.00

Share price information/performance

Company share price information is available at **www.exel.com**. By selecting 'Share price' under the Investors section of the website, shareholders can check the value of their shareholding online or review share charts illustrating annual share price performance trends.

Shareholders within the UK can also use Ceefax, Teletext and the FT Cityline service (Telephone: 0906 846 3545 – calls charged at premium rate). The share price is also listed in most daily national newspapers.

Electronic communications

If you would prefer not to receive a paper copy of the Annual Report, Exel offers shareholders the opportunity to receive notification via e-mail when a Company publication such as the latest Annual/Interim Report or notice of a shareholder meeting is released on the Exel website.
To take advantage of this you will need to register for the Shareview service operated by Lloyds TSB, our Registrar. To register log on to **www.shareview.co.uk**, click 'Register now' and follow the online instructions.

Shareholder enquiries

Lloyds TSB Registrars hold the Company's share register. Any enquiries relating to the administration of shareholdings in Exel plc, such as dividend payment instructions or a change of address should be notified direct to the Registrar. Your correspondence should refer to Exel plc and the registered name and address of the shareholder. The frequently asked questions section of the Exel website, **www.exel.com**, also aims to answer some common shareholder queries (click on 'Investors' then 'Shareholder services').

Shareholder services

Shareholders can benefit from a range of additional services including direct payment of dividends into a chosen bank account, payment of dividends in foreign currencies and a dividend re-investment plan which enables shareholders to use the whole of their cash dividends to buy additional Exel shares in the market at competitive dealing rates. Full details of these services can be obtained from the Registrar.

Financial calendar

	2005
Preliminary announcement of 2004 results and final dividend	Friday 4 March
Annual Report posted	Tuesday 29 March
Ex-dividend date	Wednesday 13 April
Dividend record date	Friday 15 April
Last date for shareholders to elect for DRIP	Friday 15 April
Annual General Meeting	Thursday 28 April
Payment of 2004 final dividend	Monday 9 May
Announcement of 2005 interim results and dividend	Thursday 28 July
Payment of 2005 interim dividend	October

Annual General Meeting

The Annual General Meeting will be held at 12 noon on Thursday 28 April 2005 at:

The Congress Centre
28 Great Russell Street
London WC1B 3LS

Shareholders will be asked to approve the Directors' remuneration report, the election of John Pattullo and re-elections of John Coghlan, Jean-Claude Guez and Nigel Rich to the Board of Directors, the new Long Term Incentive Plan 2005 and the new Share Matching Plan 2005.

Other resolutions include proposals to renew, for a further year, the Directors' general authority to allot relevant securities of the Company, to allot equity securities for cash and to renew the authority for the Company to buy back its own ordinary shares. No such purchase was made during 2004. If approved, the authorities will expire at the end of the 2006 AGM.

Share dealing service
The Company's brokers, JPMorgan Cazenove, provide shareholders with a low cost way of buying and selling Exel shares by post.

For further information and to obtain the necessary forms please contact:

JPMorgan Cazenove
Corporate Dealing Department
Postal Dealing Service
20 Moorgate
London EC2R 6DA
Telephone: + 44 (0) 207 155 5155

Shareholders can also take advantage of the dealing service operated by Lloyds TSB Registrars by logging on to **www.shareview.co.uk/dealing** for internet dealing, or by calling 0870 850 0852 for telephone dealing.

Merger
Ocean Group plc (now Exel plc) and former Exel plc (previously NFC plc) merged in May 2000 to form Exel plc.

Charitable donations
The Exel Foundation is a charitable trust supported by the Company, which helps disadvantaged children and young people. Shareholders wishing to donate cash/shares to the Exel Foundation, or to receive details of its matched giving programme, should contact Community Affairs.
Telephone: +44 (0) 1234 833090

Institutional investors
Institutional investors can make enquiries by using the e-mail link on the Company's website or by telephone.
Telephone: +44 (0) 1344 744409

Unsolicited mail
The law states that the Company must make its register of members available to other organisations and, as a consequence, some shareholders may receive unsolicited mail from third party organisations. Shareholders wishing to limit the amount of such mail can write to:

The Mailing Preference Service
FREEPOST 29 LON20771
London W1E 0ZT
Telephone: 0845 703 4599
Facsimile: +44 (0) 207 323 4226


To register online visit **www.mps-online.org.uk**

Company Secretary
Doug Evans

Director of Investor Relations
Duncan Magrath

Registered office
Ocean House
The Ring
Bracknell
Berkshire RG12 1AN
Telephone: +44 (0) 1344 302000

Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

Exel shareholder helpline:
Telephone: 0870 600 3970 (from within the UK)
or +44 (0) 121 415 7047 (from outside the UK)
Textphone: 0870 600 3950 (from within the UK)

Auditors
Ernst & Young LLP
1 More London Place
London SE1 2AF

Stockbrokers
JPMorgan Cazenove
20 Moorgate
London EC2R 6DA

UBS
1 Finsbury Avenue
London EC2M 2PP


Current and potential investors are encouraged to visit the Investors section of our website at **http://www.exel.com/exel/home/investors/shareholderservices/**


Shareholders are encouraged to visit our website at **www.exel.com**

www.exel.com

In October 2004, we relaunched our global website, www.exel.com. The aim was to enhance content, strengthen brand consistency, refresh design and improve navigation. The primary driver was the Disability Discrimination Act 1995 section 21 (December 1999), legislation requiring that all websites be accessible to the visually impaired. Some of the many 'accessible' and enhanced tools are demonstrated below:



Industries
This area of the site provides details on our sector specialisms with easy access to all relevant internal links across the site.



Solutions
For further details on the solutions and core services we offer, visitors can view this information in 'Solutions'. Within this section, we have extensively used the 'related links' boxes to ease navigation and consistent formatting of content and uniformed templates for clarity.



Investors
Enhancements to the Investors area include the option to view share prices in a graph as well as in a table. The regulatory news feed includes a comprehensive search function by keyword, date and category. The blue 'financial news' box within the navigation panel highlights the latest financial news releases.



Search
Go
delivering value
across the supply chain
exel
Solutions
Regions
Industries
Share price

Home
A number of 'accessible' enhancements were made to the home page including improvements to download time, updating of photography and the removal of flash downloads across the site. There is also a scrolling news ticker to keep visitors up-to-date with the latest news from Exel.



Contact us
Whether visitors' enquiries are new business, investor or media related, we have made contacting Exel simpler. The 'contact us' forms enable visitors to e-mail their enquiries directly to the relevant department or function in Exel.



Registrations
Visitors are encouraged to register to receive regular updates from Exel, including the latest news releases and case studies. To make the process more 'accessible', the log-in details sit on the left navigation panel where visitors can also amend their personal preferences.



Regions
Exel's global network is demonstrated within the 'Regions' section of the site. For accessibility, we have used a clear and user-friendly interactive map with the option to use a drop-down menu if visitors prefer. On the country sites, green 'languages' boxes indicate to the visitor the option to switch between languages.

Merchant' in collaboration with Ammunition. Printed by Butler & Tanner.

This publication was printed on Skye Coated Extra Matt which is certified Totally Chlorine Free (TCF) and Nordic Swan approved, and Lumi Silk which is certified Elemental Chlorine Free (ECF) and is in accordance with ISO 14001. All paper was acquired from suppliers operating sustainable forest reserves, and using a majority of forest and sawmill waste.

Head Office

Ocean House, The Ring
Bracknell RG12 1AN
United Kingdom
Telephone +44 (0)1344 302000

Global Freight Management
Exel
4120 Point Eden Way, Suite 200
Hayward,
California, CA 94545
United States
Telephone +1 510 731 3333

Americas
Exel
570 Polaris Parkway
Westerville
Ohio, OH 43082
United States
Telephone +1 614 865 8500

Europe, Middle East and Africa
Exel
Solstice House
251 Midsummer Boulevard
Milton Keynes MK9 1EQ
United Kingdom
Telephone +44 (0)1908 244000

Asia Pacific
Exel
81 ALPS Avenue
Singapore 498803
Telephone +65 6318 6388